GFR PHARMACEUTICALS, INC.
                            SUITE11405 - 201A STREET
                      MAPLE RIDGE, BRITISH COLUMBIA V2X 0Y3



                                                               November 18, 2005



VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0406
Attention: Linda Cvrkel, Branch Chief


RE:      GFR PHARMACEUTICALS, INC.
         FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2004
         COMMISSION FILE #: 0-27959


Ladies and Gentlemen;

         We have received your comments to our Form 10-KSB for the year ended December 31, 2005 and thank for your review to assist and enhance the overall disclosure in our Exchange Act filings. We supplementally respond to all your comments as follows:

FORM 10-KSB

Item 6. Management's Discussion and Analysis

Results of Operations, page 8

1. We acknowledge your response to prior comment 5 regarding the correction of the error. Please expand your disclosure to address the following:

o Provide introductory disclosure of the effects of the restatement in MD&A.
o Please have Robison, Hill & Co. revise their report to include an explanatory paragraph to note that the financial statements have been restated.
o Revise Note 1 to your financial statements to clarify that the restatement reduced net income by $311,182 and disclose the related per share amounts.
o Please tell us if you considered the impact of the restatement on your disclosures under Item 307 of Regulation S-B. Please tell us why you continue to believe that your disclosure controls and procedures were effective after considering the fact that the financial statements were required to be restated.

o Please disclose any changes in internal control over financial reporting to correct the problem that resulted in the restatement. Please refer to Item 308(c) of Regulation S-B.
o Please refer to the requirement to file an Item 4.02 Form 8-K when previously issued financial statements can no longer be relied upon because of an error in the financial statements.

RESPONSE:

         o We have included an introductory paragraph disclosing the effects of the restatement in MD&A.
         o Robison, Hill & Co. have revised their report to include an explanatory paragraph regarding the restatement of the financial statements.
         o We have added disclosure to Note 1 to clarify the reduction to net income of $311,182 and the related per share amounts.
         o We have modified our disclosure to state that disclosure controls and procedures were not effective.
         o We have added disclosure regarding changes to internal control over financial reporting.
         o We will file an 8-K to report item 4.02 due to the restatement of our financial statements. We have attached a draft to this response.

2. After the correction of the error, it appears that you still had a material increase in net gains resulting from foreign currency transactions in 2004. Please expand your disclosure to discuss the reason for the increase in the net foreign currency transaction gains in 2004. We note that net foreign currency transaction gains during the six months ended June 30, 2005 are material. Please tell us whether the error that resulted in the restatement was corrected before you filed your 2005 10-QSBs.

RESPONSE:         We have expanded our disclosure to discuss the increase in net gains resulting from foreign currency transactions and the reasons for the increase in 2004

                  We did not correct the error prior to filing the 10-QSB's. Please see the proposed revisions to our 10-QSB's for 1st and 2nd quarter.

3. Please expand your disclosure in response to prior comment 6 to clarify why the net operating loss carry forwards utilized in 2004 were significantly higher than 2003. Please explain to us why your net operating loss carry forwards were not utilized in 2003.

RESPONSE:         We have recalculated the reconciliation from book to tax based on the net income per the restatement. The effective tax rates per book are now 22% for 2004 compared to 48% for 2003. We have added disclosure to Item 6. Managements Discussion and Analysis regarding the drop in effective tax rates and disclosed that the primary difference between book and tax is a timing difference for depreciation deductions between book and tax.

Critical Accounting Policies, page 9

4. Your proposed disclosures in response to prior comment 7 appear to be a reiteration of the accounting policies included in the notes to your financial statements. Please revise your disclosures to discuss only your critical accounting estimates and not all of your accounting policies. Please refer to Financial Reporting Release 72 for guidance on disclosure of critical accounting estimates.

RESPONSE:         We have  revised or  disclosure  to discuss  only our critical accounting policies.

Item 12. Certain Relationships and Related Transactions, page 17

5. We note your responses to comment 9. Please file as exhibits the agreements underlying each of the transactions discussed in this section.

RESPONSE:         We will file the agreements as exhibits to the amended 10-KSB.
                  We have included a draft of the exhibits in this response.

6. Please expand the first paragraph to state how the $253,409 accounts payable to Richard Pierce arose; the second paragraph to disclose how the promissory note arose or for what you used the proceeds from the loan, as may be applicable; and the fourth paragraph to describe the amount, nature, and age of the equipment leased from Mr. Pierce. Also, please disclose the cost to Mr. Pierce of the equipment he has leased to the company.

RESPONSE:         We have added the requested disclosure.

7. In the third paragraph, you state "the MONTHLY rent charge is approximately $50,000 ($60,000 Canadian) PER YEAR" (emphasis added). Please clarify whether the stated rent amount is a monthly or a yearly amount.

RESPONSE:         We have clarified that the $50,000 is the yearly amount.

Item 13. Exhibit and Reports on Form 8-K, page 18

8. We note that in response to comment 4, you plan to file the lease agreements with your amended Form 10-KSB, and you have included them in the draft amendment. Please include in your exhibit index a reference to these exhibits and to all other exhibits you will file with your amendment.

RESPONSE:         We have referenced the exhibits in the index.

Consolidated Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-7

9. We reiterate our prior comment 10. Please tell us why you have not included the disclosures required by paragraph 38 of SFAS 131.

RESPONSE:         We did not include  geographic  information  as in our view it did not appear material in amount due to the fact that there were only two sales made to customers outside Canada in 2004 and zero sales in 2003. However, to satisfy SFAS 131 paragraph
                  38 we have now added the requested disclosure.

Signatures, page 20

10. We note the revisions you made pursuant to comment 8. Please add the title of "director" to caption accompanying Mr. Pierce's signature.

RESPONSE:         We  have  added  the  title  of   "director"  to  the  caption
                  accompanying Mr. Pierce's signature.




                                                         Respectfully Submitted,


                                                         /s/ Richard Pierce
                                                         Richard Pierce,
                                                         President and C.E.O.

Proposed 8K Filing






                                  UNITES STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 8-K

                                 CURRENT REPORT
     PURSUANT TO SECTION 13 OF 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934


       Date of Report (Date of earliest event reported) SEPTEMBER 23, 2005
                                                        ------------------


                            GFR PHARMACEUTICALS, INC.
             (Exact name of registrant as specified in its charter)

             NEVADA                      000-27959              77-0517964
--------------------------------------------------------------------------------
  (State or other jurisdiction           Commission            (I.R.S. Employer
of incorporation or organization)        file number         Identification No.)

        Suite 11405 - 201A Street, Maple Ridge, British Columbia V2X 0Y3
            (Address of principal executive office) Zip/Postal Code

                    Issuer's telephone number: (604) 460-8440

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instructions A.2. Below):

[] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[] Pre-commencement communications pursuant to Rule 13e4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 4.02(a) Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review

Restatement and non-reliance

On September 23, 2005, our independent auditors, Robison, Hill & Co., informed us that they had discovered and error in our financial statements for the year ended December 31, 2004.

Following our discussion with Robison, Hill & Co., we determined that the December 31, 2004 financial statements should be restated to reflect the correction of this error as well as the financial statements for the quarters ended March 31, 2005 and June 30, 2005.

On the date hereof, GFR Pharmaceuticals, Inc. is filing an amendment to its Annual Report on Form 10-KSB for the year ended December 31, 2004, to amend and restate financial statements and other financial information for the year 2004. We are also filing on the date hereof, ammendments to the Quarterly Reports of Form 10-QSB for the quarters ended March 31, 2005 and June 30, 2005.

We are filing these amendments to correct an error relating to the translation of our financial statements from Canadian dollars to U.S. dollars for reporting purposes. The error impacts the year ended December 31, 2004 and the quarters ended March 31, 2005 and June 30, 2005, but has no effect on the financial statements issued in prior fiscal years. The restatement corrects an error within the currency translation adjustment, which should be reported in the equity section of the balance sheet, but was reported in error in the income statement. The impact of the restatement reduced net income by $311,113, net of tax and reduced earnings per share from $0.38 to $0.10 for the year ended December 31, 2004. The restatements for the quarters reduced net income by $109,806, net of tax and reduced earnings per share from $0.13 to $0.03 for the period ended March 31, 2005, and reduced net income by $93,104, net of tax and reduced earnings per share from $0.12 to $0.03 for the period ended June 30, 2005.

In light of the restatement, readers should no longer rely on our previously filed financial statements and other financial information for the year ended December 31, 2004 and the quarters ended March 31, 2005 and June 30, 2005.

We have discussed the matters disclosed in this current report on Form 8-K with Robison, Hill and Co.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                            GFR PHARMACEUTICALS, INC.
                                  (Registrant)

Date: November 18, 2005


/s/ Richard Pierce
Richard Pierce,
President, C.E.O. and Director

Proposed Form 10-KSB/A



                     U.S. Securities and Exchange Commission

                              Washington, Dc 20549


                                  FORM 10-KSB/A



           [ X ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                   For the fiscal year ended December 31, 2004
                                             -----------------

                        Commission file number 000-27959

                            GFR Pharmaceuticals, Inc.
                            -------------------------
                 (Name of small business issuer in its charter)


             Nevada                                    77-0517964
---------------------------------            -----------------------------------
 (State or other jurisdiction               (I.R.S. Employer Identification No.)
of incorporation or organization)

        Suite 11405 - 201A Street, Maple Ridge, British Columbia V2X 0Y3
             (Address of principal executive office) Zip/Postal Code

         Issuer's telephone number: (604) 460-8440

Securities registered pursuant to Section 12(b) of the Act: None
                                                            ----

Securities registered pursuant to Section 12(g) of the Act:

                                  Common Stock
                                (Title of Class)


         Check whether the issuer (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ( X ) NO ( ).

         Check here if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. ( X )

         Issuer's revenues for its most recent fiscal year, were $5,859,763 .
                                                                 -----------

         Issuer's Common Shares outstanding at December 31, 2004 was 1,079,940. The aggregate market value of voting and non-voting common equity held by non-affiliates as of April 5, 2005 was $127,485, computed based on the average bid and asked price of such common equity as of April 5, 2005.

         Except for the historical information contained herein, the matters set forth in this Form 10- KSB are forward looking statements within the meaning of the "Safe Harbor" provision of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risk and uncertainties that may cause actual results to differ materially. These forward-looking statements speak only as of the date hereof and Laredo Investment Corp. disclaims any intent or obligation to update these forward-looking statements.

Documents Incorporated by Reference:  Certain exhibits



                                Explanatory Note

We are filing this Amendment No. 1 to our Annual Report on Form 10-KSB for the year ended December 31, 2004 to respond to certain comments received by us from the Staff of the Securities and Exchange Commission ("SEC"). We have restated our balance sheet at December 31, 2004, and statements of income, stockholders' equity and cash flows for the year ended December 31, 2004. The restatement impacts the year ended December 31, 2004, but has no effect on the financial statements issued in prior fiscal years. The restatement corrects an error within the currency translation adjustment, which was expensed in error. The impact of the restatement reduced net income by $311,113, net of tax and reduced earnings per share from $0.38 to $0.10 for the year ended December 31, 2004.

For convenience and ease of reference we are filing this Annual Report in its entirety with the applicable changes. Unless otherwise stated, all information contained in this amendment is as of April 13, 2005, the filing date of our Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004. Accordingly, this Amendment No. 1 to the Annual Report on Form 10-KSB/A should be read in conjunction with our subsequent filings with the SEC.

ITEM 1.           DESCRIPTION OF BUSINESS.

Business Development

GFR Pharmaceuticals, Inc. (Formerly Laredo Investment Corp.) was incorporated under the laws of the State of Nevada on December 18, 1996. GFR Pharmaceuticals, Inc. ceased all operating activities during the period from December 18, 1996 to July 9, 1999 and was considered dormant. On July 9, 1999, GFR Pharmaceuticals, Inc. obtained a certificate of renewal from the State of Nevada. From July 9, 1999 to January 21, 2000, GFR Pharmaceuticals, Inc. was in the development stage.

On January 21, 2000, the Company entered into an Acquisition Agreement with GFR Pharm, Ltd. (Formerly GFR Nutritionals, Ltd.), a British Columbia corporation,
(GFR), Richard Pierce and Lucretia Schanfarber (the GFR Majority Shareholders) to acquire their shares representing 100% of the outstanding common stock of GFR in exchange for 19,000,000 newly issued shares of Laredo's restricted common stock. The transaction was recorded as a reverse acquisition. GFR was incorporated in March 1997 as Helm Developments Ltd. In June 1998, the Company formally changed its name to GFR Nutritionals Ltd. GFR was 100% owned by the President and CEO, Richard Pierce from inception until January 17, 2000, when a 10% interest was acquired by Lucretia Schanfarber. Business operations began in October 1998 after acquiring manufacturing equipment and arranging to manufacture nutritional supplements under a private label contract.

On June 21, 2000, the Company entered into an Acquisition Agreement with Nutritionals (USA) Direct.Com, a Washington corporation, (NDC), to acquire 100% of the outstanding common stock of NDC in exchange for $1,000. The transaction has been recorded as a purchase. NDC operations were wound down in October 2002 and the company became dormant.

On November 1, 2000, GFR Pharmaceuticals, Inc. entered into an Acquisition Agreement with R & L Health, Inc., a British Columbia corporation, (R&L), to acquire 100% of the outstanding common stock of R&L in exchange for $0.01. The transaction was recorded as a purchase.

On April 5, 2004, GFR Nutritionals, Ltd. and R&L Health, Inc. changed its name to GFR Pharma, Inc. and GFR Health, Inc., respectively.

On  August  9,  2004,   Laredo   Investment  Corp.   changed  its  name  to  GFR
Pharmaceuticals, Inc.

Narrative Description of the Business

GFR Pharma, Ltd. (Formerly GFR Nutritionals Ltd.), GFR Pharmaceuticals, Inc.'s wholly owned subsidiary is an established manufacturer of quality nutritional supplement products. GFR Pharma, Ltd. (Formerly GFR Nutritionals Ltd.), operates a full service manufacturing facility that produces natural-source nutritional, vitamin, mineral, herbal sports nutrition products and over the counter pharmaceutical products which are sold on a private label basis to wholesale and retail clients. GFR Health, Inc. (Formerly R&L Health Inc.), GFR Pharmaceuticals, Inc.'s wholesale division markets products manufactured by GFR to mass market retailers.

Nutritional supplements are being increasingly recognized by the medical and scientific communities as an integral component of a healthy lifestyle. Much of the growth in this industry is driven by six key factors:

         o Positive publicity - For several years, medical journals and news reports have widely and consistently publicized the positive effects of nutritional supplements. Many of these reports focus on the correlation between consumed nutrients and the reduced incidence of certain diseases. As a result, the nutritional supplement industry has experienced greater acceptance and popularity.

         o Increased research - The more the scientific community learns about the human body, more is proved that an individual's diet and health are undoubtedly connected. Government agencies, universities, and private companies are increasing their sponsorship of research assessing the benefits of nutritional supplements and herbs.

         o Favorable regulatory environment - The US Dietary Supplement Health and Education Act (DSHEA) created a set of guidelines specific to the supplement industry and established a regulatory environment which allows responsible nutrition companies to thrive and allows the industry to regulate itself with supervision by the FDA. Health Canada has followed suit and defined Good Manufacturing Practices, with which compliance in the industry is voluntary.

         o Mass market distribution - Nutritional supplements, including all-natural products, vitamins, minerals and herbs, are increasingly sold in mass volume retail stores. Due to this new market channel, millions of shoppers are exposed to these products as they are introduced into the mainstream.

         o Ageing of the population - The largest demographic group in the history of North America is now turning 50 years old. Over the next 15 years, approximately 80 million more "baby boomers" will join this group of individuals who are concerned with preserving their health and fitness, directly increasing the demand for nutritional supplements.

         o Trend toward preventative care - The collective health consciousness of the population that began over 20 years ago is gaining momentum and, along with regular exercise, it embraces nutritional supplements.

According to the Nutrition Business Journal, the US nutrition industry, which includes natural foods, dietary supplements, and natural personal care products, has grown 14-16% annually over the past two years and is expected to sustain double digit growth for the near future. The Nutrition Business Journal states that the US nutrition industry generated $28.8 billion of consumer sales in 2002. Canadian sales tend to approximate 10% of the US market.

Principal  Products:  GFR  Pharmaceuticals,   Inc.  currently  manufactures  300
different products in capsule, tablet, powder, and liquid form. GFR specializes in production of:

         -        Vitamin and mineral formulations
         -        Indication and herbal formulas (nutritional and herbal)
         -        Nutritional herbal formulas for women
         -        Nutritional herbal formulas for men
         -        "Boomer nutrition" - nutritional and herbal formulas for 50+
         -        Sports nutrition products
         -        Family fitness products
         -        Weight loss and diet products
         -        Soy and whey protein shakes
         -        Green food powders
         -        Daily nutrient packets

Markets: Established market channels for nutritional products within the industry include distribution through health food retail stores, mass market retail through department and grocery stores, multi-level marketing, mail order, health practitioners, and the Internet.


Currently, GFR Pharmaceuticals, Inc. manufactures nutritional supplements under private label contracts with wholesale distributors. During 2004 and 2003, one private label customer, Prairie Naturals, Inc. has comprised approximately 41% and 45%, respectively of GFR Pharmaceuticals, Inc.'s sales.


GFR Pharmaceuticals, Inc.'s primary goal is to achieve a level of annual revenues in excess of $8.0 million by the fiscal year ended 2005 resulting from expanded marketing efforts and vertical integration through acquisitions and expansion into new markets. GFR Pharmaceuticals, Inc. is also pursing opportunities to market direct sales to consumers through the Internet.

Competition: The main competitors in the Canadian natural health product industry are privately owned corporations. A couple of larger companies that manufacture their products for retail distribution are Jamieson Laboratories and Natural Factors. There are also many companies which manufacture only for private label sales. Many smaller manufacturers have their products sold strictly in specialty health food and nutrition stores.

Natural health product manufacturing has significant cost barriers for new start up companies. Start up costs include set up of manufacturing facilities through purchase of equipment, acquiring skilled labor and research and implementation of processes acceptable to government standards.

Regulation: In both the US and Canada, the natural health products industry is self regulating. In Canada, products are not required to be approved prior to introduction to the market, however Health Canada has defined Good Manufacturing Practices, with which compliance is voluntary. Health Canada has indicated that stricter regulations for natural health products will be enacted in future years.

In 1996, US Congress enacted the Dietary Supplement Health and Education Act (DSHEA) which included a set of guidelines specific to the supplement industry and established a self regulatory environment for the industry.

Employees: GFR Pharmaceuticals, Inc. currently has 55 employees. Executive management and office administration personnel are comprised of 17 individuals. Operations personnel is made up of 38 individuals, including the Quality Control Director and Production Manager. Future employees will be hired as dictated by increases in business volume.


ITEM 2.           DESCRIPTION OF PROPERTY.

GFR Pharmaceuticals, Inc.'s operations are located in a building that is owned by a major shareholder. The lease agreement is for a two year term ending December 31, 2005. Under the terms of the lease agreement, the monthly rent charge is approximately $4,000 ($5,000 Canadian), and GFR Pharmaceuticals, Inc. is responsible for paying the property taxes, utility charges, and any costs of repair and maintenance. Any repairs and maintenance expenses paid for by the landlords are required to be reimbursed by GFR Pharmaceuticals, Inc. at cost plus 15%. All other terms are consistent with those standard to lease agreements.

Both GFR Pharmaceuticals, Inc.'s administration office and manufacturing operations are located in the same premises. The total square footage of the building is 10,000. The area used by manufacturing currently comprises 3,625 of that total. In management's opinion, the space leased is sufficient to support operational growth for the foreseeable future. Currently, production is only run on one shift per day for five days each week. Production shifts can be increased to a maximum of three shifts per day for seven days each week and still be accommodated within the current space. The only potential requirement for additional space could arise due to stock held on hand as business volumes increase.

During 2002, GFR Pharmaceuticals, Inc. entered into a lease agreement for warehouse space. The lease is month to month with a six month notice of termination clause. Under the terms of the lease agreement, the monthly rent charge is approximately $4,600 ($5,500 Canadian).


ITEM 3.           LEGAL PROCEEDINGS.

None


ITEM 4.           SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

No matters were submitted for a vote of security holders of GFR Pharmaceuticals, Inc. during the fourth quarter of the fiscal year ended December 31, 2004.

                                     PART II


ITEM 5.           MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTER.

Market Information

GFR Pharmaceuticals, Inc.'s stock has been listed for sale on the OTC Electronic Bulletin Board under the symbol "GFRP." The high and low bid prices of the Common Stock of GFR Pharmaceuticals, Inc. have been as follows:


   Period                   High                Low
---------------------------------------  ------------------
1st Qtr 2004         $         0.100     $           0.060
2nd Qtr 2004                   0.110                 0.040
3rd Qtr 2004                   1.450                 0.020
4thQtr 2004                    1.300                 0.350

1st Qtr 2003         $         0.160     $           0.020
2nd Qtr 2003                   0.180                 0.040
3rd Qtr 2003                   0.160                 0.050
4thQtr 2003                    0.170                 0.070

The above quotations reflect inter-dealer prices, without retail mark-up, markdown, or commission and may not necessarily represent actual transactions.

Holders

There were approximately 18 holders of GFR Pharmaceuticals, Inc.'s 1,079,940 shares of common stock outstanding as of December 31, 2004.

Dividends

GFR Pharmaceuticals, Inc. has not declared any dividends since inception, and has no present intention of paying any cash dividends on its common stock in the foreseeable future. The payment by GFR Pharmaceuticals, Inc., of dividends, if any, in the future, rests within the discretion of its Board of Directors and will depend, among other things, upon GFR Pharmaceuticals, Inc.'s earnings, its capital requirements and its financial condition, as well as other relevant factors.


ITEM 6.           MANAGEMENT'S DISCUSSION AND ANALYSIS.


We have restated our balance sheet at December 31, 2004, and statements of income, stockholders' equity and cash flows for the year ended December 31, 2004. The restatement impacts the year ended December 31, 2004, but has no effect on the financial statements issued in prior fiscal years. The restatement corrects an error within the currency translation adjustment, which was expensed in error. The impact of the restatement reduced net income by $311,113, net of tax and reduced earnings per share from $0.38 to $0.10 for the year ended December 31, 2004.


Plan of Operations

The  Company  is  currently  working  on  securing   additional   private  label
manufacturing contracts. The key target for private label sales are wholesale distributors of health food nutrition products.

Liquidity and Capital Resources

GFR Pharmaceuticals, Inc.'s working capital ratio was 1.35 at December 31, 2004 compared to 1.52 at December 31, 2003. Key contributing factors for this change were the approximate $212,000 increase in accounts payable, an increase of approximately $613,000 in the bank line and an increase in shareholder s payables of approximately $254,000.

Current liabilities include as of December 31, 2004 and 2003, $139,159 and $114,416 promissory note payable to a party related to the major shareholder, which bears interest at 12% annually. These funds are repayable on demand however, the request for repayment occurring at this time is not expected.

GFR Pharmaceuticals, Inc. has a small business loan outstanding with a balance of $26,959 and $56,455 as of December 31, 2004 and 2003. This loan bears interest at 10.15% and matures on March 15, 2004. The Company has a second business loan with an outstanding balance of $37,162 and $0 as of December 31, 2004 and 2003, respectively. This loan bears interest at prime plus 1 percent, maturing August 23, 2009.

GFR Pharmaceuticals, Inc. acquired an additional $258,000 of manufacturing equipment in 2004 in order to meet demands for new private label sales. An additional $125,000 of manufacturing equipment is expected to be needed in 2005. Plant renovations costing $9,400 were finished in 2003. GFR Pharmaceuticals, Inc. is also expected to spend $20,000 for plant renovations to be completed in 2004. GFR Pharmaceuticals, Inc. acquired new software during 2004 at a cost of $20,000. Increased sales volumes will also necessitate hiring additional operations, sales and administrative personnel.

Results of Operations


                                                2004              2003
                                           ----------------  ----------------
Sales                                      $      5,859,763  $      5,042,189
Cost of Sales                                     4,207,405         3,712,178
Gross Profit                                      1,652,358         1,330,011
Gross Profit Margin                                  28.20%            26.38%
Administrative Expenses                           1,490,334           889,320
Administrative Expenses as a % of Sales              25.43%            17.64%

For the year ended December 31, 2004, sales were  approximately  $818,000 higher than 2003 and are expected to continue to grow during 2005. During 2004 and 2003, 41% and 45% of sales, respectively were to Prairie Naturals Inc., a wholesale distributor for which GFR Pharmaceuticals, Inc. manufactures private label products. GFR Pharmaceuticals, Inc. has a verbal arrangement to manufacture, on an as-ordered basis, private label products that Prairie Naturals Inc. distributes under the Prairie Naturals Inc. name. GFR Pharmaceuticals, Inc. also has an exclusive written contract to manufacture one product that Prairie Naturals Inc, distributes for a third party private label.


Operating margins in 2004 were 28.20% of sales revenue, 1.82% higher than 2003. Cost of Sales includes the cost of raw materials used in manufacturing, production labor costs and an applicable share of overhead expenses. The increase in margin in 2004 can be attributed to a decrease in machine downtime as compared to 2003. General and administrative expenses were 25.43% of sales in 2004, 7.79% higher than 2003. The increase in expense was due to increases in staffing and an increase in marketing and advertising expenditure.

GFR Pharmaceuticals, Inc. anticipates realizing economies of scale as production volumes increase. Selling and marketing expenses increased during 2004 due to GFR Pharmaceuticals, Inc.'s plan to expand marketing efforts.


Income Taxes

The effective tax rate decreased from approximately 48 percent at December 31, 2003 to approximately 22 percent at December 31, 2004. This decrease was due to differences in the recognition of income and expenses for income tax reporting and financial statement reporting purposes. The primary difference are the result of excess depreciation and capital cost allowance for income tax purposes over the amount of depreciation expense for financial reporting purposes.

Foreign Currency Gains and Loses

Foreign currency gains and losses are the result of fluctuations in the exchange rate between Canada and our Foreign customers and vendors. Our foreign currency gains and losses result primarily due to the our purchasing of raw materials in foreign currencies from both inside and outside Canada. During 2004 we purchased approximately 43% of our raw materials in U.S. dollars compared to 32% for 2003. We also have sales to foreign countries amounting to approximately 1% of our total sales for 2004 and none in 2003. Foreign currency gains increased by $32,936 to $34,419 in 2004 from $1,483 in 2003. We expect or purchases and sales in foreign currencies to remain relatively constant over the next twelve months. Because exchange rates are outside our control, however, exchange gains and losses are unpredictable.

Effect of Inflation

GFR Pharmaceuticals, Inc. does not anticipate any financial impact, whether beneficial or detrimental, as a result of inflation.

Critical Accounting Policies


Our critical accounting policies are those which we believe require significant judgements, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. A discussion of our critical accounting policies is set forth below. A complete discussion of all our accounting policies can be found in the Notes to our Financial Statements included as part of this Report.

Inventories

Raw materials inventory is stated at a lower of weighted average cost and replacement value. Inventories of work in progress is stated at the lower of weighted average cost and net realizable value.

Revenue recognition

Revenue is recognized from sales of products at the time of shipment to customers.

Foreign currency translation

The Company's functional currency is the Canadian dollar and the reporting currency is the U.S. Dollar. All elements of financial statements are translated using a current exchange rate. For assets and liabilities, the exchange rate at the balance sheet date is used. Stockholders' Equity is translated using the historical rate. For revenues, expenses, gains and losses the weighted average exchange rate for the period is used. Translation gains and losses are included as a separate component of stockholders' equity. Gain and losses resulting from foreign currency transactions are included in net income.

Pervasiveness of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles required management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECENT ACCOUNTING PRONOUNCEMENTS

In January 2003, the FASB issued Interpretation No. 46 ("FIN 46"), CONSOLIDATION OF VARIABLE INTEREST ENTITIES, which addresses the consolidation of business enterprises (variable interest entities), to which the usual condition of consolidation, a controlling financial interest, does not apply. FIN 46 requires an entity to assess its business relationships to determine if they are variable interest entities. As defined in FIN 46, variable interests are contractual, ownership or other interests in an entity that change with changes in the entity's net asset value. Variable interests in an entity may arise from financial instruments, service contracts, guarantees, leases or other arrangements with the variable interest entity. An entity that will absorb a majority of the variable interest entity's expected losses or expected residual returns, as defined in FIN 46, is considered the primary beneficiary of the variable interest entity. The primary beneficiary must include the variable interest entity's assets, liabilities and results of operations in its consolidated financial statements. FIN 46 is immediately effective for all variable interest entities created after January 31, 2003. For variable interest entities created prior to this date, the provisions of FIN 46 were originally required to be applied no later than our first quarter of Fiscal 2004. On October 8, 2003, the FASB issued FASB Staff Position (FSP) FIN 46-6, EFFECTIVE DATE OF FASB INTERPRETATION NO. 46, CONSOLIDATION OF VARIABLE INTEREST ENTITIES. The FSP provides a limited deferral (until the end of our second quarter of 2004) of the effective date of FIN 46 for certain interests of a public entity in a variable interest entity or a potential variable interest entity. We will continue to evaluate FIN 46, but due to the complex nature of the analysis required by FIN 46, we have not determined the impact on our consolidated results of operations or financial position.

In April 2003, the FASB issued SFAS No. 149, AMENDMENT OF STATEMENT 133 ON DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES. SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. In particular, this Statement clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative and when a derivative contains a financing component that warrants special reporting in the statement of cash flows. We adopted this standard for contracts entered into or modified after June 30, 2003. The adoption of SFAS No. 149 did not have a material impact on our consolidated results of operations or financial position.

In May 2003, the FASB issued SFAS No. 150, ACCOUNTING FOR CERTAIN FINANCIAL INSTRUMENTS WITH CHARACTERISTICS OF BOTH LIABILITIES AND EQUITY. This Statement requires certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity to be classified as liabilities. We adopted this standard for financial instruments entered into or modified after May 31, 2003. The adoption of SFAS No. 150 did not have a material impact on our consolidated results of operations or financial position.

In November 2004, the FASB issued SFAS No. 151, INVENTORY COSTS - AN AMENDMENT OF ARB NO. 43, CHAPTER 4. This Statement amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Paragraph 5 of ARB 43, Chapter 4 previously stated that"...under some circumstances, items such as idle facility expense, excessive spoilage, double freight, and rehandling costs maybe so abnormal as to require treatment as current period charges..." This Statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal." In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This statement is effective for inventory costs incurred during fiscal years beginning after Jun 15, 2005. Management does not believe the adoption of this Statement will have any immediate material impact on the Company.

On December 16, 2004, the FASB issued SFAS No. 123 ( R ), SHARE-BASED PAYMENT, which is an amendment to SFAS No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION. This new standard eliminates the ability to account for share-based compensation transactions using Accounting Principles Board ("APB") Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES, and generally requires such transactions to be accounted for using a fair-value based method and the resulting cost recognized in our financial statements. This new standard is effective for awards that are granted, modified or settled in cash in interim and annual periods beginning after June 15, 2005. In addition, this new standard will apply to unvested options granted prior to the effective date. We will adopt this new standard effective for the fourth fiscal quarter of 2005, and have not yet determined what impact this standard will have on our financial position or results of operations.

In December 2004, the FASB issued SFAS No. 152, ACCOUNTING FOR REAL ESTATE TIME-SHARING TRANSACTIONS, which amends FASB statement No. 66, Accounting for Sales of Real Estate, to reference the financial accounting and reporting guidance for real estate time-sharing transactions that is provided in AICPA Statement of Position (SOP) 04-2, Accounting for Real Estate Time- Sharing Transactions. This statement also amends FASB Statement No. 67, Accounting for Costs and Initial Rental Operations of Real Estate Projects, to state that the guidance for (a) incidental operations and (b) costs incurred to sell real estate projects does not apply to real estate time-sharing transactions. The accounting for those operations and costs is subject to the guidance in SOP04-2. This Statement is effective for financial statements for fiscal years beginning after June 15, 2005. Management believes the adoption of this Statement will have no impact on the financial statements of the Company.

In December 2004, the FASB issued SFAS No. 153, EXCHANGE OF NONMONETARY ASSETS. This Statement addresses the measurement of exchanges of nonmonetary assets. The guidance in APB Opinion NO. 29, Accounting for Nonmonetary Transactions, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement is effective for financial statements for fiscal years beginning after June 15, 2005. Earlier applications is permitted for nonmonetary assets exchanges incurred during fiscal years beginning after the date of this statement is issued. Management believes the adoption of this Statement will have not impact on the financial statements fo the Company.

ITEM 7.           FINANCIAL STATEMENTS.

The financial statements of the Company and supplementary data are included, preceding the signature page to this report. See Item 13. for a list of the financial statements and financial statement schedules included.


ITEM 8. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

There have been no disagreements with accountants on accounting and financial disclosure.


ITEM 8A.          CONTROLS AND PROCEDURES


RESTATEMENT

On September 23, 2005, our independent auditors, Robison, Hill & Co., informed us that they had discovered and error in our financial statements for the year ended December 31, 2004.

The error relates to the translation of our financial statements from Canadian dollars to U.S. dollars for reporting purposes. The error impacts the year ended December 31, 2004, but has no effect on the financial statements issued in prior fiscal years. The restatement corrects an error within the currency translation adjustment, which should be reported in the equity section of the balance sheet, but was reported in error in the income statement. The impact of the restatement reduced net income by $311,113, net of tax and reduced earnings per share from $0.38 to $0.10 for the year ended December 31, 2004.

Following our discussion with Robison, Hill & Co., we determined that the December 31, 2004 financial statements should be restated to reflect the correction of this error. We have restated our balance sheet at December 31, 2004, and statements of income, stockholders' equity and cash flows for the year ended December 31, 2004.

In connection with the restatement, the principal executive officer and principal financial officer of GFR Pharmaceuticals, Inc. have reevaluated GFR Pharmaceuticals, Inc.'s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) and identified the a material weakness in internal controls over financial reporting with respect to a failure to ensure correct reporting of foreign currency translation adjustments.

Solely as a result of this material weakness, we conclude that our disclosure controls and procedures were not effective as of December 31, 2004, March 31, 2005, or June 30, 2005.

REMEDIATION OF MATERIAL WEAKNESS IN INTERNAL CONTROL

We are confident that, as of this filing, we have fully remediated the material weakness in our internal control over financial reporting with respect to accounting for foreign currency translation adjustments. The remedial actions included changes to our software properly position the translation adjustments in the equity section of the balance sheet, improved training, education and accounting reviews designed to ensure that all relevant personnel involved in foreign currency translation adjustments understand and apply proper reporting of currency translation adjustments.

In connection with this amended Form 10-KSB, the principal executive officer and principal financial officer of GFR Pharmaceuticals, Inc. have reevaluated our disclosure controls and procedures as currently in effect, including the remedial actions discussed above, and have concluded that, as of this date, our disclosure controls and procedures are effective.

As previously reported, there were no significant changes in GFR Pharmaceuticals, Inc. internal control over financial reporting during the Company's fourth fiscal quarter of 2004 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting. However, subsequent to June 30, 2005, we took remedial actions described above.



ITEM 8B.          OTHER INFORMATION

None

                                    PART III


ITEM 9.           DIRECTORS,  EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS;
                  COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT.

Business Experience Of Management


Richard Pierce, Age 44, President and CEO, Director, Chairman of the Board of Directors.


Mr. Pierce is the President and Chief Executive Officer of GFR Pharmaceuticals, Inc. In his role he oversees all aspects of operations, administration and financing of GFR Pharmaceuticals, Inc.

Mr. Pierce has almost 16 years experience in the natural health industry. From 1997 to 1998, prior to founding GFR Nutritionals Ltd., Mr. Pierce worked as a Business Development Coordinator for Integrated Equity Management. He was involved in marketing bridge financing arrangements to private corporations. For one year spanning 1996 and 1997, Mr. Pierce worked as an Industry Consultant for Natraceuticals Inc. He specialized in the development and marketing of new sports nutrition products.

For ten years prior to joining Natraceuticals Inc, Mr. Pierce founded and acted as President and CEO of NHF (Nutrion Health and Fitness Inc.). This company researched, designed, formulated, manufactured and marketed four sports nutrition product lines throughout Canada.

In 1983, Mr. Pierce founded Natural Health Products and acted as President and CEO. Natural Health Products designed, formulated, manufactured and marketed the first sports nutrition line in Atlantic Canada.

Marc Casavant, Age 42, Chief Financial Officer

Mr. Casavant joined GFR Pharmaceuticals, Inc. as Chief Financial Officer in April 2000 through April 2001 and from October 2002 to present. During his absence he took a leave of abscence. From March 1998 to April 2000, he was Vice President of Operations for Basic Sports Nutrition, Surrey, British Columbia. During 1996 to March 1998 Mr. Casavant served as Plant Manager for Nu-Life Nutrition, Maple Ridge, British Columbia. During 1995 through 1997 he was Controller of Nutrion Health & Fitness, Maple Ridge, British Columbia. During 1993 to 1995, Mr. Casavant was Controller of Majestic Marketing Ltd., White Rock, British Columbia. From 1989 to 1993, he was the Senior Accountant for Ebco Industries, Ltd., in Richmond, British Columbia. Mr. Casavant obtained a Business Administration Diploma in 1985 from Okanagan College, Kelowna, British Columbia.

Rose Marie Pierce, Age 55, Director

Ms. Pierce has been owner operator of Sunstreams Health Foods in Calgary ALTA since 1998, and from 1995 to 1998 worked as a pharmacist at various locations for Coop Super Markets in Calgary ALTA.

AUDIT COMMITTEE FINANCIAL EXPERT

         The Company's board of directors does not have an "audit committee financial expert," within the meaning of such phrase under applicable regulations of the Securities and Exchange Commission, serving on its audit committee. The board of directors believes that all members of its audit committee are financially literate and experienced in business matters, and that one or more members of the audit committee are capable of (i) understanding generally accepted accounting principles ("GAAP") and financial statements, (ii) assessing the general application of GAAP principles in connection with our accounting for estimates, accruals and reserves, (iii) analyzing and evaluating our financial statements, (iv) understanding our internal controls and procedures for financial reporting; and (v) understanding audit committee functions, all of which are attributes of an audit committee financial expert. However, the board of directors believes that there is not any audit committee member who has obtained these attributes through the experience specified in the SEC's definition of "audit committee financial expert." Further, like many small companies, it is difficult for the Company to attract and retain board members who qualify as "audit committee financial experts," and competition for these individuals is significant. The board believes that its current audit committee is able to fulfill its role under SEC regulations despite not having a designated "audit committee financial expert."


Code of Ethics

We do not currently have a Code of Ethics applicable to our principal executive, financial and accounting officers, however; the senior financial officer Marc Casavant carries out his function under the code of ethics and rules of professional conduct as outlined by the Society of Certified General Accountants of British Columbia.



ITEM 10.          EXECUTIVE COMPENSATION.

Summary Compensation Table

For the year ended December 31, 2004 and 2003, the President and CEO received in compensation $80,000 ($96,000Canadian) and $72,000 ($96,000 Canadian) and $8,000
($9,600 Canadian) and $7,200 ($9,600 Canadian) in automobile allowance pursuant to an oral agreement.

GFR Pharmaceuticals, Inc. has not granted any options to Directors, Officers, or Key Personnel.

Compensation Of Directors

The members of GFR Pharmaceuticals, Inc.'s Board of Directors are reimbursed for actual expenses incurred in attending Board meetings.

ITEM 11.         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

Security Ownership of Management and Certain Beneficial Owners holding five percent or greater of the 1,079,940 shares of common stock outstanding as of December 31, 2004.

      Title of                  Name and Address               Amount and Nature                  % of
       Class                  of Beneficial Owner           of Beneficial Ownership              Class
--------------------  ------------------------------  -----------------------------------  ------------------
Common                Richard Pierce (1)                                          570,000              52.78%
                      President, CEO, Director

                      Lucretia Schanfarber (1)                                     63,333               5.86%


                      All officers and Directors                                  570,000              52.78%
                      as a Group (3 persons)

(1) c/o Suite 11405 - 201A Street, Maple Ridge, British Columbia V2X 0Y3


ITEM 12.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.


As at December 31, 2004 and 2003, accounts payable include approximately $253,409 ($305,003 Canadian) and $0 ($0 Canadian) owing to a major shareholder, Richard Pierce, who is also the CEO and Chairman of the Board of GFR Pharmaceuticals, Inc. Mr. Pierce personally borrowed and provided the funds to GFR, a temporary cash injection required to pay for materials required to manufacture inventory for a sales promotion with Costco Canada. The funds will be repaid to Mr. Pierce by January 31, 2005 or at the time that Costco Canada pays for the inventory.

Current liabilities include a $139,159 promissory note payable to a party related to the major shareholder, which bears interest at 12% annually. These funds are repayable on demand however, the request for repayment occurring at this time is not expected. The major shareholder is Richard Pierce and the note holders are Francina and George Pierce, Richard's mother and father. The funds were borrowed in October 1998 and used to provide start up and operating capital to the business.

GFR Pharmaceuticals, Inc.'s operations are located in a building that is owned by a major shareholder, Richard Pierce, and his parents. The lease agreement is for a two year term ending December 31, 2005. Under the terms of the lease agreement, the yearly rent charge is approximately $50,000 ($60,000 Canadian) per year. Paid monthly in twelve equal installments and GFR Pharmaceuticals, Inc. is responsible for paying the property taxes, utility charges, and any costs of repair and maintenance. Any repairs and maintenance expenses paid for by the landlords are required to be reimbursed by GFR Pharmaceuticals, Inc. at cost plus 15%. All other terms are consistent with those standard to lease agreements.

GFR Pharmaceuticals, Inc. has also entered into a lease agreement for certain manufacturing equipment with the Company's major shareholder and other parties. The rental charges are approximately $36,276 ($43,531 Canadian) per year. The equipment leased from major shareholder

Richard Pierce expires June 30, 2005, at which time the equipment will be owned by GFR Pharmaceuticals, Inc. The equipment consisted of a tableting machine and other various items as listed on the lease agreement, (See exhibit 10.4). The cost of the equipment was approximately $126,000 Canadian. The A.P.R. on this lease is 16% compared to a quote from a third party leasing company of 18%.


Richard Pierce, CEO of GFR Pharmaceuticals, Inc. and Lucretia Schanfarber, former Vice President of Sales, hold contracts with GFR Health, Inc that licenses their names and images to GFR Health for use on certain products. Each are paid a quarterly bonus of 10% of GFR Health, Inc. profits before income taxes, depreciation, and amortization are deducted as expenses. As of December 31,2004 and 2003, $59,783 and $105,192 in bonuses have been paid and $15,486 and
$30,743 have been accrued.

As of April 1, 2004, Ms. Schanfarber is no longer being paid this licence fee as her name and image has been removed from all products.


ITEM 13.          EXHIBITS AND REPORTS ON FORM 8-K.

The following documents are filed as part of this report under Part II, Item 8:

Exhibits as required by Item 601 of Regulation S-B

Exhibit Number             Description


         3.1      Articles of Incorporation as amended (1)
         3.2      Bylaws (1)
         10.1     Office and production space building lease
         10.2     Warehouse space lease
         10.3     Additional warehouse space lease
         10.4     Equipment Lease
         10.5     Bonus Agreement
         10.6     Loan Agreement/Promissory Note 1
         10.7     Loan Agreement/Promissory Note 2
         14.1     Code of Ethics

         31.1 Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
         31.2 Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
         32.1 Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
         32.2 Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.


(1) Incorporated by reference to GFR Pharmaceuticals, Inc.'s report on Form 10SB12G dated November 5, 1999

(b) Reports of Form 8-K

         On November 2, 2003, the Company filed a Current Report, to announce the removal of Mr. Lucretia Schanfarber as member of the board of directors under Item 6.

ITEM 14. PRINCIPAL ACCOUNTANTS FEES AND SERVICES

         The following is a summary of the fees billed to us by Robison, Hill & Company for professional services rendered for the years ended December 31, 2003 and 2002:


Service                                    2004                2003
--------------------------------    ------------------   -----------------
Audit Fees                          $           12,600   $          14,550
Audit Related Services                               -                   -
Tax Fees                                           300                 300
All Other Fees                                       -                   -
                                    ------------------   -----------------
Total                               $           12,900   $          14,850
                                    ==================   =================


AUDIT FEES. Consists of fees billed for professional services rendered for the audits of our financial statements, reviews of our interim consolidated financial statements included in quarterly reports, services performed in connection with filings with the Securities & Exchange Commission and related comfort letters and other services that are normally provided by Robison, Hill & Company in connection with statutory and regulatory filings or engagements.

TAX FEES. Consists of fees billed for professional services for tax compliance, tax advice and tax planning. These services include assistance regarding federal, state and local tax compliance and consultation in connection with various transactions and acquisitions.

Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Auditors The Audit Committee is to pre-approve all audit and non-audit services provided by the independent auditors. These services may include audit services, audit-related services, tax services and other services as allowed by law or regulation. Pre-approval is generally provided for up to one year and any pre-approval is detailed as to the particular service or category of services and is generally subject to a specifically approved amount. The independent auditors and management are required to periodically report to the Audit Committee regarding the extent of services provided by the independent auditors in accordance with this pre-approval and the fees incurred to date. The Audit Committee may also pre-approve particular services on a case-by-case basis.

The Audit Committee pre-approved 100% of the Company's 2003 audit fees, audit-related fees, tax fees, and all other fees to the extent the services occurred after May 6, 2003, the effective date of the Securities and Exchange Commission's final pre-approval rules.

                            GFR PHARMACEUTICALS, INC.
                                AND SUBSIDIARIES
                       (FORMERLY LAREDO INVESTMENT CORP.)
                                       -:-

                          INDEPENDENT AUDITOR'S REPORT

                           DECEMBER 31, 2004 AND 2003

                                    CONTENTS


                                                                        Page

Independent Auditor's Report.............................................F - 1

Consolidated Balance Sheets
  December 31, 2004 and 2003.............................................F - 2

Consolidated Statements of Operations for the
  Years Ended December 31, 2004 and 2003.................................F - 4

Consolidated Statement of Stockholders' Equity for the
  Years Ended December 31, 2004 and 2003.................................F - 5

Consolidated Statements of Cash Flows for the
  Years Ended December 31, 2004 and 2003.................................F - 6

Notes to Consolidated Financial Statements...............................F - 7

                          INDEPENDENT AUDITOR'S REPORT


GFR Pharmaceuticals, Inc. and Subsidiaries
(Formerly Laredo Investment Corp.)


         We have audited the accompanying consolidated balance sheets of GFR Pharmaceuticals, Inc. and Subsidiaries (Formerly Laredo Investment Corp.) as of December 31, 2004 and 2003, and the related consolidated statements of operations, cash flows, and stockholders' equity for the two years ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GFR Pharmaceuticals, Inc. and Subsidiaries (Formerly Laredo Investment Corp.) as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the two years ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

         As Discussed in Note 1 to the financial statements, the Company's 2004 Consolidated Statement of Income previously reported net income as $414,263 should have been $103,081. This discovery was made subsequent to the issuance of the financial statements. The financial statements have been restated to reflect this correction.


                                                    Respectfully Submitted,



                                                    /s/ Robison, Hill & Co.
                                                    Certified Public Accountants

Salt Lake City, Utah


April 5, 2005, except as to the restatement discussed in Note 1 to the consolidated financial statements which is as of September 23, 2005

                   GFR PHARMACEUTICALS, INC, AND SUBSIDIARIES
                       (Formerly Laredo Investment Corp.)
                           CONSOLIDATED BALANCE SHEETS







                                           December 31,        December 31,
                                               2004                2003
                                        ------------------  ------------------

                                            (Restated)

ASSETS
Current Assets:
Cash and Cash Equivalents               $                -  $                -
Accounts Receivable                              1,537,168             735,323
Inventory                                        1,502,719           1,030,190
Prepaid expense                                          -               4,518
                                        ------------------  ------------------

     Total Current Assets                        3,039,887           1,770,031
                                        ------------------  ------------------

Fixed Assets:
Manufacturing Equipment                            615,409             356,990
Office Equipment                                   262,320             222,503
Furniture & Fixtures                                 4,939               3,525
Leasehold improvements                              67,682              51,443
Property Held Under Capital Lease                  432,928             432,928
                                        ------------------  ------------------
                                                 1,383,278           1,067,389
Less Accumulated Depreciation                     (415,199)           (244,503)
                                        ------------------  ------------------
                                                   968,079             822,886
                                        ------------------  ------------------

     TOTAL ASSETS                       $        4,007,966  $        2,592,917
                                        ==================  ==================

                   GFR PHARMACEUTICALS, INC. AND SUBSIDIARIES
                       (Formerly Laredo Investment Corp.)
                           CONSOLIDATED BALANCE SHEETS
                                   (Continued)



                                                            December 31,        December 31,
                                                                2004                2003
                                                         ------------------  ------------------

                                                             (Restated)

LIABILITIES
Current Liabilities:
Accounts Payable and Accrued Liabilities                 $        1,093,235  $          881,250
Bank Overdraft                                                       24,306              54,463
Bank Line                                                           643,902              30,800
Related Party Loans                                                 139,159             114,416
Shareholder Payables                                                253,409                   -
Current Portion of Obligations Under Capital Leases                  57,721              62,333
Current Portion Long-Term Debt                                       34,468              24,275
                                                         ------------------  ------------------

     Total Current Liabilities                                    2,246,200           1,167,537

Long-Term Debt                                                       29,653              32,180
Lease Obligations                                                   114,636             159,737
Deferred Tax Liability                                              169,986             157,540
                                                         ------------------  ------------------

     Total Liabilities                                            2,560,475           1,516,994
                                                         ------------------  ------------------

STOCKHOLDERS EQUITY
Common Stock - $0.001 par value, 100,000,000
   shares authorized, 1,079,940 shares issued and
   outstanding at December 31, 2004 and 2003                          1,080               1,080
Additional Paid-in Capital                                          698,961             698,961
Currency Translation Adjustment                                     353,914              85,427
Retained Earnings (Deficit)                                         393,536             290,455
                                                         ------------------  ------------------

     Total Stockholders' Equity                                   1,447,491           1,075,923
                                                         ------------------  ------------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY               $        4,007,966  $        2,592,917
                                                         ==================  ==================



   The accompanying notes are an integral part of these financial statements.

                   GFR PHARMACEUTICALS, INC. AND SUBSIDIARIES
                       (Formerly Laredo Investment Corp.)
                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                   For The Year Ended
                                                      December 31,
                                         --------------------------------------
                                                2004                2003
                                         ------------------  ------------------


                                             (Restated)

REVENUES
Sales                                    $        5,859,763  $        5,042,189
Cost of Sales                                     4,207,405           3,712,178
                                         ------------------  ------------------
Gross Margin                                      1,652,358           1,330,011
                                         ------------------  ------------------

EXPENSES
   Selling & Marketing                              378,396             113,487
   General & Administrative                         276,934             291,879
   Consulting                                        75,539             100,532
   Depreciation Expense                             170,696              95,356
   Salaries & Wages                                 588,769             288,066
                                         ------------------  ------------------
                                                  1,490,334             889,320
                                         ------------------  ------------------

Net Income from Operations                          162,024             440,691

Other Income (Expense)
   Interest, Net                                    (64,114)            (45,863)
   Currency Exchange, Net                            34,419               1,483
                                         ------------------  ------------------

Net Income (Loss) Before Income Taxes               132,329             396,311
Income Tax (Expense) Benefit                        (29,248)           (191,514)
                                         ------------------  ------------------

NET INCOME (LOSS)                        $          103,081  $          204,797
                                         ==================  ==================

Basic Earnings (Loss) Per Share          $             0.10  $             0.19
                                         ==================  ==================

Weighted Average Shares Outstanding               1,079,940           1,079,940
                                         ==================  ==================





   The accompanying notes are an integral part of these financial statements.

                   GFR PHARMACEUTICALS, INC. AND SUBSIDIARIES
                       (Formerly Laredo Investment Corp.)
                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                     YEARS ENDED DECEMBER 31, 2004 AND 2003

                                                                                  Cumulative          Retained
                                                Common Stock          Paid-In     Translation        Earnings /
                                              Shares     Par Value    Capital     Adjustment         (Deficit)        Total
                                          ------------- ----------- ---------- -----------------  ---------------- ------------
Balance at December 31, 2001                 32,300,000 $    32,300 $  648,050 $          (4,683) $         85,658 $    761,325

February 28, 2003, Shares Issued
to retire note payable.                          98,460          98     19,593                 -                 -       19,691

Net Income                                            -           -          -                 -           204,797      204,797
Currency Translation                                  -           -          -            90,110                 -       90,110
                                          ------------- ----------- ---------- -----------------  ---------------- ------------
Total Comprehensive Income                            -           -          -            90,110           204,797      294,907
                                          ------------- ----------- ---------- -----------------  ---------------- ------------

Balance at December 31, 2003                 32,398,460      32,398    667,643            85,427           290,455    1,075,923

Retroactive Adjustment for 1:30
Reverse Stock Split August 9, 2004          (31,318,520)    (31,318)    31,318                 -                 -            -
                                          ------------- ----------- ---------- -----------------  ---------------- ------------

Restated Balance at December 31, 2003         1,079,940       1,080    698,961            85,427           290,455    1,075,923

Net Income                                            -           -          -                 -           103,081      103,081
Currency Translation                                  -           -          -           268,487                 -      268,487
                                          ------------- ----------- ---------- -----------------  ---------------- ------------
Total Comprehensive Income                            -           -          -           268,487           103,081      371,568
                                          ------------- ----------- ---------- -----------------  ---------------- ------------


Balance at December 31, 2004 (Restated)       1,079,940 $     1,080 $  698,961 $         353,914  $        393,536 $  1,447,491

                                          ============= =========== ========== =================  ================ ============

   The accompanying notes are an integral part of these financial statements.

                   GFR PHARMACEUTICALS, INC. AND SUBSIDIARIES
                       (Formerly Laredo Investment Corp.)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                       For The Year Ended
                                                                                          December 31,
                                                                              -------------------------------------
                                                                                     2004               2003
                                                                              ------------------ ------------------

                                                                                  (Restated)

Cash Flows From Operating Activities
   Net income (loss) for the period                                           $          103,081 $          204,797
Adjustments to reconcile net loss to net cash
   Provided by operating activities
     Currency Translation Adjustment                                                     268,487             90,110
     Depreciation and Amortization                                                       170,696             95,356
     Decrease (Increase) in Receivables                                                 (801,830)           (52,336)
     Decrease (Increase) in Inventory                                                   (472,545)          (465,814)
     Decrease (Increase) in Prepaid Expense                                                4,518             20,652
     Increase in Accounts Payable & Accrued Liabilities                                  211,984            265,753
     Increase (Decrease) in Bank Overdraft                                               (30,157)           (26,813)
     Increase in Deferred Tax Liability                                                   12,446             73,596
                                                                              ------------------ ------------------
Net Cash Provided by (Used in) Operating Activities                                     (533,320)           205,301
                                                                              ------------------ ------------------

Cash Flows From Investing Activities
   Purchase of Property and Equipment                                                   (315,889)          (252,221)
                                                                              ------------------ ------------------
Net Cash Used by Investing Activities                                                   (315,889)          (252,221)
                                                                              ------------------ ------------------

Cash Flows From Financing Activities
   Proceeds/Payments on Bank Line                                                        613,102             30,800
   Proceeds (Payments) Shareholder Payables                                              253,409            (26,658)
   Proceeds (Payments) Long-term Debt/Capital Lease Obligations                          (17,302)            42,778
                                                                              ------------------ ------------------
Net Cash Provided by (Used in) Financing Activities                                      849,209             46,920
                                                                              ------------------ ------------------

Increase (Decrease) in Cash                                                                    -                  -
Cash at beginning of period                                                                    -                  -
                                                                              ------------------ ------------------
Cash at End of Period                                                         $                - $                -
                                                                              ================== ==================


Supplemental Disclosure of Interest and Income Taxes Paid
   Interest paid during the period                                            $           64,114 $           29,058
                                                                              ================== ==================
   Income taxes paid during the period                                        $          138,527 $           28,651
                                                                              ================== ==================

Supplemental Disclosure of Non-cash Investing and Financing Activities:
   Equipment acquired through Capital Lease                                   $           23,220 $           73,140
                                                                              ================== ==================
   Stock issued as payment on short-term notes payable                        $                - $           19,691
                                                                              ================== ==================

   The accompanying notes are an integral part of these financial statements.

                   GFR PHARMACEUTICALS, INC. AND SUBSIDIARIES
                       (Formerly Laredo Investment Corp.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   THE YEARS ENDED DECEMBER 31, 2004 AND 2003


NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         This summary of accounting policies for GFR Pharmaceuticals, Inc. and Subsidiaries (Formerly Laredo Investment Corp.) is presented to assist in understanding the Company's financial statements. The accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.


Restatment of Previously Issued Financial Statements for the Year Ended December 31, 2004

         We have restated our balance sheet at December 31, 2004, and statements of income, stockholders' equity and cash flows for the year ended December 31, 2004. The restatement impacts the year ended December 31, 2004, but has no effect on the financial statements issued in prior fiscal years. The restatement corrects an error within the currency translation adjustment, which was erroneously expensed. The impact of the restatement reduced net income by $311,113, net of tax and reduced earnings per share from $0.38 to $0.10 for the year ended December 31, 2004.


Organization and Basis of Presentation

         The Company was incorporated under the laws of the State of Nevada on December 18, 1996. The Company ceased all operating activities during the period from December 18, 1996 to July 9, 1999 and was considered dormant. On July 9, 1999, the Company obtained a Certificate of renewal from the State of Nevada. From July 9, 1999 to January 21, 2000, the Company was in the development stage.

         On January 21, 2000, Laredo entered into an Acquisition Agreement with GFR Pharm, Ltd. (Formerly GFR Nutritionals, Ltd.), a British Columbia corporation, (GFR), Richard Pierce and Lucretia Schanfarber (the GFR Majority Shareholders) to acquire their shares representing 100% of the outstanding common stock of GFR in exchange for 19,000,000 newly issued shares of Laredo's restricted common stock. The transaction was recorded as a reverse acquisition. GFR was incorporated in March 1997 as Helm Developments Ltd. In June 1998, the Company formally changed its name to GFR Nutritionals Ltd. GFR was 100% owned by the President and CEO, Richard Pierce from inception until January 17, 2000, when a 10% interest was acquired by Lucretia Schanfarber. Business operations began in October 1998 after acquiring manufacturing equipment and arranging to manufacture nutritional supplements under a private label contract.

         On June 21, 2000, the Company entered into an Acquisition Agreement with Nutritionals (USA) Direct.Com, a Washington corporation, (NDC), to acquire 100% of the outstanding common stock of NDC in exchange for $1,000. The transaction has been recorded as a purchase. NDC operations were wound down in October 2002 and the company became dormant.

                   GFR PHARMACEUTICALS, INC. AND SUBSIDIARIES
                       (Formerly Laredo Investment Corp.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   THE YEARS ENDED DECEMBER 31, 2004 AND 2003
                                   (Continued)

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(Continued)

         On November 1, 2000, the Company entered into an Acquisition Agreement with GFR Health, Inc. (Formerly R&L Health, Inc., a British Columbia corporation, R&L), to acquire 100% of the outstanding common stock of R&L in exchange for $0.01. The transaction was recorded as a purchase.

         On April 5, 2004, GFR Nutritionals, Ltd. and R&L Health, Inc. changed its name to GFR Pharma, Inc. and GFR Health, Inc., respectively.

         On August 9, 2004, Laredo Investment Corp. changed its name to GFR Pharmaceuticals, Inc.

Principles of Consolidation

         The consolidated financial statements for December 31, 2004 and the year ended include the accounts of GFR Pharmaceuticals, Inc. and the following wholly owned subsidiaries:

* GFR Pharma, Ltd. (Formerly GFR Nutritionals, Ltd.), a British Columbia corporation
*        Nutritionals(USA) Direct.com, a Washington corporation
* GFR Health, Inc. (Formerly R&L Health, Inc.), a British Columbia corporation

         All significant inter-company accounts and transactions have been eliminated.

Nature of Business

                  The Company specializes in formulating, blending, encapsulating and packing nutritional products. The Company also distributes products through its GFR Health Inc. subsidiary. The Company's operations are located in the province of British Columbia, Canada.

Cash and Cash Equivalents

         For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents to the extent the funds are not being held for investment purposes.

                   GFR PHARMACEUTICALS, INC. AND SUBSIDIARIES
                       (Formerly Laredo Investment Corp.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   THE YEARS ENDED DECEMBER 31, 2004 AND 2003
                                   (Continued)

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(Continued)

Inventories

         Raw materials inventory is stated at a lower of weighted average cost and replacement value. Inventories of work in progress is stated at the lower of weighted average cost and net realizable value.

Depreciation

         Fixed assets are stated at cost. Depreciation and amortization is calculated on a straight-line basis over the estimated useful lives of the assets as follows:


                     Asset                              Rate
------------------------------------------------  -----------------

Manufacturing equipment                                 10-20 years
Furniture and fixtures                                    5-7 years
Office equipment                                          3-5 years
Leasehold improvements                                Term of lease

         Maintenance and repairs are charged to operations; betterments are capitalized. The cost of property sold or otherwise disposed of and the accumulated depreciation thereon are eliminated from the property and related accumulated depreciation accounts, and any resulting gain or loss is credited or charged to income.

         The Company has adopted the Financial Accounting Standards Board SFAS No., 121, "Accounting for the Impairment of Long-lived Assets." SFAS No. 121 addresses the accounting for (i) impairment of long-lived assets, certain identified intangibles and goodwill related to assets to be held and used, and
(ii) long-live lived assets and certain identifiable intangibles to be disposed of. SFAS No. 121 requires that long-lived assets and certain identifiable intangibles be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the expected future cash flows from the used of the asset and its eventual disposition (un-discounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized.

Revenue recognition

         Revenue is recognized from sales of products at the time of shipment to customers.

                   GFR PHARMACEUTICALS, INC. AND SUBSIDIARIES
                       (Formerly Laredo Investment Corp.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   THE YEARS ENDED DECEMBER 31, 2004 AND 2003
                                   (Continued)


NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(Continued)

Advertising Costs

         Advertising is expensed as incurred.

Foreign currency translation

         The Company's functional currency is the Canadian dollar and the reporting currency is the U.S. Dollar. All elements of financial statements are translated using a current exchange rate. For assets and liabilities, the exchange rate at the balance sheet date is used. Stockholders' Equity is translated using the historical rate. For revenues, expenses, gains and losses the weighted average exchange rate for the period is used. Translation gains and losses are included as a separate component of stockholders' equity. Gain and losses resulting from foreign currency transactions are included in net income.

Pervasiveness of Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles required management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Credit Risk

         The Company has no significant off-balance-sheet concentrations of credit risk such as foreign exchange contracts, options contracts or other foreign hedging arrangements.

Income Taxes

         The Company accounts for income taxes under the provisions of SFAS No. 109, "Accounting for Income Taxes." SFAS No.109 requires recognition of deferred income tax assets and liabilities for the expected future income tax consequences, based on enacted tax laws, of temporary differences between the financial reporting and tax basis of assets and liabilities.

                   GFR PHARMACEUTICALS, INC. AND SUBSIDIARIES
                       (Formerly Laredo Investment Corp.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   THE YEARS ENDED DECEMBER 31, 2004 AND 2003
                                   (Continued)

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(Continued)

Reclassifications

         Certain   reclassifications  have  been  made  in  the  2003  financial statements to conform with the 2004 presentation.

Earnings (Loss) per Share

         Basic loss per share has been computed by dividing the loss for the year applicable to the common stockholders by the weighted average number of common shares outstanding during the years. There were no common equivalent shares outstanding at December 31, 2004 and 2003.

Stock Compensation for Non-Employees

         The Company accounts for the fair value of its stock compensation grants for non-employees in accordance with FASB Statement 123. The fair value of each grant is equal to the market price of the Company's stock on the date of grant if an active market exists or at a value determined in an arms length negotiation between the Company and the non-employee.

NOTE 2 - ACCOUNTS RECEIVABLE

         As of December 31, 2004 and 2003, accounts receivable consisted of the following:

                                                          2004               2003
                                                   ------------------  -----------------
Accounts Receivable                                $        1,630,830  $         817,480
Less: Allowance for Doubtful Accounts                         (93,662)           (82,157)
                                                   ------------------  -----------------

Total Accounts Receivable                          $        1,537,168  $         735,323
                                                   ==================  =================

         The allowance for doubtful accounts is based on management estimate of 75% of receivables over 120 days outstanding.

                   GFR PHARMACEUTICALS, INC. AND SUBSIDIARIES
                       (Formerly Laredo Investment Corp.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   THE YEARS ENDED DECEMBER 31, 2004 AND 2003
                                   (Continued)

NOTE 3 - INVENTORY

         Inventory is valued at lower of cost or market. As of December 31, 2004 and, 2003, inventory consists of the following:


                                          2004                2003
                                   ------------------  ------------------
Raw materials                      $          937,864  $          861,276
Work in process                               229,032             168,914
Finished Goods                                335,823                   -
                                   ------------------  ------------------

Total Inventory                    $        1,502,719  $        1,030,190
                                   ==================  ==================

NOTE 4 - INCOME TAXES

         The provision for income taxes consists of Canadian federal and provincial and territorial income tax. The provision consists of the following:


Current:                                    2004                 2003
                                      -----------------   ------------------

   Canadian Income Tax                $          16,802   $          117,918
   Deferred Tax Liability                        12,446               73,596
                                      -----------------   ------------------

   Income tax expense                 $          29,248   $          191,514
                                      =================   ==================

         Deferred taxes result from temporary differences in the recognition of income and expenses for income tax reporting and financial statement reporting purposes. The Company had deferred tax liability of $169,986 and $157,540 as of December 31, 2004 and 2003. The deferred tax liability is the result of excess depreciation for income tax purposes over the amount for financial reporting purposes.

         The difference between the effective income tax rate and the federal statutory income tax rate on the income (loss) from continuing operations are presented below:


                                                                                    2004                2003
                                                                             ------------------  ------------------
Expense at the federal statutory rate of 37.62%                              $           49,782  $          149,092
Deferred Tax Liability                                                                   12,446              73,596
Benefits from Temporary Differences in Depreciation and other                           (32,980)            (31,174)
                                                                             ------------------  ------------------

Effective Tax Expense                                                        $           29,248  $          191,514
                                                                             ==================  ==================

                   GFR PHARMACEUTICALS, INC. AND SUBSIDIARIES
                       (Formerly Laredo Investment Corp.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   THE YEARS ENDED DECEMBER 31, 2004 AND 2003
                                   (Continued)


NOTE 5 - RELATED PARTY TRANSACTIONS

         As at December 31, 2004 and 2003, shareholder payables include approximately $253,409 ($305,000 Canadian) owing to a major shareholder.

         Richard Pierce, CEO of GFR Pharmaceuticals, Inc. and Lucretia Schanfarber, former Vice President of Sales, hold contracts with R&L Health Inc. that licenses their names and images to R&L for use on certain products. He is paid a quarterly bonus of 10% of R&L Health Inc. profits before income taxes, depreciation, and amortization are deducted as expenses. As of December 31, 2004 and 2003, $59,783 and $105,192 in bonuses have been paid and $15,846 and $30,743 have been accrued.

         As of April 1, 2004, Lucretia Schanfarber is no longer being paid this licence fee as her name and image has been removed from all products.

NOTE 6 - SHORT-TERM OBLIGATIONS


                                                          December 31,        December 31,
                                                              2004                2003
                                                       ------------------  ------------------
Promissory note, repayable to related parties upon
   demand, including interest at 12%                   $          139,159  $          114,416
                                                       ------------------  ------------------

Total                                                  $          139,159  $          114,416
                                                       ==================  ==================

         The Company has a line of credit with a bank with a total amount owing of $643,902 and $30,800 as of December 31, 2004 and 2003, respectively. This line carries an interest rate of prime plus 1.5 and a total available credit of $706,350 ($850,000 Canadian) at December 31, 2004 and $192,500 ($250,000
Canadian) as of December 31, 2003. The line is secured by certain manufacturing equipment of the Company.

                   GFR PHARMACEUTICALS, INC. AND SUBSIDIARIES
                       (Formerly Laredo Investment Corp.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   THE YEARS ENDED DECEMBER 31, 2004 AND 2003
                                   (Continued)

NOTE 7 - LONG-TERM DEBT


                                                                                December 31,        December 31,
                                                                                    2004                2003
                                                                             ------------------  ------------------
TDBank Small  Business  loan,  repayable in monthly  instalments  $2,515 ($3,973
  Canadian),  including interest at 10.15%, maturing September 15, 2005, secured by certain
  manufacturing equipment of the Company                                     $           26,959  $           56,455

Business Development Bank of Canada Loan, repayable in
  monthly installment $657 ($830 Canadian), including interest
  at prime plus 1%, maturing August 23, 2009                                             37,162                   -

Less current portion of long-term debt                                                  (34,468)            (24,275)
                                                                             ------------------  ------------------

                                                                             $           29,653  $           32,180
                                                                             ==================  ==================

         Principal payments due on long-term debt for each of the five years subsequent to December 31, 2004 and thereafter are as follows:


       Year ending:                Amount
---------------------------  ------------------
           2005              $           34,468
           2006                           7,936
           2007                           8,468
           2008                           9,035
           2009                           4,214
                             ------------------
        Thereafter
           Total             $           64,121
                             ==================


NOTE 8 - ECONOMIC DEPENDENCE


         The Company sells a substantial portion of its product to one customer Prairie Naturals, Inc. During 2004 and 2003, sales to that customer aggregated 41% and 45%, respectively. As of December 31, 2004 and 2003, amounts due from that customer included in accounts receivable were 17% and 68%, respectively. Future operations of the Company depend on continuation of the manufacturing arrangement with that customer.

                   GFR PHARMACEUTICALS, INC. AND SUBSIDIARIES
                       (Formerly Laredo Investment Corp.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   THE YEARS ENDED DECEMBER 31, 2004 AND 2003
                                   (Continued)

NOTE 9 - COMMITMENTS

         The Company has entered into a lease agreements for its manufacturing and office facilities and certain manufacturing equipment with the Company's major shareholder and other parties. The rental charges are approximately $86,250 ($115,000 Canadian) per year for real property and $81,675 ($108,900 Canadian) per year for equipment. The real property lease expires December 31, 2004, and the equipment lease expires June 2005 through December 2008.

         The assets and liabilities under capital leases are recorded at the fair value of the asset. The assets are depreciated over the lower of their estimated productive lives. Depreciation of assets under capital leases is included in depreciation expense for 2004 and 2003.

         Following is a summary of property held under capital leases:


                                               2004                2003
                                        ------------------  ------------------
Manufacturing Equipment                 $          432,928  $          432,928
Less: Accumulated Depreciation                     (57,640)            (34,339)
                                        ------------------  ------------------

Net Assets Held Under Capital Lease     $          375,288  $          398,589
                                        ==================  ==================

         The minimum future lease payments under these leases for the next five years are:

    Ending December 31:                              Real Property         Equipment
----------------------------                       ------------------  -----------------
      2005                                         $                -  $          67,097
      2006                                                          -             50,338
      2007                                                          -             50,338
      2008                                                          -             19,508
      2009                                                          -                  -
                                                   ------------------  -----------------
      Net Minimum Lease Payments                                    -            187,281
      Less: Amount Representing Interest                            -            (97,404)
                                                   ------------------  -----------------
      Present Value of Net Minimum Lease Payment   $                -  $          89,877
                                                   ==================  =================

         The leases generally provides that insurance, maintenance and tax expenses are obligations of the Company. It is expected that in the normal course of business, leases that expire will be renewed or replaced by leases on other properties.

                   GFR PHARMACEUTICALS, INC. AND SUBSIDIARIES
                       (Formerly Laredo Investment Corp.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   THE YEARS ENDED DECEMBER 31, 2004 AND 2003
                                   (Continued)

NOTE 9 - COMMITMENTS (Continued)

         During 2002, the Company entered into a lease agreement for warehouse spaces. The lease is month to month with a six month notice of termination clause. Under the terms of the lease agreement, the monthly rent charge is approximately $4,600 ($5,500 Canadian).

NOTE 10 - STOCK INCENTIVE PLAN

         The Board of Directors has authorized and the Company has established the 2000 Incentive and Non-qualified Stock Option Plan. Under the plan the Company is authorized to issued up to 6,000,000 shares of the Company's common stock with such exercise price and vesting periods as the Board of Directors deems to be in the best interest of the Company. As of December 31, 2004, no options have been granted.

NOTE 11 - COMMON STOCK TRANSACTIONS

         On August 9, 2004, the Company changed its name from Laredo Investment Corp. to GFR Pharmaceuticals, Inc. In addition, a retroactive 30:1 reverse stock split was approved by shareholders. All references to stock in the accompanying financial statements reflect this stock split.


NOTE 12 - GEOGRAPHIC INFORMATION

         The Company's revenues were generated primarily from Canadian sources. During 2004 99% of the Company's revenues were from customers inside Canada, and only two orders, approximately 1%, were shipped to foreign countries. During 2003 all the Company's revenues were from Canadian customers and no orders were shipped to foreign countries.

                                   SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GFR Pharmaceuticals, Inc.



Dated: November 18, 2005




/s/ RICHARD PIERCE

Richard Pierce, President and C.E.O., Director
(Principal Executive Officer)


/s/ MARC CASAVANT

Marc Casavant, Chief Financial Officer
(Principal Accounting Officer)


/s/ ROSEMARIE PIERCE
RoseMarie Pierce, Director

                                  EXHIBIT 31.1
                           SECTION 302 CERTIFICATIONS
I, Richard Pierce, certify that:

         1.  I  have   reviewed  this  annual  report  on  form  10-KSB  of  GFR
         Pharmaceuticals, Inc.

         2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

         3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report.

         4. The small business issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in exchange act rules 13a-15(e) and 15d-15(e) for the small business issuer and have:

         a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

         b) evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report on such evaluation; and

         c) disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

         5. The small business issuer's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of small business issuer's board of directors (or persons performing the equivalent functions):

         a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

         b) any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.


Date: November 18, 2005


By: /s/ Richard Pierce

Richard Pierce, CEO, Director
(Principal Executive Officer)

                                  EXHIBIT 31.2
                           SECTION 302 CERTIFICATIONS
I, Marc Casavant, certify that:

         1.  I  have   reviewed  this  annual  report  on  form  10-KSB  of  GFR
         Pharmaceuticals, Inc.

         2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

         3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report.

         4. The small business issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in exchange act rules 13a-15(e) and 15d-15(e) for the small business issuer and have:

         a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

         b) evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report on such evaluation; and

         c) disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

         5. The small business issuer's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of small business issuer's board of directors (or persons performing the equivalent functions):

         a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

         b) any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.


Date: November 18, 2005




By: /s/ Marc Casavant

Marc Casavant, CFO, Director
(Principal Accounting Officer)

                                  EXHIBIT 32.1

                            CERTIFICATION PURSUANT TO
                             18 U.S.C. SECTION 1350,
                             AS ADOPTED PURSUANT BY
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002


In connection with the Annual Report of GFR Pharmaceuticals, Inc. on Form 10-KSB for the year ending December 31, 2004, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Richard Pierce, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge and belief:

         (1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

         (2) the information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.



By: /s/ Richard Pierce

Richard Pierce, CEO, Director
(Principal Executive Officer)

Date: November 18, 2005


A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request. The foregoing certifications are accompanying the Company's Form 10-KSB soley pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code) and is not being filed as part of the Form 10-KSB or as a separate disclosure document.

                                  EXHIBIT 32.2

                            CERTIFICATION PURSUANT TO
                             18 U.S.C. SECTION 1350,
                             AS ADOPTED PURSUANT BY
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002


In connection with the Annual Report of GFR Pharmaceuticals, Inc. on Form 10-KSB for the year ending December 31, 2004, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Marc Casavant, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge and belief:

         (1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

         (2) the information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.



By: /s/ Marc Casavant

Marc Casavant, CFO, Director
(Principal Accounting Officer)

Date: November 18, 2005


A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request. The foregoing certifications are accompanying the Company's Form 10-KSB soley pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code) and is not being filed as part of the Form 10-KSB or as a separate disclosure document.

Exhibit 10-1

THIS LEASE made as of the 1st day of January, 2004.



BETWEEN:          RICHARD BRUCE PIERCE
                  3313 Rakana Place, Coquitlam, B.C., V3C 1X1

                 (hereinafter together called "Landlord")

                                                               OF THE FIRST PART


AND:              GFR NUTRITIONALS LTD., of 11405-201A Street, Maple Ridge, B.C.
                  V2X OY3.

                  (hereinafter together called "Tenant")

                                                              OF THE SECOND PART


IN CONSIDERATION OF the rents, covenants and agreements hereinafter reserved and contained on the part of the Tenant to be paid, observed and performed, the Landlord hereby demises and leases unto the Tenant the premises hereinafter described all upon the terms, conditions and covenants as hereinafter set forth.


                    ARTICLE 1 - CONSTRUCTION AND DEFINITIONS

Schedules

1.1 All schedules referred to herein and attached hereto shall form a part of this Lease.

Covenants

1.2 All of the provisions of this Lease are to be construed as covenants and agreements as though the words importing such covenants and agreements were used in each separate paragraph hereof.

Definitions

1.3 In this Lease, unless otherwise defined or unless the context otherwise requires, words, terms, phrases and expressions shall have attributed to them the meanings hereinafter set forth:

         (a)      "Building" means the building located upon the Lands;

         (b) "Business Day" means Monday to Friday, inclusive, in each calendar week, save and except any such day which is a statutory holiday;

         (c)      "Commencement Date" means the 1st day of January, 2000;

         (d) "Hazardous Substance" means any substance or material defined or designated as hazardous or toxic waste, hazardous or toxic material, a hazardous or toxic substance, or other similar term, by any federal, provincial or local environmental statute, regulation or ordinance presently in effect or which may be promulgated in the future, as such statutes, regulations and/or ordinances may be supplemented or amended from time to time.

         (e) "Interest Rate" means the rate of 12% per annum, calculated monthly, not in advance;

         (f) "Lands" means Lot 26, DL280 Gp1 NWD Plan 86659, municipally described as 11405-201A Street, Maple Ridge, B.C. V2X OY3.

         (g) "Premises" means the Lands including the yard area (if any) and the Building located on the Lands;

         (h) "Rent" includes all amounts payable by the Tenant pursuant to this Lease including without limitation Taxes and Utility Charges;

         (i)      (Intentionally deleted)

         (j) "Taxes" means the aggregate of all taxes, rates, charges and licences assessed or levied upon or in respect of the Lands and Building or any part thereof including without limitation all local improvement charges or in respect of any business conducted therein by any taxing authority at any time including corporation capital taxes or any substitute therefore but not including income or profits taxes upon the income of the Landlord to the extent such taxes are not levied in lieu of any of those included above;

         (k)      "Term"  means the term of this  Lease as set forth in  Article
                  3.1 and renewals thereof, if any; and

         (l) "Utility Charges" means all charges and rates for telephone, electricity, gas, water and sewer and any other utilities provided or supplied to the Premises.


                            ARTICLE 2 - THE PREMISES

The Premises

2.1      The Premises are more particularly described in Article 1.3(g).


                          ARTICLE 3 - TERM OF THE LEASE

The Term

3.1 Subject to any renewal of the Term as provided in Article 10.4, to have and to hold the Premises for a term of two (2) years to be computed from the Commencement Date.


                           ARTICLE 4 - PERMITTED USES

Permitted Uses

4.1 The Tenant shall use the Premises for the purposes of carrying on the business of manufacturing, packaging and wholesale sale of health supplements and for no other purpose without the prior written consent of the Landlord, and shall not, subject to Article 12.1, permit any part of the Premises to be used or occupied by any persons other than the Tenant, its agents, and employees.


                                ARTICLE 5 - RENT

Rent

5.1 Yielding and paying therefor unto the Landlord 1006 - 9623 Manchester Drive, Burnaby, B.C. or such other places as the Landlord may direct in writing, during the Term in lawful money of Canada the basic rent as follows:

                                       4

---------------------------------------- ------------------------------------- -------------------------------------

Lease Year                               Yearly Basic Rent                     Monthly Basic Rent
---------------------------------------- ------------------------------------- -------------------------------------

               Year 1                                   $60,000                               $5,000
---------------------------------------- ------------------------------------- -------------------------------------

               Year 2                                   $60,000                               $5,000
---------------------------------------- ------------------------------------- -------------------------------------

payable in advance on the first day of each and every month during the Term.

5.2 DEPOSIT AND SECURITY - The Tenant has paid, and the Landlord hereby acknowledges receipt of a deposit ("Deposit") in the sum of $5,350. The Deposit will be held by the Landlord without liability for the payment of interest thereon on account of the payment of basic rent for the last month of the Term (including GST) or as security for the performance of the obligations of the Tenant under this Lease. Notwithstanding the foregoing, if at any time base rent or any other amount payable by the Tenant under this Lease is overdue and unpaid or the Tenant fails to perform any of its obligations under this Lease, the Landlord may apply the whole or any part of the Deposit on account of the payment of such base rent or other amount or to partly or wholly compensate the Landlord for any loss or expense incurred by the Landlord and any such application will be without prejudice to the right of the Landlord to pursue any other remedies it may have at law, in equity or under this Lease. If the basic rent is increased during any renewal, the Tenant shall increase the Deposit by the same amount plus GST. If the Landlord applies the Deposit for any purpose other than payment of basic rent for the last month of the Term (or any renewal as the case may be), the Tenant shall forthwith pay to the Landlord the amount so applied so that at all times during the Term or any renewal, the Deposit will be the amount stated above.

                         ARTICLE 6 - TENANT'S COVENANTS

The Tenant covenants with the Landlord as follows:

Rent and Taxes

6.1      (a)      To pay Rent as provided in Article 5.1.

         (b) To pay, from and after the Commencement Date, Taxes, as invoiced to the Tenant by the Landlord. The Landlord will provide a copy of the tax invoice or statement at the time request is made to the Tenant for payment. The Taxes shall be paid by the Tenant to the Landlord forthwith after invoice by the Landlord, and if not so paid they shall be added to the Rent due on the next succeeding payment date, and such amount, in addition to the regular payment then due, shall constitute Rent hereunder. The Landlord acting reasonably may estimate the Tenant's obligations for Taxes and require the Tenant to pay such estimated amount of Taxes on a monthly basis with basic rent instead of annually or semi-annually and if the Landlord does so, any adjustment in payment to the Landlord for Taxes paid by the Landlord for the calendar year shall be made in July of each calendar year. The Landlord agrees to pay real property taxes to the appropriate municipal authorities when due and provide the Tenant with proof of payment on request.

Utility Charges

6.2 To pay, when due, commencing on the Commencement Date, the Utility Charges which are separately metered for the Premises and which are billed directly by the supplier thereof to the Tenant or which are billed to the Landlord and are allocated in a reasonable manner by the Landlord to the Tenant. If the Landlord is billed for such Utility Charges, the Tenant agrees forthwith on receipt of a copy of such invoice to pay it and provide evidence thereof to the Landlord.

Repair and Maintenance

6.3 To permit the Landlord, its agents or employees, to enter and review the state of repair; to repair, subject to Article 9, according to notice in writing and at the expiry of earlier termination of this Lease to leave the Premises in good order and repair; all the repairs are subject to the prior written approval of the Landlord. Throughout the Term, the Tenant shall be responsible for and pay all costs for general repair and maintenance of the Lands and Buildings, including, without limitation, maintaining and painting the interior and the exterior of the Building, maintaining and repairing all parking areas and their surfaces, maintaining, repairing and replacing, if necessary, the roof and roof membrane, boilers and all other mechanical and electrical systems, landscaping, snow and ice removal, and all other repairs, maintenance and replacements as would be done by a prudent owner of lands and a building similar to the Lands and the Building. The Landlord may, at its option and upon reasonable notice to the Tenant, do all such repair, maintenance and replacement, and all of the costs of same plus 15% shall be paid forthwith by the Tenant on invoice by the Landlord and shall be included in the Rent.

Failure to Repair

6.4 If the Tenant shall fail to repair in accordance with the provisions hereof, the Landlord, its agents or employees may forthwith enter the Premises and make the required repairs and for that purpose the Landlord may bring and leave upon the Premises all necessary tools, materials and equipment and the Landlord will not be liable to the Tenant for any inconvenience, annoyance or loss of business or any injury or damage suffered by the Tenant by reason of the Landlord effecting such repairs unless caused by the gross negligence of the Landlord, its agents or employees, and the expense of such repairs plus an administrative charge of 15% of such expense will be borne by the Tenant who shall pay it to the Landlord forthwith upon demand.

Damage to the Premises

6.5 If the Building or any part thereof, including the Premises, boilers, engines, plates and other apparatus (or any of them) used for the purpose of heating or air-conditioning the Building (if there is any air-conditioning), the water-pipes, the drainage-pipes, electric lighting or other equipment of the Building or the roof or outside walls, become damaged or destroyed in any manner whatsoever through the negligence or carelessness of, or misuse by, the Tenant, its servants, agents, employees or anyone permitted by the Tenant to be in the Building or on the Lands, the reasonable expense of the necessary repairs, replacements or alterations shall be borne by the Tenant plus an administration charge of 15% of such expense who shall pay them to the Landlord forthwith upon demand. The Tenant agrees to install forthwith following the Commencement Date an air-conditioning system in the Building to the specifications agreed upon prior to execution of this Lease by the Landlord and Tenant and to be solely responsible for all maintenance costs of the said system throughout the Term. If required by the Landlord, the Tenant shall obtain, at its sole cost, a maintenance contract from a fully qualified maintenance company approved by the Landlord for maintaining and servicing the said system on a regular basis. The said system shall become the property of the Landlord on installation.

Invalidation of Insurance

6.6 The Tenant will not do or permit anything to be done whereby any policy of insurance on the Building or any part thereof on the Lands or for any event which may occur on the Lands may become void or voidable and if any policy of insurance upon the Building or any part thereof shall be cancelled by the insurer by reason of:

         (a) any act or omission of;

         (b) the occupation, whether actual or intended, of the Premises by; or

         (c) the change in nature of the business carried on by the Tenant;

the Landlord may, at its option and in addition to any other remedies it may have hereunder or at law, determine this Lease forthwith by leaving upon the Premises notice in writing of its intention so to do and thereupon Rent and other payments for which the Tenant is liable under this Lease shall be apportioned and paid in full to the date of such determination and the Tenant shall immediately deliver up possession of the Premises to the Landlord and the Landlord may re-enter and take possession of the Premises.

Increase in Insurance Rates

6.7 The Tenant will not do anything or permit anything to be done whereby the cost of any policy of insurance on the Building or any part thereof shall be increased but if the costs of any policy of insurance on the Building or any part thereof shall be increased by reason of:

         (a) any act or omission of;

         (b) the occupation, whether actual or intended, of the Premises by; or

         (c) the change in nature of the business carried on by;

the Tenant or any assignee, sub-tenant, or anyone permitted by the Tenant to be upon the Premises, either at the time of occupancy, during the Term, or any renewal thereof, the Tenant shall pay to the Landlord the full amount of any such increase on an annual basis as Rent.

Observance of Law

6.8 The Tenant shall abide by and comply with, at its own expense, all laws, rules, and regulations of every municipal or other authority which in any manner relates to or affects the business or profession of the Tenant or the occupancy or use of the Premises by the Tenant and shall save harmless the Landlord from all the costs, charges or damages to which the Landlord may be put or suffer by reason of any breach by the Tenant, its agents, employees or invitees, or licensees, of any such law, rule or regulation.

Rules and Regulations

6.9 The Tenant agrees that the Tenant and its agents and employees and all persons visiting or doing business with the Tenant shall comply strictly with such reasonable rules and regulations as the Landlord may from time to time adopt, and of which written notice shall have been given to the Tenant.

Waste and Nuisance

6.10 The Tenant shall not suffer or permit any act or neglect which may in any manner, directly or indirectly, cause injury or damage to the Premises or any part thereof or to any fixtures or appurtenances thereof or which may be or become a nuisance or interference to any of the occupants of the Building or which may, in the opinion of the Landlord acting reasonably, render the Building or any part thereof less desirable or injure the reputation thereof.

Notice of Fires and Other Dangers

6.11 The Tenant shall give the Landlord immediate notice of any fire or accident or malfunctioning of the air-conditioning system, heating system or plumbing system in the Premises or in the Building, of which the Tenant, its agents or employees may be aware.

Builders' Liens

6.12 The Tenant shall not suffer or permit any builders' liens for work, labour, services or material ordered by the Tenant or for the cost of which the Tenant may in any way be obliged to attach to the Premises or to the Building or to the Lands at any time during the Term and whenever any such lien shall attach or a claim thereof shall be filed, within twenty (20) days after the Tenant has notice of the claim of lien, to procure the discharge thereof by payment or by giving security or in such other manner as is or may be required or permitted by law; to allow the Landlord to post and keep posted on the Premises any notice which the Landlord may wish to post under the provisions of the Builders' Lien Act or any legislation which may replace such Act.

Overloading Floors

6.13 The Tenant shall not place on the Premises any safe, heavy business machine, or other heavy thing without obtaining the prior written consent of the Landlord. The Landlord acknowledges that the equipment now located in the Premises (and any substitute equipment of no greater weight) may remain and be used in the Premises, and in no circumstances shall such equipment or substitute equipment be deemed to be in violation of this Section 6.13.

Condition of Premises

6.14.1   The Tenant accepts the Premises in "as is" condition.

6.14.2 The Tenant shall not permit the Premises to become untidy, unsightly or hazardous, nor permit unreasonable quantities of waste refuse to accumulate therein.

6.14.3 The Tenant agrees that neither it nor its servants, agents, employees or invitees will bring onto or introduce to the Premises any Hazardous Substance and the Tenant will remove any such Hazardous Substance forthwith upon demand by the Landlord. The Tenant agrees to indemnify, protect, defend and hold the Landlord and those for whom it is responsible in law harmless from and against any and all claims, demands, losses, liabilities and penalties (including, without limitation, reasonable lawyers' fees at all trial and appellate levels, whether or not suit is brought) arising directly or indirectly from or out of, or in any way connected with the presence of any Hazardous Substance on the Lands or within the Building which is brought or introduced on or in the Premises by the Tenant or those for whom the Tenant is legally responsible. The obligations herein contained shall survive the expiry or earlier termination of this Lease.

Glass

6.15 The Tenant shall restore forthwith, at the Tenant's expense, and with glass of the same colour and quantity, any broken or damaged glass on the Premises.

Signs

6.16 The Tenant shall not paint, display, inscribe, place or fix any sign, picture, advertisement, notice, lettering or direction on any part of the outside of the Building or the Premises or which is visible from the outside thereof, without obtaining the prior written consent of the Landlord, which consent shall not be unreasonably withheld.

Insurance

6.17 The Landlord may insure its interest in the Premises during the whole of the term against loss of rental income, loss or damage by fire, lightning, explosion, sprinkler leakage, and standard supplementary perils in the amount of the full insurable value of the Premises, including "by-law coverage", and may fully insure the Premises and keep them insured against loss or damage by explosion of any steam boilers and any closed circulation hot water heating system and any pressure vessel which shall be operated on the Premises, and will pay the premiums for all such insurance. All loss thereunder is to be payable to the Landlord, or as the Landlord may direct and shall be the sole and absolute property of the Landlord notwithstanding any contribution by the Tenant for premiums as required herein. The insurance may, at the Landlord's option, be replacement value insurance. The sum so expended for such insurance by the Landlord shall be paid by the Tenant, when invoiced therefor by the Landlord, and if not so paid shall be added to the Rent due on the next succeeding payment date, and such amount, in addition to the regular payment then due, shall constitute Rent hereunder. The Landlord may estimate insurance charges to the Tenant and the Tenant shall pay same with monthly Rent. The Landlord and Tenant acknowledge that it is in their mutual best interests to obtain insurance coverage from qualified insurers which will best serve to protect both the Landlord and the Tenant in the event of insured loss and agree to co-operate and seek advice from a qualified broker of their mutual choice to advise on such insurance at a reasonable commercial price. The Tenant shall pay for the costs of all such advice and insurance placed pursuant to such advice and the Landlord shall not withhold consent to changes in coverage so long as such coverage provides the Landlord with equivalent coverage to that described in sections
6.17 and 6.18 with similar waivers of subrogation, loss payment and all other essentials of coverage. Until the Landlord consents to changes in coverage, the Tenant shall place and maintain and the Landlord may place and maintain (with recoveries for cost as referred to herein) insurance as stated above. The preceding two sentences shall apply notwithstanding any other provisions of this Agreement.

Public Liability Insurance

6.18 The insurance referred to in Article 6.17 may include public liability insurance in the amount of Two Million Dollars ($2,000,000). The Tenant shall be responsible for placing insurance to cover itself for liability and its property as it sees fit provided that all policies of insurance taken out by the Tenant or any person on its behalf with respect to the Premises, any use made by the Tenant thereof, or any personal injury or damage to personal property, shall contain a waiver of subrogation by the insurers against the Landlord, shall name the Landlord as a co-insured with the Tenant and shall contain cross-liability provisions satisfactory to the Landlord in favour of the Landlord.

Indemnity

6.19 The Tenant shall indemnify the Landlord against any claims, including all claims for personal injury or property damage, arising out of the conduct of any work or through any act or omission of the Tenant or any assignee, sub-tenant, agent, contractor, servant, employee, invitee or licensee of the Tenant, and against all costs, legal fees, expenses and liabilities incurred in respect of any such claim or any action or proceedings brought thereon.

Interior Finishings

6.20 The Tenant shall install in the Premises only such window shades, drapes, floor coverings and other improvements and shall apply only such wall coverings and paints, as are first approved in writing by the Landlord acting reasonably and to cause the same to be installed or applied by competent workmen.

Surrender of  Possession

6.21 The Tenant shall surrender peaceably and give up possession of the Premises without notice from the Landlord upon the expiration or sooner determination of this Lease, any right to notice to quit or vacate being hereby expressly waived by the Tenant, any law, usage or custom to the contrary notwithstanding.

Distress

6.22 The Tenant hereby waives and renounces the benefit of any present or future statute taking away or eliminating the Landlord's right of distress, and notwithstanding any such statute none of the goods and chattels of the Tenant on the Premises at any time during the Term shall be exempt from levy by distress for rent in arrears and if any such goods or chattels are removed from the Premises, the Landlord may follow same for thirty (30) days.

Alterations

6.23 The Tenant shall not make or erect any alterations, additions or improvements in or to the Premises without obtaining the Landlord's prior written consent, which consent shall not be unreasonably withheld, and all such work shall be done only by contractors or tradesmen or mechanics approved in writing by the Landlord and at the Tenant's own expense.

No Compensation for Alterations

6.24 The alterations, additions and improvements effected by the Tenant to the Premises shall remain the property of the Landlord with no compensation to the Tenant during or at the expiration or sooner termination of the Term of this Lease.

Personal Property

6.25 All articles of personal property and all business and trade fixtures, machinery and equipment and furniture owned by the Tenant shall remain the property of the Tenant and may be removed by the Tenant at any time during the Term, provided that the Tenant at its own expense shall repair any damage to the Premises or the Building caused by such removal. The Landlord may require the Tenant to remove all or any part of such property at the expiration of this Lease and such removal shall be done at the Tenant's expense and the Tenant shall at its own expense repair any damage to the Premises or the Building caused by such removal. If the Tenant does not remove its property forthwith after written notice by the Landlord to that effect, such property shall, if the Landlord elects, be deemed to become the Landlord's property or the Landlord may remove the same at the expense of the Tenant and the cost of such removal and any necessary storage charges shall be paid by the Tenant forthwith to the Landlord upon written demand. The Landlord shall not be responsible for any loss or damage to such property because of such removal.

Interest

6.26 The Tenant shall pay to the Landlord interest at the Interest Rate on any Rent unpaid as and when due hereunder, until paid.

Showing Premises

6.27 The Tenant shall permit the Landlord to show the Premises to any potential tenant or purchaser of the Lands or part thereof upon the Landlord giving to the Tenant not less than twenty-four (24) hours' notice of its intention to do so.

Business Taxes

6.28 The Tenant shall pay all business taxes levied in respect of the Tenant's activities on the Premises howsoever arising.

Net Lease

6.29 It is the intent of the parties to this Lease that the Rent shall be absolutely net to the Landlord except as specifically provided herein and accordingly all costs and expenses relating to the Premises shall be paid by the Tenant alone, except:

         (a) payments of principal and interest payable by the Landlord under any mortgage of the Premises; and

         (b) taxes payable by the Landlord levied on its income.

The Tenant covenants to pay to the federal, provincial or municipal authority imposing the same, all service, business transfer, transaction value, ad valorem, sales or other taxes by whatever name called, if any, assessed upon, or as a direct result of the payment of Rent hereunder as often as such taxes become due and whether or not such taxes are applicable on the date of the execution of this Lease or become applicable thereafter. In the case of such taxes, which are by statute, by-law or regulation imposed upon or payable by the Landlord as recipient of the Rent, the Tenant shall reimburse the Landlord for the full amount of such taxes, regardless of any tax credits available to the Landlord or the Tenant, within thirty (30) days of such taxes become due. Notwithstanding the foregoing, such taxes shall not include any federal or provincial income taxes of the Landlord. If the Landlord receives a tax credit for municipal taxes applicable to the taxes paid by the Tenant hereunder, the Tenant shall have the benefit of the tax credit or actual reduction in taxes or taxes refunded.

Snow and Ice Removal

6.30 The Tenant shall keep the sidewalks and driveways on and fronting the Premises free and clear of ice and snow, and salted or sanded during periods of freezing temperatures.

                        ARTICLE 7 - LANDLORD'S COVENANTS

The Landlord covenants with the Tenant:

Quiet Enjoyment

7.1      For quiet enjoyment.

Repair

7.2 To repair, subject to Article 9, at the Landlord's cost, structural aspects of exterior weather walls, structural portions of subfloors and roofs, structure portions of bearing walls, structural columns and beams of the Building.


                         ARTICLE 8 - SERVICES AND DAMAGE

Interruption of Services

8.1 The Landlord does not warrant that any service, utility or facility provided by it in accordance with the provisions of this Lease, will be free from interruption caused or required by any cause which is beyond the Landlord's reasonable care and control.

Damage to Property

8.2 The Landlord shall not be liable for any injury or damage to the Tenant, any agent or employee of the Tenant, any person visiting or doing business with the Tenant or to any other person, or to property belonging to the Tenant or to any agent or employee of the Tenant or to any person visiting or doing business with the Tenant or to any other person while such property is in the Premises or in the Building, howsoever caused excluding negligence of the Landlord or to those for whom it is in law responsible, and without limiting the generality of the foregoing, the Landlord shall not be liable for any injury or damage resulting from fire, explosion, falling plaster, steam, gas, electricity, water, rain or snow or leaks from any part of the Building, or from pipes, appliances, drains or plumbing works, or from the roof, street, sub-surface or from any other place.

                       ARTICLE 9 - DAMAGE TO THE PREMISES

Abatement of Rent

9.1 If the Premises shall be damaged by fire or other casualty then the Rent shall abate in whole or in part according to the portion of the Premises which is non-usable by the Tenant as determined by Landlord and Tenant, acting reasonably, or by arbitration until such damage is repaired; provided that there shall be no abatement for any time required for the replacement or repair of any property of the Tenant or alterations, additions or improvements made by the Tenant, which is in excess of the time required for the making of necessary repairs or replacements for which the Landlord is responsible.

Repair of Damage

9.2 Subject to the provisions of Article 9.3, if the Premises shall be damaged by fire or other casualty, the damage to the Premises shall be repaired by the Landlord with reasonable diligence at its expense except that repairs to alterations, additions or improvements made by the Tenant shall be performed by the Landlord at the expense of the Tenant and the Tenant shall at its own expense make all repairs and replacements of property which the Tenant is entitled to remove under the provisions of Article 6.25 of this Lease.

Right to Determine Lease

9.3 If the Premises or the Building are rendered untenantable by a fire or other casualty the Landlord, acting reasonably, shall select a qualified architect to determine within 15 days of such event whether or not the damage can be repaired within 90 days of such fire or casualty. If any of the following circumstances occurs:

         (a) the architect determines that the damage cannot be repaired within the said 90 day period; or

         (b) the architect determines that the damage can be repaired within the said 90 day period, but the repairs are not substantially effected by the Landlord within such 90 day period;

then the Landlord or the Tenant, may within sixty (60) days if item (a) is applicable or within one hundred and twenty (120 days) if item (b) is applicable after such fire or casualty (provided at the time termination notice is given repairs are substantially effected), give the other party notice in writing to terminate this Lease and thereupon the Term shall expire forthwith and the Tenant shall vacate the Premises and surrender the same to the Landlord. Upon the termination of this Lease under the provisions of this Article 9.3 the Tenant's liability for rent shall cease as of the day following the fire or other casualty. If neither the Landlord nor the Tenant terminates the Lease pursuant to their rights under this Article 9.3, the Landlord shall repair the damage as soon as reasonably possible and the force majeure provisions of
Section 14.5 shall not apply to such obligations.


                            ARTICLE 10 - TERMINATION

Default

10.1 If and whenever the Rent hereby reserved or any part thereof is not paid when due or in case of breach of non-performance or non-observance by the Tenant of any of the covenants, agreements, provisos, conditions or rules and regulations on the part of the Tenant to be kept, observed or performed hereunder and upon such default on the part of the Tenant continuing for fifteen
(15) days after written notice thereof by the Landlord to the Tenant, or if the Premises shall be vacated or remain unoccupied for thirty (30) days or if the Term shall be taken in execution or attachment or for any cause whatever, then and in every such case the Landlord, in addition to any other remedy now or hereafter provided by law, may at its option cancel this Lease and re-enter and take possession of the Premises or any part thereof, by force, if necessary, without any previous notice of intention to re-enter and may remove all persons and property therefrom and may use such force and assistance in making such removal as the Landlord shall deem advisable and such re-entry shall not operate as a waiver or satisfaction in whole or in part of any right, claim or demand arising out of or connection with any breach or violation by the Tenant of any covenant, agreement, proviso, condition, rule or regulation on the Tenant's part to be kept, observed or performed hereunder.

Bankruptcy

10.2 If the Term or any of the goods or chattels of the Tenant shall at any time be seized in execution or attachment by any creditor of the Tenant or if the Tenant shall make any assignment for the benefit of creditors or any bulk sale or become bankrupt or insolvent or take the benefit of any Act for bankrupt or insolvent debtors or if the Tenant is a corporation and any order shall be made for the winding-up of the Tenant or other termination of its corporate existence, or if a receiver or receiver and manager of the undertaking of the Tenant shall be appointed, whether pursuant to an instrument or by a court of competent jurisdiction, then this Lease shall, at the option of the Landlord, cease and determine and the Term shall immediately become forfeit and void and the then current month's rent and the next ensuing three (3) months' Rent shall immediately become due and payable and the Landlord may re-enter and take possession of the Premises as though the Tenant or other occupant or occupants of the Premises were holding over after the expiration of the Term without any right whatever.

Vacating of the Premises

10.3 In case the Premises shall be vacated or remain unoccupied for in excess of thirty (30) days or in excess of such longer period as shall have been authorized under Article 10.1 and, if applicable, for which any increase in insurance premiums shall have been paid by the Tenant, then, in addition to any other remedy of the Landlord, all Rent reserved by this Lease shall immediately become due and payable and shall forthwith be paid by the Tenant to the Landlord.

Renewal

10.4     Provided that if the Tenant:

         (a) at the time of renewal the Tenant is not in arrears of Rent or in default of any other material provision of this Lease; and

         (b) so requests in writing not later than six (6) months and not earlier than twelve (12) months prior to the expiration of the Term;

the Landlord will, at the expiration of the Term, grant to the Tenant a lease of the Premises for a further term of two (2) years upon all the terms, covenants and agreements of this Lease except for the periods of free rental (if any) set out in Article 5.1, and except this Article 10.4 and except as to Rent which shall be payable for each and every month of the renewal term and shall be determined on or before the expiry of three (3) months prior to the expiration of the original Term by reasonable negotiation between the Landlord and the Tenant having regard to the then applicable market rental rates for premises of the approximate size, advantage of location and use as the Premises. If the Landlord and Tenant do not agree within the time period referred to herein on the Rent to be paid for the renewal term, the amount of such Rent shall be determined by arbitration by a single arbitrator pursuant to the Commercial Arbitration Act of the Province of British Columbia and amendments thereto, who shall be a member of the Appraisal Institute of Canada having at least ten (10) years experience in commercial real estate in the B.C. Lower Mainland and whose decision shall be binding on the Landlord and the Tenant. At the commencement of the renewal Term, the Rent has not been determined, the Tenant shall pay monthly the Rent which was payable as of the last month of the initial Term with an adjustment to be made forthwith upon determination of Rent for the renewal Term. The Tenant shall increase the deposit, if any, to accord with the new Rent for the renewal Term.

                            ARTICLE 11 - OVERHOLDING

Overholding

11.1 If the Tenant shall continue to occupy the Premises after the expiration of the Term or renewal term and the Landlord shall accept Rent, the new tenancy thereby created shall be deemed to be a monthly tenancy and shall be subject to the covenants and conditions contained in this Lease insofar as the same are applicable to a monthly tenancy, save and except that the rental payable shall be determined by the Landlord. During the overholding period, the Tenant shall pay base monthly rent equal to 120% of the base monthly rental payable at the expiration of the Term, or any renewal Term, as the case may be.


                     ARTICLE 12 - ASSIGNMENT AND SUBLETTING

No Assignment without Consent

12.1 The Tenant shall not sublet all or part of the Premises, assign this Lease, part with possession of all or part of the Premises, or permit any person other than the Tenant to occupy part or all of the Premises without the Landlord's consent which consent may be arbitrarily withheld.


                              ARTICLE 13 - NOTICES

Notices

13.1 All notices which may or are required to be given pursuant to this Lease shall be in writing and shall either be given personally by delivering the same to the party to whom notice is to be given, or in the case of a corporate party by delivery to an officer of that party, or given by mail by posting the same by prepaid registered mail addressed to the landlord at the address stated in
Article 5.1 and the Tenant at the Premises, or such other address as the party may notify the other in writing, and any such notice shall be effective as of the day of personal delivery, or as of the fifth day following posting, as the case may be. In the event of disruption of mail services, all notices shall be delivered.

                           ARTICLE 14 - MISCELLANEOUS

Representations and Warranties

14.1 The Tenant acknowledges that the Premises are leased by the Tenant without any representations or warranties by the Landlord (including without limiting the generality of the foregoing the condition of the Premises or permitted uses thereof) other than as contained in this Lease.

Modification and Amendment

14.2 Save as herein provided, this Lease shall not be deemed or construed to be modified or amended except by a duly executed written instrument.

Whole Agreement

14.3 Subject to the provisions of any other duly executed written instrument this Lease contains the entire agreement between the parties hereto who hereby agree that they shall be estopped from making any assertion to the contrary.

Non-Waiver

14.4 The failure of the Landlord to insist on the strict observance or performance of any covenant or condition contained in this Lease or to exercise any right or option hereunder shall not be construed to operate as a waiver or relinquishment for the future of any such covenant, condition, right or option and no waiver shall be inferred from or implied by anything done or omitted to be done by the Landlord save only by express waiver in writing.

Force Majeure

14.5 If either the Landlord or the Tenant is delayed, hindered or prevented from the performance of any covenant or agreement required hereunder by reason of any Unavoidable Delay, as hereinafter defined, then performance of such covenant or agreement shall be excused for the period during which such performance is delayed, hindered or prevented and the time for the performance thereof shall be extended accordingly, but this shall not operate to excuse the Tenant from the prompt payment of Rent or any other payments required under this Lease or remedying any default referred to in Section 10.5. "Unavoidable Delay" means any prevention or delay of the performance of any covenant or agreement of a party hereto due to a condition or cause beyond the reasonable control of the party obligated so to perform except insolvency, lack of funds or other financial cause.

Registration

14.6 The Tenant may register this Lease in the relevant Land Title Office provided that all expenses related to the filing and search charges and any other registration expenses, including putting the Lease in registrable form and obtaining and approving an explanatory plan, if necessary, shall be borne by the Tenant. The Tenant shall give the Landlord notice of its intention to register the Lease.

Subordination

14.7     (a)      This Lease is subject and subordinate to any mortgage or other encumbrance which may now or at any time hereafter affect the Premises or any part thereof.

         (b) On request at any time and from time to time by the Landlord or any such mortgagee or encumbrancer of the Premises, the Tenant will as set out in the request either:

                  (i) attorn to such mortgagee or encumbrancer and become bound to it as its tenant of the Premises for the then unexpired residue of the Term and upon the terms herein contained (subject always to the respective priorities, as between themselves, of mortgagees or encumbrancers who from time to time request such attornment); or

                  (ii) postpone and subordinate this Lease to such mortgage or other encumbrance with the intent and effect that this Lease and all the rights of the Tenant will be subject to the rights of such mortgagee or encumbrancer as fully as if such mortgage or other encumbrance had been made and registered in the appropriate Land Title Office and all monies had been advanced thereunder before the making of this Lease.

         (c) Whichever of the foregoing may be requested (and notwithstanding that any previous attornment and subordination to such mortgagee or encumbrancer shall have been given) the Tenant shall execute and deliver promptly to the Landlord or other party so requesting, any instruments of attornment, postponement or subordination which may be so requested to give effect to the foregoing.

The Landlord agrees that as a condition to the Tenant subordinating its rights as required in this section, the Landlord shall obtain (either within the subordination agreement or separately) a non-disturbance agreement in form satisfactory to the Tenant acting reasonably from the party to whom the Tenant's rights are subordinated.

Joint and Several Liability

14.8 If two or more individuals, corporations, partnerships or other business associations, or any combination of two or more thereof sign this Lease as Landlord or Tenant, the liability of each such individual, corporation, partnership or other business association to perform all other obligations under this Lease (and in the case of the Tenant, to pay Rent) will be joint and several. If the Tenant named in this Lease is a partnership or other business association, the members of which by law are subject to personal liability, the liability of each such member shall be joint and several.

Counterpart Execution

14.9 This Agreement may be executed in any number of counterparts by any one or more of the parties. Each executed counterpart shall be deemed to be an original and such counterparts shall together constitute one and the same agreement and be binding on all parties.

Time of Essence

14.10 Time shall be of the essence of this Lease.

Governing Law

14.11 This Lease shall be governed by and construed in accordance with the laws of the Province of British Columbia.

Survival of Obligations

14.12 All obligations of the Tenant which by their nature survive the expiration or earlier termination of this Lease shall survive including, without limitation, tenants, indemnities and obligation to leave the Premises on termination as set out herein and to remove Hazardous Substances and indemnify the Landlord with respect thereto as set out in Section 6.14.2.

Enurement

14.13 This Lease and everything contained herein shall be binding upon and enure to the benefit of the parties hereto and their respective successors and permitted assigns, heirs, executors, administrators and approved successors and assigns, as the case may be.

Cumulative Rights

14.14 The rights and remedies of the Landlord in this Lease are cumulative and not alternative and are in addition to and not in substitution for any rights and remedies the Landlord may have at common law or in equity.


IN WITNESS WHEREOF the parties hereto have executed these presents the day and year first above written.


/s/
------------------------------
RICHARD BRUCE PIERCE





GFR NUTRITIONALS LTD.

Per: _/s/_________________________

Exhibit 10-2

                                INDUSTRIAL LEASE

                                  LEASE SUMMARY

         THIS LEASE SUMMARY is attached to and forms part of the Indenture of Lease August 1, 2002.

         BETWEEN:

                           648504 B.C. LTD. (Inc. No. 648504), a body corporate under the laws of the Province of British Columbia, having its registered and records office at 7984 River Road, Delta, British Columbia,

                           (the "Landlord")

         AND:

                           GFR NUTRITIONALS LTD., a body corporate under the laws of the Province of British Columbia, having its registered and records office at 1450 - 1075 West Georgia Street, Vancouver, British Columbia, V6E 3C9 and having a place of business situate at 11405- 201A Street, Maple Ridge, British Columbia, V2X 0Y3

                           (the "Tenant")

         ARTICLE OR CLAUSE

         Schedule A                 Civic Address of the Premises:
                                    11450 - 201A Street, Maple Ridge, B,C.

1.1      Area of the Premises:
                                    5,343 square feet (situate on west side of building). In addition 1,200 square feet of loading dock area common space (loading dock area), that space to be kept clear by all parties at all times

         1.1 and 3                  Term:

                                    Month to month  tenancy  but  subject to six
                                    (6) months' written Notice of termination

1.1      Commencement Date:
                                    November 15, 2002

1.1      Expiry Date:
                                    Upon six (6) months' written notice of termination

         4.1(a)
                                    Annual Basic Rent  Commencing:  November 15,
                                    2002 payable as follows:

(a) 5,343 square feet at $5.50 per foot = $29,386 + GST per annum = $2,448.88 + GST per month (presently $2,620.30per month)

(b) 1,200 square feet loading dock area x $5.50 per foot x .25% = $1,650.00 + GST per annum or $137.50 + GST per month (presently $147.12 per month)

         4.1(b)
                                    Additional Rent commences  November 15, 2002
                                    and  Tenant  shall on a  monthly  basis  pay
                                    5,343  x   96(cent)   per   annum   totaling
                                    $5,129.98  per annum being paid monthly at a
                                    cost of $427.50 + GST per month,  (presently
                                    $29.93  per  month)   being  the   estimated
                                    monthly cost of municipal land taxes, they being one of the items of additional rent payable hereunder

7.1      Use of Premises:
                                    Shall  be  for  storage  of  inventory   and
                                    equipment utilized by Tenant in the normal operation of its business

16.4     Landlord's Address for Rent Payments and Notices:
                                    c/o  7984   River   Road,   Delta,   British
                                    Columbia, V4G 1E3

16.4     Tenant's Address for Notices:
                                    11405 - 201A Street,  Maple  Ridge,  British
                                    Columbia, V2X 0Y3 or its registered office

16.19 Deposit: $6,449.70 (which amount includes GST) to be applied against the first and last months' basic rent

         Schedule B                   Renewal option:
                                      None

         Schedules:

         Schedule A-Legal Description of Lands

         The articles, clauses, or Schedules of this Lease identified above in the margin are those articles, clauses, or Schedules where references to particular Lease information initially appears. Each such references shall Incorporate the applicable information from this Lease Summary.


         648504 B.C. LTD.

          /s/
         ----------------------------------------
         Authorized Signatory


         GFR NUTRITIONALS LTD.

          /s/
         ----------------------------------------
         Authorized Signatory

Exhibit 10-3

GFR Nutritionals Ltd.                                 11405 - 201A Street
                                                      Maple Ridge, B.C.  V2X 0Y3
                                                      PH:604-460-8440
                                                      FAX:604-465-8050

February 26, 2003


648504 B.C. LTD.
7984 River Road
Delta, B.C.  V4G 1E3

Dear Sir or Madam:

Subject: Amend lease agreement.

GFR NUTRITIONALS LTD. requests that the lease agreement it has with 648504 B.C. LTD. be amended to add and additional 4,667 square feet of warehouse space at the building located at 11450 - 201A STREET, MAPLE RIDGE, B.C.. The original lease will be changed as follows;

Section 4.1(a) should now read:

(a) 10,010 square feet at $5.50 per foot = $55,055.00 + GST per annum = $4,587.92 + GST per month ($4,909.07).

Section 4.1(b) should now read:

         Additional Rent commences March 1, 2003 and Tenant shall on a monthly basis pay 10,010 x $0.96 per annum totaling $9,609.60 per annum being paid monthly at a cost of $800.80 + GST per month, (presently $856.86 per month) being the estimated monthly cost of municipal land taxes, they being one of the items of additional rent payable hereunder.

Section 16.19 should read:

         Deposit: $9,818.14 (which amount includes GST) to be applied against the first and last months' basic rent.

GFR will take possession of the additional space March 1, 2003 and pay 1/2 months lease cost of the additional space (calculated below) and an additional $1,895.31 deposit. The due date for the lease payments will then be on the 15th of each month.

Additional      Price   Per Annum       Per Annum       Month          1/2 Month
  Space       Squ Foot                  plus GST       plus GST         plus GST
    4667        $5.50   $25,668.50      $27,465.30      $2,288.77      $1,144.39
    4667        $0.96    $4,480.32       $4,793.94       $399.50         $199.75
                                                                       ---------
                                                                       $1,344.13
                                                                       =========

If you are in agreement please sign and date this letter below.


/s/                                /s/
------------------------------    -------------------------------------

Date:_________________________    Date:_________________________________
RICHARD PIERCE                             AUTHORIZED SIGNATORY
GFR NUTRITIONALS LTD.                      648504 B.C. LTD.
PRESIDENT AND CEO

Exhibit 10-4


LESSOR
Name: 517255 BC LTD                                                 Customer No:
Address: 21528 124th Avenue                                       Lease No:001-1
             Maple Ridge, BC
Telephone No: (604) 467-7073
Fax No: (604)467-2115


LESSEE
Name: GFR Nutritionals Ltd.                         Telephone No: (604) 460-8440
Address: 11405 201 A Street
          Maple Ridge BC                                    Postal Code: V2X 0Y3


Equipment Supplier Name: 517255 BC LTD
Address: 21528 124th Avenue,
Maple Ridge BC

Name and Title of                                   Telephone No: (604) 467-7073
Person to Contact:
Leah Zavaglia, Sales                         Sales Representative: Leah Zavaglia

Name, Address and Telephone No.                           Equipment Location (if
of Landlord if Equipment is to                           different from Lessee's
be placed in Rental Premises:                                    address above):
Richard Pierce                                                     Same as Above
21528 124th Avenue Maple Ridge


EQUIPMENT:

1-New Induction Capsealing System
2kW UniFoiler Series, Waterless System, CE, ETL Approved Model U2P170200000 Serial #AB10093-31 Machine is sold complete and in excellent condition


1-used Kailish Capper

Model
Serial #

                                LEASE CONDITIONS

Commencement   Term                         No. of Payments   Rental to Begin
Date     (No. of Months)

                                    months           payments

Payments will be           Amount        P.S.T.         G.S.T.
made in advance
(Monthly)

Total Lease Payment                        + taxes (monthly 16%)

                          TERMS AND CONDITIONS OF LEASE

         The Lessee leases from the Lessor and the Lessor leases to the Lessee the property described above and in (the "Lease") together with any parts, accessories or attachments relating thereto or affixed thereon (the "Equipment") upon the terms and conditions set forth in this Lease.

1. TERM

         This Lease shall be effective from the date of acceptance by an authorized representative of the Lessor. The Lease term commences on the commencement date indicated above and, unless terminated earlier as provided for in this Lease, shall end upon payment to the Lessor of the number of payments specified under the terms of payment above, provided that all terms and conditions of this Lease shall apply until the Equipment has been physically returned to the Lessor. This Lease cannot be cancelled or terminated except as expressly provided.

2. RENTAL

         The Lessee agrees to pay the Lessor the number of payments in the amounts specified together with all applicable provincial sales taxes and federal goods and services taxes and any other sums as may become payable under this Lease. Such rental payments shall be payable as follows: the first rental payment shall be due upon execution of this Lease by the Lessee and subsequent rental payments shall be due on the first of every calendar month or other calendar period specified following the date of delivery of the Equipment. Such payments shall be payable without demand or invoice, unless otherwise specified by the Lessor, at the address of the Lessor shown above or as otherwise directed by the Lessor. The Lessee shall pay or reimburse the Lessor for all expenses, fees, charges, claims and demands incurred or arising in connection with the registration, licensing or possession, use or operation of the Equipment and all taxes and duties on or relating to the Equipment, and all other consequential or ancillary expenses relating to the Equipment on this transaction shall be borne by the Lessee. The rental and any other amounts payable under this Lease are payable unconditionally and absolutely net to the Lessor without abatement, set-off, diminution, compensation or other deduction whatsoever even if the Equipment does not operate as intended by the Lessee or at all or the Equipment is or becomes unacceptable for any other reason whatsoever.

3. ENTIRE AGREEMENT, REPRESENTATIONS AND WARRANTIES

         This Agreement constitutes the entire agreement between the Lessor and Lessee and the Lessee acknowledges that there are no promises, inducements, representations, collateral warranties, warranties, conditions, options or terms, oral or written, express or implied or otherwise, made by or on behalf of the Lessor or operating in favour of the Lessee with respect to any aspect of the Equipment (including, without limitation, its condition, design, capabilities, operation, use, suitability, fitness, durability, quality, merchantability or history (E.G., new, used, reconditioned)) or with respect to the appropriate treatment of this Agreement or payments to be made pursuant thereto for the Lessee's accounting or tax purposes, other than as may be expressly stated in this Agreement. The Lessee acknowledges that it alone has selected the Equipment and the supplier and that the Lessor has or will have purchased the Equipment at the specific request of the Lessee. The Lessee acknowledges and agrees that the sole functional obligation of the Lessor in respect of the Equipment is to permit quiet possession of such Equipment on an "as is" basis as long as the Lessee is not in default. In the event of an action by the Lessor for failure to pay any amount owing, the Lessee waives all defences predicated on any failure of the Equipment to function or perform as intended by the Lessee or at all. The Lessor shall not be liable to the Lessee for any loss, cost, expense or damage of any kind or nature whatever caused directly or indirectly by the Equipment or the use, operation, ownership, or maintenance of it, or for any loss of business or other damages whatsoever and howsoever caused. In the event of any failure of the Equipment, it is the Lessee's express intention that any exclusion of liability operating in favour of the Lessor shall continue to bind the Lessee. The Lessee acknowledges that neither an equipment supplier nor any salesperson is an agent of the Lessor. No salesperson or agent or supplier is authorized to waive or alter any term or condition of this Lease or to add any provision to it. Without limiting the generality of the foregoing, any representation as to the Equipment or any other matter by the supplier shall in no way affect the Lessee's duty to pay the rent and perform its other obligations as set forth in the Lease. The Lessor hereby assigns to the Lessee, to the extent permitted by law, all warranties, if any, resulting from the sale of the Equipment by the supplier to the Lessor. Upon the prior written request of the Lessee, and at the Lessor's expense, the Lessor will co-operate with the Lessee, as may be reasonably necessary, in the enforcement of any warranty, guarantee or other obligation made by the supplier or manufacturer in respect of the Equipment.

4. TITLE

         The Lessee acknowledges that ownership and title to the Equipment shall remain vested in the Lessor. The Lessee shall have no right, title or interest in the Equipment other than, conditional upon the Lessee's compliance with the fulfilment of the terms and conditions of this Agreement, the right to maintain possession and use of the Equipment for the Lease term. Such right to possession and use shall be exercised only by the Lessee and/or competent employees of the Lessee. The Lessor may require plates or markings to be affixed to or placed on the Equipment indicating the Lessor is the owner. The Lessor and Lessee confirm their intent that the Equipment shall always remain and be deemed personal or movable property, even though the Equipment may become attached or affixed to realty and regardless of the manner in which it may become affixed or attached. The Lessee shall be responsible for any damage done to any real estate, immovable property, building or structure by removal of the Equipment (whether removal be effected by the Lessee, Lessor or any third party) and shall indemnify and save harmless the Lessor from any and all claims, actions, suits, proceedings, costs, expenses, damage and liabilities whatsoever arising out of, connected with or resulting from the removal of the Equipment. The Lessee shall obtain any landlord or mortgagee waiver as the Lessor may require.

5. LOCATION AND USE

         The Equipment shall be maintained and used at the place designated and not elsewhere without the prior written consent of the Lessor, which consent may be arbitrarily withheld. The Lessee shall, at its own cost and expense, cause the Equipment to be installed, maintained and operated prudently at all times and, in compliance with the manufacturer's recommendation and the terms and conditions of this Lease and all applicable laws and regulations, by competent and qualified personnel only and for business purposes only. If the Equipment is computer equipment, the Lessee shall, as part of its repair obligation, enter into a written maintenance agreement with a maintenance supplier approved in writing by the Lessor. No maintenance shall be performed on any of the Equipment by other than a maintenance supplier approved in writing by the Lessor. The Lessee agrees to readily accept any and all engineering changes made by any manufacturer of any Equipment or by a maintenance supplier who services such Equipment.

6. COMPLIANCE WITH LAWS

         The Lessee, at its own cost and expense, shall comply with and conform to all applicable laws, ordinances, regulations and legislation in any way relating to the ownership, installation, testing, possession, use, operation, repair, maintenance, servicing, transportation, storage or bailment of the Equipment throughout the term of this Agreement and to the complete exoneration of the Lessor from liability. The Lessee, at its own cost and expense, shall keep the Equipment free of levies, liens and encumbrances and shall pay when due all licence fees, registration fees, assessments, charges and taxes (municipal, provincial and federal) which may be levied or assessed directly or indirectly against or on account of the Equipment or any interest therein or use thereof. If the Lessee shall fail to pay such items when due, the Lessor may pay such licence fees, assessments, registration fees, charges or taxes, as the case may be, in which event the cost thereof shall constitute so much additional rent which shall be immediately due and payable and the Lessor shall be entitled to all the rights and remedies provided in this Lease or otherwise in the event of default of payment of rent.

7. MAINTENANCE AND INSPECTION

         The Lessee shall at its own expense maintain the Equipment in a state of good repair, condition and working order and shall furnish the Lessee with all such parts or mechanisms required to keep the Equipment in the aforesaid conditions in the event that it be repossessed by the Lessor. The Lessee shall not without the prior written consent of the Lessor makes any alterations, additions or improvements to the Equipment. All such alterations, additions or improvements so made shall belong to and remain the property of the Lessor. No loss or damage to the Equipment or any part of it shall affect or impair the obligations of the Lessee which shall continue in full force and effect. The Equipment shall be at the risk of the Lessee and the Lessee assumes the risk of liability and shall pay for any loss or damage arising from or pertaining to the possession, operation or use of the Equipment or from any cause whatever and, without limiting the generality of the foregoing, liability or loss arising from fire, theft, loss, confiscation or expropriation. The Lessor, its employees and specifically authorized agents shall at all reasonable times have access to the Equipment for the purpose of inspecting or testing it. The Lessee agrees that the Lessor may substitute for the Equipment or any item of Equipment other substantially similar Equipment in comparable condition to that of the Equipment.

8. INSURANCE

         The Lessee shall obtain and maintain for the entire term of this Lease, at its own expense, property damage and liability insurance and insurance against loss or damage to the Equipment including, without limitation, loss by fire (including so-called extended coverage), theft, collision and such other risks of loss as are customarily insured by "all risks" policies on the type of Equipment leased and by businesses in which the Lessee is engaged, in such amounts, in such form and with such insurers as shall be satisfactory to the Lessor, provided however that the amount of insurance covering damage to or loss of the Equipment shall not be less than the full replacement value of the Equipment. Each insurance policy will name the Lessee as an insured and the Lessor and its Assignees as an additional insured, and loss payee thereof, and shall contain a clause requiring the insurer to give the Lessor at least [thirty] days' prior written notice of any alteration in the terms of such policy or of the cancellation of it. At the Lessor's request, the Lessee shall furnish to the Lessor a certificate of insurance or other evidence satisfactory to the Lessor that such insurance coverage is in effect, provided however that the Lessor shall be under no duty either to ascertain the existence of or to examine such insurance policy or to advise the Lessee in the event such insurance coverage shall not comply with the requirements of this Lease. Upon failure of the Lessee to provide evidence of insurance satisfactory to the Lessor, the Lessor may purchase or otherwise provide such insurance and the cost of it to the Lessor shall be deemed additional rent and shall be payable by the Lessee on demand. The Lessee appoints the Lessor or its agent and attorney to make claims and receive payment in accordance with the provisions of such policies. The Lessee further agrees to give the Lessor prompt notice of any damage to, or loss of, the Equipment or any part of it.

9. ASSIGNMENT

         Without the prior written consent of the Lessor, the Lessee will not assign any of its rights or sublet any Equipment or permit any Equipment to be in the possession of anyone but the Lessee. The Lessor may assign or sell all or any portion of its right, title and interest in and/or grant a security interest in and to the Equipment on this Lease to any person or corporation or to lenders or other parties providing funding (the "Assignees"). The Lessee consents to such assignments and/or grants, agrees to promptly execute and deliver such further acknowledgement, agreements and other instruments as may be reasonably requested by the Assignee to effect such assignments and/or grants, from time to time, and agrees to comply fully with the terms of any such assignments and/or grants. In the event of any assignment, the Lessor shall notify the Lessee of such assignment and thereafter all references to the Lessor shall include the Assignee, provided however that the Lessor's failure to give such notice shall not affect the validity of the assignment or the right of the Lessee, Lessor or Assignee, and that the Assignee shall not be obligated to perform the obligations of the Lessor unless the Assignee expressly agrees to do so in writing.

10. STATEMENTS

         Within [120] days of the close of each fiscal year, the Lessee agrees to furnish the Lessor with financial statements (which financial statements shall be audited if the Lessee has auditors or is required by law to appoint auditors) prepared in accordance with generally accepted accounting principles and in conformity with those of previous years and such other financial information relating to the Lessee as the Lessor may reasonably request.

11. EVENTS OF DEFAULT

         The occurrence or happening of any one or more of the following events shall constitute an Event of Default:

         (a) default and continuance thereof for [five] days in the payment of rent or other charge payable by the Lessee under this Lease;

         (b) default in the observation or performance of any other term, covenant or condition of this Lease or any other Lease or other agreement between the Lessor and the Lessee whether before or hereafter made;

         (c) any representation or warranty made by the Lessee, or any report, notice or other writing furnished by the Lessee to the Lessor in connection therewith, being untrue in any material respect;

         (d)      the Lessee suspending business or professional practice;

         (e) if all or any part of the Equipment is, or may be in imminent danger of being confiscated, sequestered or seized under process of law;

         (f)      any act by the Lessee  reducing the value or usefulness of the
                  Equipment,   including  failure  to  maintain  or  repair  the
                  Equipment as required;

         (g) the subjection of the Equipment to any lien, levy, charge or encumbrance;

         (h) the Lessee making a sale in bulk of its assets or becoming insolvent or bankrupt or unable to pay its debts as they fall due or any bankruptcy, reorganization, debt arrangement or other proceeding under any bankruptcy or insolvency law or any dissolution or liquidation proceeding being instituted by or against the Lessee and, if instituted against the Lessee and defended by the Lessee, remaining undismissed for [thirty] days;

         (i) the private or court appointment of a receiver or receiver and manager or officer with similar powers over any part of the Lessee's property;

         (j) if any insurance placed or maintained pursuant to the terms of this Lease shall lapse or be cancelled and shall not be replaced by another policy within [ten] days after notice from the Lessor to the Lessee;

         (k)      the Lessee parting with the Equipment;

         (l) the Lessee, not having duly exercised for the time being the option to renew this Agreement pursuant to Section 17, shall fail to return all of the Equipment to the Lessor at the end of the initial term [OR the end of the renewal term] in the state of repair, condition and working order required by
                  Section 7, at the Lessee's cost, expense and risk.

12. REPUDIATION

         If the Lessee shall fail to make any rental payment or other payment required when due and such failure shall continue unremedied for a period of [five] days after written notice by the Lessor, or the Lessee disposes of, abandons, conceals or encumbers, or attempts or purports to dispose of, conceal or encumber, any item of Equipment, it shall be conclusively presumed and deemed that the Lessee has repudiated this Lease. The Lessee may, at its option, choose to accept or ignore such repudiation or any other repudiation by the Lessee.

13. REMEDIES OF DEFAULT

         Upon the happening of an Event of Default or in response to any repudiation, whether deemed or otherwise, the Lessor may at its sole option:

         (a) enter upon the premises where such Equipment is located and take immediate possession thereof, whether it is affixed to realty or not, and remove the same, without order of the court and without liability to the Lessor for or by reason of such entry and taking of possession, whether for damage to property or otherwise, and sell, lease or otherwise dispose of the same for such consideration and upon such terms and conditions as the Lessor may reasonably deem fit;

         (b) in the name of and as the irrevocably appointed agent and attorney for the Lessee and without terminating or being deemed to have terminated this Lease take possession of the Equipment and proceed to lease the Equipment to any other person, firm or corporation on such terms and conditions, for such rental and for such period of time as the Lessor may deem fit and receive such rental and hold the same and apply the same against any moneys expressed to be payable from time to time by the Lessee;

         (c) terminate the Lease and, by written notice to the Lessee specifying a payment date not earlier than [five] days from the date of such notice, require the Lessee to pay to the Lessor on the date specified in such notice,

               (i) arrears of periodic rental payments as of the date of Lease termination;

               (ii) as a genuine pre-estimate of liquidated damage for loss of a bargain and not as a penalty, the present worth of the aggregate of all unpaid amounts yet to become due as rental or otherwise to the expiration of the term calculated by discounting such amounts at [6%] per annum;

               (iii) the amount of any residual interest which the Lessor may have in the Equipment;

               (iv)        the  Lessor's   actual  and/or   estimated  cost  and
                           expenses (as applicable) of retaking, holding, repairing, reconditioning, reconfiguring, processing, preparing for disposition and disposing of the Equipment including the Lessor's legal disbursements and fees on a solicitor-and-his-own-client basis, as specified in the Lessor's written notice to the Lessee; and

               (v)         the interest charges provided for in Section 16.

14. REMEDIES CUMULATIVE

         All rights and remedies provided are cumulative and are not intended to be exclusive and in addition to any other right or remedy previously referred to or otherwise available to the Lessor at law or in equity, and any one or more of the Lessor's rights and remedies may from time to time be exercised independently or in combination and without prejudice to any other right or remedy the Lessor may have or may have exercised. The Lessee also expressly agrees that the remedies contained in this Lease are commercially reasonable in the circumstances. The amount received by the Lessor on any sale, lease or other disposition of the Equipment will be applied: first, against the Lessor's costs and expenses (as applicable) of retaking, holding, repairing, reconditioning, reconfiguring, processing, preparing for disposition and disposing of the
Equipment including the Lessor's legal disbursements and fees on a solicitor-and-his-own-client basis, bailiff's fees and charges, and sales or leasing commission or brokerage charges paid by the Lessor; second, against interest accrued on sums past due; third, against arrears of periodic rental payments and/or other payments which arose prior to the date of Lease termination, applied in the order in which such arrears arose; fourth, against the genuine pre-estimate of the Lessor's damages for loss of bargain; and, fifth, the balance, if any, shall belong absolutely to the Lessor.

15. WAIVER BY THE LESSOR

         No covenant or condition of the Lease can be waived except by the written consent of the Lessor and the forbearance or indulgence by the Lessor in any regard whatever shall not constitute a waiver of the covenant or condition to be performed by the Lessee to which the same may apply. Until complete performance by the Lessee of said covenant or condition, the Lessor shall not be entitled to invoke any remedy available to the Lessor under this lease or by law, despite said forbearance or indulgence.

16. INTEREST ON OVERDUE PAYMENTS

         Should the Lessee fail to pay any part of the rent provided for or any other sum required to be paid to the Lessor by the Lessee on the due date thereof, the Lessee shall pay to the Lessor, on demand, interest at the rate of 19% per annum compounded [monthly] upon such moneys due and unpaid until such payments are paid.

17. RENEWAL

         If the Lessee shall regularly pay the rent herein provided for and perform the covenants and conditions on the Lessee's part contained in this Lease, the Lessor at the expiration of the term and upon the written request of the Lessee not less than [sixty] days before the expiration of the original term will renew the lease on and subject to the same terms, covenants and conditions including the covenants for renewal and payment of rentals, except that the rental for each such renewal term shall be in an amount stipulated in writing between the parties.

18. OPTION TO PURCHASE

         The Lessee may purchase the Equipment at the expiry of the term of the within Lease for 1.00% paid by the Lessor to the supplier plus relevant sales taxes and other ancillary charges, the Equipment being provided on an "as is" basis without any representations or warranties whatever as to any matter relating to the Equipment, except that the Lessor has the right to sell the Equipment and has done no act to encumber the same.

19. FURTHER ASSURANCES

         The Lessee agrees, at its expense, promptly upon the Lessor's written request, to execute and deliver such instruments and to take such other actions as may reasonably be necessary in the opinion of the Lessor to perfect and keep perfected as against third parties the property, title and interest of the Lessor in the Equipment. The Lessee authorizes the Lessor to record or register such documents at such times and at such places as the Lessor may consider appropriate and agrees to pay all costs in connection therewith. Without limiting the generality of the foregoing, the Lessee appoints the Lessor as its attorney to register a financing statement or other security interest in the Equipment in the favour of the Lessor or such other similar legislation in any other province. The Lessee further agrees that the Lessor may insert the model numbers and serial numbers of the Equipment leased under this Lease on a date subsequent to its execution and the Lessee designates the Lessor as the Lessee's attorney to insert such numbers and other identifying references to the Equipment, as well as the commencement date of the initial term, the commencement date of subsequent rental payments and the consequential adjustments of rental amounts as provided for in Section 2. The lessee is responsible for all legal costs pertaining to this agreement.

20. CREDIT INVESTIGATION

         The Lessee hereby consents to the Lessor conducting a personal investigation or credit check on the Lessee subject to applicable legislation.

21. HEADINGS

         The insertion of headings in this Lease is for convenience of reference only and shall not affect the interpretation.

22. PROVISIONS SEVERABLE

         If any term, covenant or condition of this Lease or its application to any person or circumstance shall to any extent be invalid or unenforceable, the remainder of this Lease, or the application of such term, covenant or condition to persons or circumstances other than those to which it is held invalid or unenforceable, shall not be affected thereby and each term, covenant or condition of this Lease shall be valid and enforced to the fullest extent permitted by law.

23. INTERPRETATION

         It is agreed by and between the parties that, whenever the context of this Lease so requires, the singular number shall include the plural and vice versa and that words importing the masculine gender shall include the feminine and neuter genders and that, in case more than one Lessee is named as Lessee, the liability of such Lessees shall be joint and several.

24. NOTICES

         Any notice required or permitted to be given under this Lease must be in writing and may be given by delivering or mailing the notice to the party to receive the same at the address set forth in the Lease or such address as such party may notify the other of in writing. Such notice shall be deemed to have been given on the day of delivery if delivered or on the second business day following the mailing if mailed.

25. MISCELLANEOUS

         This Lease shall be binding on and enure to the benefit of the parties and their respective heirs, executors, successors and permitted assigns and Sub-Lessees. Time is of the essence with respect to this Lease and each and all of its provisions. This Lease shall be governed according to the laws of the province in which the Equipment is situate. The Lessee acknowledges having received a true copy of this Lease. Both parties have required that this Lease be drawn up in English. No variation or modification of this Lease shall in any way be valid unless signed by authorized officers of the Lessor and the Lessee. If more than one Lessee is named in this Lease, the liability of each shall be joint and several.

         THE UNDERSIGNED ACKNOWLEDGES having read the entire Lease Agreement and accepts the terms and conditions hereof.

         EXECUTED this fourteenth day of June, 2001.

         The undersigned affirms that he or she is duly authorized to execute this Lease Agreement

Lessor                                               Lessee
517255 BC LTD                                        GFR Nutritionals LTD
21528 124th Avenue                                   11405 - 201A Street
Maple Ridge BC                                       Maple Ridge BC




BY:_____/s/__________________           By:___/s/_____________________
         Leah Zavaglia                                        Richard Pierce
         Sales                                                President




LESSEE ACKNOWLEDGES HAVING RECEIVED A TRUE COPY OF THIS LEASE.

Exhibit 10-5

THIS AGREEMENT dated for reference and effective on the 1st day of April, 2003.


BETWEEN:

                  R & L HEALTH INC., a company incorporated under the laws of British Columbia having a business office at 11405-201A Street, Maple Ridge, British Columbia, V2X 0Y3

                  (the "Licensee")

                                                               OF THE FIRST PART

AND: GFR NUTRITIONALS LTD., a company incorporated under the laws of British Columbia having a business office at 11405-201A Street, Maple Ridge, British Columbia, V2X OY3.

                  ("GFR")
                                                              OF THE SECOND PART

AND:              RICHARD  PIERCE of  11405-201A  Street,  Maple Ridge,  British
                  Columbia, V2X OY3.

                   ("Personality")
                                                               OF THE THIRD PART


WHEREAS:

A: The Licensee is in the business of wholesale distribution and marketing of natural health supplements and published literature and other similar products.

B: The Licensee wishes to use the name and image of Pierce (the "Personality") on certain products which the Licensee intends to sell and R & L Health Products which is related to the personality as set out in schedule A. Schedule A cab be changed from time to time with both parties written consent.

C. GFR is a principal shareholder of the Licensee and manufactures certain products for the Licensee.

In consideration for the mutual covenants and agreements herein contained, the parties agree as follows:

1. GRANT OF RIGHTS USE - The Personality grants to the Licensee the right, for the duration of this agreement, to use their name,initials and photographic images or other likenesses of the Personality in such manner as both the Licensee and the Personality consider appropriate in relation solely to certain products to be distributed by the Licensee as agreed upon by the Licensee and the Personality and subsequently listed on Schedule A to be attached hereto ("Products") on packaging of such Products and, when agreed, in relation to and for the promotion, distribution and/or sale of Products.

In order for the Licensee to use the name or image of the Personality, the Licensee shall first obtain the consent in writing of the Personality and shall follow all of the requirements contained in such consent. The Personality shall have the right to revoke or alter the consent from time to time, but so long as the Licensee acts in accordance with such consent and this Agreement (but subject to Section 11 hereof), the Licensee shall have the right to continue to sell and distribute Products then in stock or irrevocably ordered and under manufacture for the Licensee prior to the revocation of the consent which have the name and/or image of the Personality on them. The Licensee will in no way infer the support or endorsement by the Personality of products or use the names or images of the Personality on products for which the Personality has not given written consent.

2. ADVERTISING The Personality will have the right to review all advertising and promotion materials regarding the Products or containing reference to her or containing her photograph or likeness, including but not limited to labels on bottles or packages, ("Advertising Materials"), prior to their release to the general public and the Licensee shall not use any Advertising Materials unless same have the prior written approval of the Personality.

3. BONUS - The Licensee agrees to pay the Personality the following Bonus on all products listed in schedule A and calculated in the following manner:

3.1 In this agreement, the phrase "EBITDA" means the profit of the Licensee determined in accordance with generally accepted accounting principles applied on a basis consistent with prior years but without deducting income taxes, depreciation or amortization as an expense.

3.2 From April 1, 2003 until this Agreement is terminated, the Licensee will pay the Personality 10% ("Bonus").of its EBITD.

3.3 Within 60 days after the end of each fiscal quarter (except for the last quarter of a fiscal year), beginning with the quarter ending June 30, 2003, the Licensee will:

(a)           estimate its EBITDA for that quarter; and

(b) give the Personality a cheque representing 10% (bonus) of the estimated EBITDA for the quarter and a statement setting out the calculation thereof.

3.4 Within 60 days after the end of each fiscal year, the Licensee will cause its accountants:

(a)           to prepare an income statement for the year;

(b) based on that statement and the definition of EBITDA, determine the EBITDA for the year; and

(c) to prepare a statement ("Reconciliation") setting out the amounts the Licensee has paid to the Personality on account of her Bonus for the year and either the additional amount which the Licensee owes the Personality on account of the Bonus for that year or the amount the Licensee has overpaid the Personality.

3.5 Unless the Personality agrees in writing that the accountants may prepare such an income statement without audit, the Licensee's accountants will, before they produce the said income statement, audit the Licensee's financial records for the year in question.

3.6 Within the said 60-day period, the Licensee will give the Personality copies of the said income statement and, if the Reconciliation shows that the Licensee owes the Personality money on account of the year's Bonus, a cheque for the balance will be paid within 10 days.

3.7 If the Reconciliation shows that the Personality has been overpaid, the Personality will pay the Licensee the excess amount within 10 days after the Licensee gives her the income statement and the Reconciliation or, at the option of the Licensee, the Licensee may deduct the excess from the next quarterly payment(s) due to the Personality.

4. INTEREST - The Licensee agrees to pay to the Personality interest on any late payments at a rate equal to the Royal Bank of Canada's prime rate plus 2%, unless otherwise waived by the Personality.

5. AUDIT - The Personality has the right to audit the Licensee's relevant financial books and records in order to confirm the accuracy of any Bonus payments due to the Personality under the terms of this Agreement. In the event the audit reveals a discrepancy between the amount of EBITDA reported by the Licensee to the Personality and the actual amount of EBITDA realized, meaning that the Personality received less than the full amount of the Bonus to which the Personality was entitled, the Licensee will immediately pay to the Personality the difference owing plus interest at the rate set out above.

6. TRADEMARK - The Licensee agrees to take all steps required by the Personality from time to time to protect the intellectual property of the Personality in and to her name and/or image and will apply for or obtain any trademarks or other registered intellectual property protection only with the prior written instruction and/or consent of the Personality. All such protection shall be at the sole cost and expense of the Licensee.

7. PROMOTION - The Licensee will promote each Product to the extent the Licensee considers reasonable having regard to the nature of such Product and other relevant market considerations. The Licensee shall not be required to promote Products that it does not consider to have viable economic potential. If the Licensee does not consider a Product to have viable economic potential, the Personality will be at liberty to develop and promote it independently.

8. DISPUTES - If either the Licensee or the Personality has any dispute regarding this Agreement or its interpretation, the dispute shall be resolved by arbitration under the Commercial Arbitration Act of British Columbia. This Agreement shall be governed by and construed in accordance with the laws of British Columbia.

9. INDEMNIFICATION The Licensee will indemnify and save the Personality harmless from any and all liabilities, damages, costs, judgments, penalties and expenses of any kind (including reasonable legal fees and disbursements) which the Personality may incur or suffer by reason of breach by the Licensee of any provision of this Agreement or that arises in connection with or in respect of the promotion, sale and/or use of the Products including without limiting the generality of the foregoing, any and all claims made or actions taken against the Personality by third parties for products liability or improper marketing with respect to the advertising, promotion, marketing, sale or use of any of the Products. GFR, as the principal shareholder of the Licensee, covenants and agrees that it is jointly and severally liable with the Licensee for all obligations of the Licensee hereunder including, without limitation, the foregoing indemnity.

10.   ASSIGNMENT   The  Licensee  may  assign  this   Agreement  only  with  the
Personality's written consent.

11. DEFAULT If the Licensee or the Personality makes any material default in the terms of this Agreement, the non-defaulting person may give notice to the defaulting person to remedy the default. The defaulting person shall remedy the default within thirty (30) days or if thirty (30) days is insufficient to remedy default, the defaulting person shall commence remedying the default within thirty (30) days and shall continue expeditiously to remedy such default until the default is fully remedied. This extension provision shall not apply to financial obligations of the Licensee which the Licensee shall fulfill forthwith when due. In the event the defaulting person does not remedy the default within such period of time (or in the case of financial obligations of the Licensee such obligations are not fulfilled by the Licensee when due), the non-defaulting person has the right to terminate this Agreement on seven (7) days further notice provided the default has not been remedied by the date of termination specified in the notice. The notice of default shall state the specifics of the default in reasonably precise terms so that the defaulting person is made aware of the nature and circumstances of the default. All notices shall be in writing and delivered to the recipient by courier or register mail to the addresses set forth above.

12. QUALITY CONTROL The Licensee will use all reasonable commercial efforts to test all Products for quality control and to meet all appropriate Good Manufacturing Practices, standards, specifications and guidelines applicable for such Products. The Licensee will conduct quality control testing of all Products and such tests shall be comparable to those used elsewhere in the industry. The Licensee will supply the Personality with copies of quality control test results on request. The Personality also has the right to obtain a specimen or sample of any of the products.

The Licensee expressly agrees not to offer for sale or sell, advertise, promote, distribute or use for any purpose any Products that any person working in the same industry would reasonably know to be damaged, defective or otherwise below the quality requirements of this Agreement or as required by law.

13. TERM - This Agreement shall terminate three (3) months following the termination of a Services Agreement made between the Personality and GFR pursuant to which the Personality has agreed to provide services to GFR. Termination of this Agreement shall not give rise to any claim by the Personality against the Licensee or GFR regardless of the reason for termination of the Services Agreement. Likewise, nor shall termination of this agreement give rise to any claim by the licensee and GFR against the Personality regardless of the reason for termination of the services agreement The obligation of the Licensee to pay the Bonus ceases on termination, except for unpaid Bonus arising from EBITDA prior to termination and the sale of all products listed in schedule A which are manufactured and sold by the Licensee and GFR subsequent to the termination of this agreement. The Licensee has the right and obligation to continue to use all best efforts to sell products listed in schedule A and in stock at the date of termination and until all products are sold.. After twelve (12) months the Licensee will cease to use the Personality's name or likeness for any purpose whatsoever.

14. REPRESENTATIONS AND WARRANTIES - The Licensee represents and warrants to the Personality that:

(a)      The Licensee has all necessary  power,  authority and capacity to enter
         into  this  Agreement  and  to  perform  its  obligations   under  this
         Agreement.

(b) the execution and delivery of this Agreement and consummation of the transactions contemplated under it have been duly authorized by all necessary action on the part of the Licensee, and

(c) this Agreement constitutes a valid and binding obligation of the Licensee, enforceable against it in accordance with its terms.

15. RELATIONSHIP OF PARTIES - The Personality's status under this Agreement shall be that of an independent contractor. This Agreement is not intended to create an agency or employment relationships between the Personality and the Licensee.

16. COMPLIANCE WITH LAW - The Licensee will ensure that all activities related to developing, promoting and selling the products as described in this Agreement, shall comply with all applicable laws, regulations, orders and ordinances.

17. TIME - Time is of the essence of this Agreement.

18. SCHEDULES - Any schedules to this Agreement are intended to be incorporated into and form part of this Agreement; however, the section headings contained herein are for the convenience of the parties only and shall not for any purposes be deemed to be a part of this Agreement.

19. ENUREMENT - This Agreement shall enure to the benefit of and shall be binding upon the Licensee's successors and permitted assigns and shall enure to the benefit of and shall be binding upon the Personality heirs, executors, personal administrators and permitted assigns.

20. NOTICE - All notices, demands or directions by one party to this Agreement to the other party shall be in writing and delivered or sent by facsimile to such party as follows:

(a) if to R & L HEALTH INC. and/or GFR NUTRITIONALS LTD.: 11405-201A Street, Maple Ridge, B.C. V2X OY3 Attention: President Facsimile:
         604-648-8052 Email: r_pierce@gfrnutritionals.com

(b) if to Richard Pierce: c/o R&L Health Inc, 11405 - 201 A Street, Maple Ridge, BC V2X 0Y3 Facsimile 604-648-8052 Email: r_Pierce@gfrnutritionals.com or to such other address as may be specified by one party to the other in a notice given in the same manner. Any notice, demand or direction given in such manner shall be deemed to have been received by the party to whom it is given on the date of delivery, if delivered, and on the business day following the transmittal thereof, if sent by facsimile.

If normal telecommunication services is interrupted by strike, slowdown, force majeure or by other cause, a notice, demand or direction sent by the impaired means of communication will not be deemed to be received until actually received and the party sending the notice, demand or direction shall utilize any other such service which has not so been interrupted or shall deliver such notice, demand or direction in order to ensure prompt receipt thereof.

21. PRIOR AGREEMENT - This Agreement supercedes an agreement made as of the 1st day of April, 2003 between the parties hereto and Richard Pierce pursuant to which the Personality was paid royalties based on Gross Sales.



R & L HEALTH INC.

Per:__/s/_________________________
         Richard Pierce


GFR NUTRITIONALS LTD

Per:___/s/__________________________
         Richard Pierce


/s/                                   /s/
-------------------------------     -----------------------------------
RICHARD PIERCE                      WITNESS
                                    ------------------------------------
                                    Address
                                    ------------------------------------





                                   Schedule A



Product Name


1. ALL R&L HEALTHTM BRAND PRODUCTS INCLUDING 2. RECLEANSETM 3. R&L HEALTHTM BRAND WHEY PROTEIN POWDER 4. R&L HEALTHHTM BRAND LEANFITTM 5. ALL SOYFERMTM RAW MATERIAL














R & L HEALTH INC.

Per:____/s/_______________________                    Date ____________________
         Richard Pierce




____/s/ _______________________                       Date ____________________
RICHARD PIERCE

Exhibit 10-6

                    Loan Agreement/Promissory Note between:

Borrower: GFR Nutritionals Ltd. of 11405 201A Street, Maple Ridge, BC V2X 0Y3 ("Borrower")

Lender: George and Francia Pierce of 3313 Rakana Place, Coquitlam, B.C., V3C 1X1 (Lender")

      Principal Amount:    $80,000.00 CAD

1) FOR VALUE RECEIVED, GFR Nutritionals Ltd. (borrower) of 11405 201A Street, Maple Ridge, BC V2X 0Y3 promises to pay George and Francia Pierce (lender) of 3313 Rakana Place, Coquitlam, B.C., V3C 1X1, the principal sum of $80,000.00 CAD with interest payable on the unpaid principal at a rate of 12% per annum, calculated daily in advance.

2) This Note will be repaid at with written notice of demand and the balance owing under this Note will be paid within 30 days of any such notice of demand.

3) At any time while not in default under this NOTE, Borrower may pay the outstanding balance then owing under this NOTE to Lender without further bonus or penalty.

4) This Note will be construed in accordance with and governed by the laws of the Province of British Columbia.

5) All costs, expenses and expenditures including, and without limitation, the complete legal costs incurred by Lender in enforcing this Note as a result of any default by borrower, will be added to the principal then outstanding and will immediately be paid by Borrower.

6) This Note will enure to the benefit of and be binding upon the respective heirs, executors, administrators, successors and assigns of borrower and lender. Borrower waives presentment for payment, notice of non-payment, protest and notice of protest.


      I accept the terms of this promissory note.


        /s/
      ---------------------------------------        -----------------------
      Richard Pierce                                                   Date
      President, GFR Nutritionals Ltd.


      Witnessed by:

        /s/
      ---------------------------------------        -----------------------
      Signature                                               Date

Exhibit 10-7

                     Loan Agreement/Promissory Note between:

Borrower:         GFR Pharma Ltd. of 11405 201A Street, Maple Ridge, BC  V2X 0Y3
                  ("Borrower")
Lender:  517255 BC. Ltd. of 12310 201 Street, Maple Ridge, BC  V2X 6A7
                  ("Lender")
Principal Amount: up to $375,000.00 CAD

1. FOR VALUE RECEIVED, GFR Pharma Ltd. (borrower) of 11405 201A Street Maple Ridge, BC promises to pay to 517255 BC Ltd. (lender) of 12310 201 Street, Maple Ridge, BC, the principal sum of up to three hundred and seventy five thousand ($375,000.00) CAD, with interest payable on the unpaid principal at the rate of prime plus 4% per annum, calculated daily in advance.

2. This Note will be repaid in consecutive weekly installments until Lender has provided Borrower with written notice of demand and the balance owing under this Note will be paid within 30 days of any such notice of demand.

3. At any time while not in default under this Note, Borrower may pay the outstanding balance then owing under this Note to Lender without further bonus or penalty.

4. This Note will be construed in accordance with and governed by the laws of the Province of British Columbia.

5. All costs, expenses and expenditures including, and without limitation, the complete legal costs incurred by Lender in enforcing this Note as a result of any default by borrower, will be added to the principal then outstanding and will immediately be paid by borrower.

6. This Note will enure to the benefit of and be binding upon the respective heirs, executors, administrators, successors and assigns of borrower and lender. Borrower waives presentment for payment, notice of non-payment, protest and notice of protest.

I accept the terms of this promissory note.

 /s/
-----------------------------       ------------------------
Richard Pierce                      Date
President, GFR Pharma Ltd.

Witnessed by:

/s/
-----------------------------       ------------------------
Signature                                   Date

Exhibit 14

                CODE OF ETHICAL PRINCIPLES AND RULES OF CONDUCT
                                      INDEX
                                                           RULE             PAGE
                                                            NO.              NO.
PREAMBLE
ETHICAL PRINCIPLES
      1. Responsibilities To Society 2. Trust and Duties 3. Due Care and Professional Judgment 4. Deceptive Information 5. Professional Practice 6. Responsibilities to the Profession

RULES OF CONDUCT

RESPONSIBILITIES TO SOCIETY
         Discredit                                                        R101
         Unlawful Activity                                                R102
         Discrimination                                                   R103
         Breach of Rules                                                  R104
                  Member Advisor                                          R104.1
                  Practice Review Committee                               R104.2
         Criticism of a Professional Colleague                            R105
                  Notice Waived                                           R105.1
                  Professional Colleagues                                 R105.2
         Reporting of Acts Detrimental to the Profession                  R106
         Compatible Activities                                            R107
                  Professional Practice other than Public Accounting R107.1 Constraints on a Professional Practice other than
                           Public Accounting                             R107.2
         Referral for a Commission                                       R107.3

TRUST AND DUTIES
         Confidentiality                                                  R201
                  Mandatory Disclosure                                    R201.1
                  Discretionary Disclosure                                R201.2
         Conflict of Interest in Audit and Review Engagements             R202
                  Audit and Review Engagements                            R202.1
                  Compilation Engagements                                 R202.2
                  Participation in Management                             R202.3
                  Not-for-Profit Organizations                            R202.4
                  Deemed Conflicts of Interest                            R202.5
                  Deemed Freedom from Conflict of Interest                R202.6
                  Members' Relationships with Others                      R202.7
         Resolution of Conflict of Interest                               R203
         Resolution of Other Conflicts of Interest                        R204
                  Fees, Commissions and Profits in the Normal Course
                           of Business                                    R204.1
                  Disclosure of Services Provided to Other Clients        R204.2
         Information Used for Personal Advantage                          R205

         Trusteeship                                                      R206
                  Money Held in Trust                                     R206.1

DUE CARE AND PROFESSIONAL JUDGMENT
         Competence                                                       R301
         Professional Development                                         R302
         Responsibility and Control                                       R303
         Adherence to Acknowledged Principles and Standards
                  Of Professional Practice                                R304
         Terms of Engagement                                              R305
         Sufficient Information                                           R306
DECEPTIVE INFORMATION
         Communication Issued in Connection with Financial
                  Information                                             R401
         Association with Financial Information                           R402
                  Employer/Employee Conflicts                             R402.1
         Known Omission                                                   R403
         Material Discrepancy                                             R404
PROFESSIONAL PRACTICE
         Bidding                                                          R501
         Impairment of Incumbent Accountant                               R502
         Services Provided on Referral                                    R503
         Replacement                                                      R504
         Takeover                                                         R505
         Fees                                                             R506
         Commissions                                                      R507
         Contingent Fee                                                   R508
         Advertising and Other Forms of Solicitation                      R509
                  Misleading Name of Firm or Style of Practice            R509.1
                  Preferred Areas of Practice                             R509.2
                  Restricted Practice                                     R509.3
                  Advertising Format                                      R509.4
         Name of Practice                                                 R510
         Specialization                                                   R511
                  Disclosure of Services Provided                         R511.1
         Personal Practice when an Employee                               R512
         Non-Member Partners                                              R513
         Representation of Firm                                           R514
         Marketing of Goods and Services                                  R515
         Registration                                                     R516
         Practice Review Requirements                                     R517
         Professional Liability Insurance                                 R518
         Service by an Employee                                           R519
         Relations with Clients or Employers                              R520
         Right to Take Cognizance                                         R521
         Students in Public Practice                                      R522
         Employment Offer                                                 R523
RESPONSIBILITIES TO THE PROFESSION
         Compliance                                                       R601
         Disciplinary Action                                              R602
                  Jurisdiction of Disciplinary Action                     R602.1
         Membership Obtained Fraudulently                                 R603
         Admittance to Membership                                         R604
         Responsibility for Firm                                          R605
                  Use of Normal Business Methods                          R605.1
         Detrimental Actions                                              R606
         Evidence of Professional Misconduct                              R607
                  Criminal and Similar Offences                           R607.1
         Bankruptcy                                                       R608
         Public Statements                                                R609
         Requirement to Reply in Writing                                  R610
         Assistance to the Board                                          R611
         Person Expelled or Suspended                                     R612
         Legal Action Against a Member                                    R613
         Use of CGA Reference by Students                                 R614

DEFINITIONS

                           CODE OF ETHICAL PRINCIPLES
                              AND RULES OF CONDUCT

                                    PREAMBLE

The Certified General Accountants' Associations in Canada have adopted a uniform Code of Ethical Principles and Rules of Conduct developed by CGA-Canada. The CGA-Canada Code of Ethics provides uniform rules and principles of professional conduct and ethics by which members will conduct themselves in discharging their professional duties and responsibilities.

The Certified General Accountants Association of British Columbia has established additional rules in accordance with the Association's Bylaws. These rules apply to members and students of the Certified General Accountants Association of British Columbia. Any member or student who contravenes any of these rules and/or principles shall be accountable to the Ethics Committee and the Board of Governors of the Association.

Certified General Accountants shall always be mindful of their responsibilities as members of the accounting profession, and shall carry on their work with fidelity to clients or employers, with fairness to employees and with loyalty to the Association, in a manner worthy of a Professional Accountant. It is expected that a member shall encourage and assist students in their professional development and in obtaining experience and proficiency required for membership.

A professional organization and its members are granted the legal right by society to organize themselves, to control entrance into the profession, and to formulate standards of behaviour governing its members. In return for this right, members of the profession are to act in the interest of society and its members. Provincial and Federal Acts, and the CODE OF ETHICAL PRINCIPLES AND RULES OF CONDUCT formalize this arrangement. In order to fulfil this responsibility, professionals must have a number of important character traits, as well as the skill to make expert technical and moral judgments which serve the interest of society.

Certified General Accountants thus have an important role to play in society. In the performance of that role, many of a professional's actions have an effect on the welfare of other people. Because of their social responsibilities, members of a profession are obligated to act in the interest of these other parties, who have a stake in the nature and quality of professional activities. These stakeholders include employers, clients, various identifiable third parties, and the public at large. Therefore, the professional organization and its members have a stake in the performance of individual members. The CODE OF ETHICAL PRINCIPLES AND RULES OF CONDUCT applies to the behaviour of members of the Association when they either perform the role of a professional accountant or represent themselves as members of the Association.

The role of a CGA is broad and general. It is defined in two ways: first, by specifying the tasks which accountants characteristically perform and second, by specifying the parties who are to benefit from the performance of those tasks and how professional accountants should act in order to benefit them.

The characteristic tasks performed by Certified General Accountants include the production, analysis, and distribution of information, in addition, the provision of ancillary services related to the core expertise in accounting. The CODE OF ETHICAL PRINCIPLES AND RULES OF CONDUCT governs the CGA's actions in the performance of these tasks.

Certified General Accountants are committed to providing professional services competently and with duecare. This requires extensive knowledge and experience, and the ability to make appropriate judgments. Competence and due care imply the necessity and ability to make ethical judgments. In addition, CGAs are committed to improving the quality of professional services and the profession itself.

Certified General Accountants are committed to the public interest. Normally, acting in the public interest is achieved by acting in the interest of one's client or employer. However, whenever there is a conflict between these interests, the professional's first obligation is to the public at large. Acting appropriately in such situations may require the courage of one's convictions.

By virtue of their commitment to the public interest, Certified General Accountants owe an obligation to other parties. In order to satisfy that obligation, two elements of character are crucial to members of the CGA profession. They must act with integrity and be trustworthy. Acting with integrity means that they are committed to a high standard of behaviour and strive to achieve it in their work. It implies the highest standard of behaviour, and thus exceeds the minimum allowable under laws, regulations, or specific professional pronouncements. Trustworthiness means that others may safely put themselves in a position in which a CGA is expected to help them. Integrity and trustworthiness imply the possession of other character traits, including honesty, prudence, competence, loyalty to the proper beneficiaries of their actions and objectivity. Objectivity in turn requires that Certified General Accountants should be truthful and impartial, and should act fairly with regard to the interests of themselves and others.

Certified General Accountants are also committed to avoiding conflicts of interest. When a situation arises in which a conflict either cannot be avoided, or it is undesirable to avoid from the beneficiaries' point of view, disclosure of the conflict (and consent of the beneficiaries) is necessary. Furthermore, CGAs are committed to protecting the confidentiality of information about their client or employer which they obtain or produce in the course of performing their role. This protection, however, is not absolute.

Certified General Accountants are committed to acting in accordance with all applicable legal and professional standards. In situations where violation of some standard occurs, the burden of proof is on the CGA to show why such an action is justifiable.

The standards of conduct contained in the CODE OF ETHICAL PRINCIPLES AND RULES OF CONDUCT provide standards of acceptable behaviour of Association members. They apply to all members of the Association, and extend to students (except where the wording of any Rule makes it clear that it specifically relates to members only). These standards take the form of Ethical Principles and Rules. Some of the basic principles apply to all CGAs; others relate specifically to the role which members play when they provide professional services. They provide a positive guide to members of the Association in their professional activities to help them make judgments about how they ought to act. They also provide a basis for enforcing a minimum level of acceptable behaviour.

The most important part of this document is the CODE OF ETHICAL PRINCIPLES. They provide the ethical standards in accordance with which accountants are to make their professional judgments. The RULES OF CONDUCT provide clear statements of required or prohibited behaviour in specific situations. They are appropriate in areas in which the standard of acceptable behaviour is either vague or sufficiently important to formulate a written standard.

This CODE OF ETHICAL PRINCIPLES AND RULES OF CONDUCT is structured so that the ETHICAL PRINCIPLES are relatively general and only rarely subject to revision. As the profession and its environment change, it is anticipated that the RULES OF CONDUCT will be amended occasionally by addition, modification, and deletion, as warranted.





         CODE OF ETHICAL PRINCIPLES AND RULES OF CONDUCT

ETHICAL PRINCIPLES

1.       RESPONSIBILITIES TO SOCIETY
         Members have a fundamental responsibility to safeguard and advance the interests of society. This implies acting with trustworthiness, integrity and objectivity. This responsibility extends beyond a member's own behaviour to the behaviour of colleagues and to the standards of the Association and the profession.

2.       TRUST AND DUTIES
         Members shall act in the interest of their clients, employers and interested third parties, and shall be prepared to sacrifice their self-interest to do so. Members shall honour the trust bestowed on them by others, and shall not use their privileged position without their principal's knowledge and consent. Members shall avoid conflicts of interest.

3.       DUE CARE AND PROFESSIONAL JUDGMENT
         Members shall strive to continually upgrade and develop their technical knowledge and skills in the areas in which they practice as professionals. This technical expertise shall be employed with due professional care and judgment.

4.       DECEPTIVE INFORMATION
         Members shall not be associated with information which the member knows, or ought to know, to be false or misleading, whether by statement or omission.

5.        PROFESSIONAL PRACTICE
         Members shall act openly and fairly towards others in the practice of their profession.

6.       RESPONSIBILITIES TO THE PROFESSION
         Members   shall   always  act  in   accordance   with  the  duties  and
         responsibilities associated with being members of the profession, and shall carry on work in a manner which will enhance the image of the profession and the Association.



RULES OF CONDUCT
The RULES OF CONDUCT provide specific statements of the minimum standards of acceptable professional behaviour. They provide clear statements about specific ethical issues, but do not exhaust the range of enforceable ethical standards. They are organized under the headings of the ETHICAL PRINCIPLES to which they apply. The RULES OF CONDUCT also provide guidance concerning the application of the rules to certain specific situations.

RESPONSIBILITIES TO SOCIETY
Members have a fundamental responsibility to safeguard and advance the interests of society. This implies acting with trustworthiness, integrity and objectivity. This responsibility extends beyond a member's own behaviour to the behaviour of colleagues and to the standards of the Association and the profession.

R101  DISCREDIT
         A member shall not permit the member's firm name or the member's name to be used with, participate in, or knowingly provide services to any practice, pronouncement or act which the member knows, or which a reasonably prudent person would believe, would be of a nature likely to discredit the profession.

R102     UNLAWFUL ACTIVITY
         A member shall not permit the member's firm name or the member's name to be used with, participate in, or provide services to, any activity which the member knows, or which a reasonably prudent person would believe, to be unlawful.

R103     DISCRIMINATION
         A member shall not discriminate against a person for any reason, including but not limited to the race, colour, sex, sexual orientation, age, religion, national extraction or social origin of such person.

R104     BREACH OF RULES
         Except as described in Rules R104.1 and R104.2, a member shall, subject to Rule R105 and Rule R201, notify the Association of any breach of the Code by another member, or any other situation of which the member has sufficient knowledge which appears to put in doubt the competence, reputation or integrity of members.

R104.1 MEMBER ADVISOR
         A member or other person appointed by the Association as a member advisor, or to a similar position, shall be exempt and prohibited from reporting under these rules any matter of which the member becomes aware in the course of the duties incumbent in such a position.

R104.2 PRACTICE REVIEW COMMITTEE
         A member shall, when appointed by the Association to a Practice Review Committee, or engaged by such a Committee to conduct a practice review, be exempt and prohibited from reporting under these Rules any matter of which the member becomes aware in the course of Association-related duties except when:

         (a) the Practice Review Committee files a complaint relating to a breach of these Rules; or (b) he practice review was made on request of a Panel of an Ethics Committee.
R105 CRITICISM OF A PROFESSIONAL COLLEAGUE
         A member shall not criticize another professional colleague without first submitting this criticism to that colleague for explanation. Where the criticism may result in a complaint against the colleague being lodged with the Ethics Committee, the member must, where required, first submit that criticism in writing to the colleague for explanation. The member thereafter shall inform that colleague as to the action the member has taken concerning the criticism.

R105.1 NOTICE WAIVED
         Notwithstanding Rule R105, a member may first submit a criticism of another professional colleague to the Association should the matter be considered of such a nature that prior written notice to that colleague is not appropriate.

R105.2 PROFESSIONAL COLLEAGUES
         "Professional Colleagues" includes any professional accountant, whether or not that accountant is a member of the Association. The lodging of an ethics complaint against a colleague is considered a criticism under Rule R105.

R106 REPORTING OF ACTS DETRIMENTAL TO THE PROFESSION
         A member shall report to the Association any situation of which the member has sufficient personal knowledge and which the member thinks may be detrimental to the profession.

R107 COMPATIBLE ACTIVITIES
         A member may engage in any profession, trade, industry, office, or duty except where these undertakings are detrimental to the public good or to the standards of the profession.

R107.1 PROFESSIONAL PRACTICE OTHER THAN PUBLIC ACCOUNTING
         A member engaged in the practice of public accounting may carry on a business or practice in a related function through an organization separate and distinct from such public accounting practice, either as a proprietor or partner, or as a director, officer, or shareholder of a corporation, and may associate with non-members for this purpose, in accordance with the policy of the Association and subject to the following provisions:

         (a) the business or practice shall not be designated "Certified General Accountant(s)"; and (b) no reference to any such business or practice may be made in the letterheads, name plates, professional cards or announcements of the public accounting practice, nor may reference be made to the public accounting practice in the letterheads, name plates, professional cards or announcements of any such business or practice.

R107.2 CONSTRAINTS ON A PROFESSIONAL PRACTICE OTHER THAN PUBLIC ACCOUNTING
         A member engaged in a professional practice other than public accounting but not also engaged in the practice of public accounting may, in carrying on such a practice, conduct these affairs (or the firm's or corporation's affairs) free of the constraints imposed upon members engaged in the practice of public accounting, but not in such a fashion as to bring disrepute on the profession or the Association.

R107.3 REFERRAL FOR A COMMISSION
         A member practising as described in Rule R107.2 shall not refer a client for services to another member or firm engaged in the practice of public accounting for a commission or other compensation.
TRUST AND DUTIES
         Members shall act in the interest of their clients, employers and interested third parties, and shall be prepared to sacrifice their self-interest to do so. Members shall honour the trust bestowed on them by others, and shall not use their privileged position without their principal's knowledge and consent. Members shall avoid conflicts of interest.

R201 CONFIDENTIALITY
         A member shall not disclose or use any confidential information concerning the affairs of any client, former client, employer or former employer except as described in Rules R201.1 and R201.2.


R201.1 MANDATORY DISCLOSURE
         A member shall disclose the employer's or client's affairs:
         (a) where disclosure is compelled by a process of law or by a statute; or
         (b) where such information is required to be disclosed by the Board or any Committees of the Association in the proper exercise of their duties.

R201.2 DISCRETIONARY DISCLOSURE
         A member is not prohibited from disclosing the employer's or client's affairs:
         (a) where properly acting in the course of the duties incumbent on a member; or
         (b) where a member becomes aware of apparent or suspected criminal activity. Before making such a disclosure, a member should obtain advice from a member of the appropriate Provincial or Territorial Law Society as to the member's duties and obligations as a citizen in the context of the member's professional activities. A member so doing shall not be in violation of this Rule regarding confidentiality by reason only of the seeking or following of such legal advice or reporting.

R202 CONFLICT OF INTEREST IN AUDIT AND REVIEW ENGAGEMENTS
         A member shall, when engaged to audit or review financial statements or other information, be free of any influence, interest or relationship in respect of the client's affairs which impairs the member's professional judgement or objectivity, or which, in the view of a reasonable observer, may have that effect.

R202.1 AUDIT AND REVIEW ENGAGEMENTS
         A member shall not issue a communication on financial information of an organization unless the member is free of conflict of interest with regard to that organization.

R202.2 COMPILATION ENGAGEMENTS
         A member may issue a compilation engagement report as long as appropriate disclosure of any relationship between the member and the client is made in the Compilation Engagement Report.

R202.3 PARTICIPATION IN MANAGEMENT
         When providing consulting services to an audit or review engagement client, a member may only participate in the decision-making function of the client in an advisory capacity.

R202.4 NOT-FOR-PROFIT ORGANIZATIONS
         A member providing audit or review services to a not-for-profit organization may accept an honorary or advisory position other than as an officer or director with such not-for-profit organization as long as the member does not assume administrative or financial responsibilities or make decisions affecting the management of the organization.

R202.5 DEEMED CONFLICTS OF INTEREST
         If the member or the member's partners in a public accounting practice are engaged to provide audit or review services for a client, and any of the following circumstances are present or were present during the period being reported upon, a member is deemed to be not free of conflict of interest:
         (a) the member, any of the member's partners, or any employee of the member assigned to the engagement is a director, officer or employee of the client, or a person in the member's, the partners' or the employees' immediate families is a director or officer of the client;
         (b) the member, any of the member's partners, any employee of the member assigned to the engagement, or a person in the member's, the partners' or the employee's immediate families:
                  (i) is indebted to the client, other than indebtedness obtained or granted in the normal course of business;
                  (ii) owns or controls, directly or indirectly, any interest in a share or debt obligation of the client, other than that obtained or granted in the normal course of business and which is material to the individual and the member;
                  (iii) is appointed a trustee in bankruptcy, liquidator, receiver or receiver-manager. This Rule shall not apply to a solvent company provided that all the shareholders agree to the appointment; or
                  (iv) is an executor, administrator or trustee of the client estate, trust, charitable foundation, pension or profit-sharing plan.
         (c) any of the member's close relatives:
                  (i) holds an interest in the client that is material to the holder or is a director, officer or employee of the client and has the right or responsibility to make decisions significantly affecting the affairs of the client;
                  (ii) is an executor, administrator or trustee of the client estate, trust, charitable foundation, pension or profit-sharing plan; or
                  (iii) is an executor, administrator or trustee of an estate, trust or charitable foundation which holds a material interest in the client.
         (d) the member, any of the member's partners or any employee of the member assigned to the engagement, or a person in the member's, the partners' or the employee's immediate families is a member of a group of investors such as a private mutual fund or an investment club which holds any shares, bonds, debentures, mortgages, notes, advances or other instruments of investment in a client. A member would not be considered in breach of this Rule by reason only of the fact that the member is engaged to report on the financial statement of a client with whom the member or any of the member's partners, or a person in the member's or the partners' immediate families, carried out a commercial transaction, provided that the transaction was on the same terms and conditions as are normally allowed to other customers. This would include receiving the client's normal terms for payment of accounts. The member or any of the member's partners, or a person in the member's or the partners' immediate families, should not receive any special treatment or preference over and above that granted to other customers.

R202.6 DEEMED FREEDOM FROM CONFLICT OF INTEREST A member is deemed to be free of conflict of interest if:
         (a) a trust, estate, custodianship or guardianship in which the member or any of the member's partners, or the member's or the partners' immediate families, has a beneficial interest held in market lots, or investments, in an audit or review engagement client or any associate thereof, provided that the member or any of the member's partners, or the member's or the partners' immediate families, did not have direct or indirect control over the trust, estate, custodianship or guardianship; or
         (b) the member or any of the member's partners are making payments to a retired partner who holds a direct or indirect financial interest in, or a position or an appointment with, a client, provided such payments to the retired partner were determined as of the date of retirement in accordance with the terms of the partnership agreement, and were not affected by subsequent events.

R202.7   MEMBERS' RELATIONSHIPS WITH OTHERS For the purposes of this Rule R202:
         (a) "immediate family" includes a member's spouse or spousal equivalent, whether or not dependent, and persons, whether or not related, who are dependent on the member or the member's spouse or spousal equivalent;
         (b) "close relative" includes a member's non-dependent children, step-children, brothers, brothers-in-law, sisters, sisters-in-law, grandparents, grandchildren, parents, parents-in-law and their respective spouses or spousal equivalents; and
         (c) "partner" includes any person with whom the member carries on, or during the period being reported upon, carried on, the profession of public accounting in the form of a partnership, including a limited liability partnership, as defined in
                  Section 6 of the B.C. Partnership Act. Partners also include other shareholders in a professional corporation, where allowed.

R203 RESOLUTION OF CONFLICT OF INTEREST
         A member shall, within ninety (90) days of becoming aware that an appointment contravenes Rule R202, either: (a) eliminate the circumstances that cause the member to be in contravention, or (b) resign from the engagement.

R204     RESOLUTION  OF OTHER  CONFLICTS  OF INTEREST  Subject to Rules R515 and
         R520:
         (a) A member shall inform a client or employer of any business connections, affiliations and interests of which the client or employer might reasonably expect to be informed.
         (b) When recommending a service or product, a member shall clearly disclose in writing to the client any conflict of interest the member may have, or any fees or commissions the member may receive regarding the service or product recommended.
         (c) When selling a service or product, a member shall clearly disclose in writing to the client any conflict of interest the member may have, or any fees, commissions or profit the member may receive regarding the service or product sold.
         (d) A member shall, when rendering advice to two or more clients who are parties to the same transaction, inform each of the clients in writing that the member's services have been retained by other parties to the transaction and that the member may derive fees from such parties. Each party to the transaction must also be advised in writing that confidential information obtained may be disclosed to other parties to the transaction. In addition, each party to the transaction must provide written consent to the member acknowledging these terms.
R204.1 FEES, COMMISSIONS AND PROFITS IN THE NORMAL COURSE OF BUSINESS
         With regard to Rule R204(b) and (c), where it is normal industry practice for the member to receive a fee, commission or profit, no disclosure is required.

R204.2 DISCLOSURE OF SERVICES PROVIDED TO OTHER CLIENTS
         For members engaged in the practice of public accounting, it may not be necessary to disclose professional services that the member may be rendering or proposing to render to other clients.

R205 INFORMATION USED FOR PERSONAL ADVANTAGE
         A member shall not, without an employer's or client's consent, use confidential information relating to the business of the member's employer or client to directly or indirectly obtain a personal advantage. Without limiting the foregoing, members shall not make unauthorized use of confidential information relating to an employer's or client's affairs obtained in the course of the member's duties by taking any action, such as directly or indirectly acquiring any interest, property or benefit.

R206 TRUSTEESHIP
         Members who handle money or other property in trust shall do so in accordance with the terms of the trust and the general law relating to trusts. These members shall maintain such records as are necessary to account properly for the money or other property.

R206.1 MONEY HELD IN TRUST
         Money held in trust shall be kept in a separate trust account or accounts in any bank, credit union or trust company. All income earned by the trust is the property of the trust. All trust records shall be reconciled on a monthly basis.




         DUE CARE AND PROFESSIONAL JUDGMENT
Members shall strive to continually upgrade and develop their technical knowledge and skills in the areas in which they practice as professionals. This technical expertise shall be employed with due professional care and judgment.

R301 COMPETENCE
         A member shall sustain professional competence by keeping informed of, and complying with, developments in the acknowledged standards of the profession in all areas in which the member practises or is relied upon because of the member's profession.
R302 PROFESSIONAL DEVELOPMENT
         A member shall undertake continuing education and professional development activities in accordance with the standards and policies established by the Association.
R303 RESPONSIBILITY AND CONTROL
         (a) A member shall personally undertake or delegate to one or more certificated members of the Association or a professional colleague who is an accountant recognized by statutory authority in British Columbia, the management of each public practice office maintained by the member or the member's firm. Such members or colleagues shall normally be in attendance at such offices.
         (b) A member engaged in the practice of public accounting who is associated with nonmembers in such practice shall be responsible to the Association for any failure of such associates to abide by the Code of the Association.
         (c) The practice of each office of any firm engaged in the practice of public accounting in which one or more members sharing proprietary interest with other public accountants who are not certificated members shall be conducted under a style such as "public accountants" or "professional accountants" and shall be under the personal charge and management of a member or other public accountant who shall be normally in attendance in such office. No member or other public accountant in such firm shall have the personal charge of more than one such office, except for a part-time office.
R304 ADHERENCE TO ACKNOWLEDGED PRINCIPLES AND STANDARDS OF PROFESSIONAL PRACTICE
         Members shall adhere to acknowledged principles and standards of professional practice. This phrase expresses a wide meaning, namely that body of principles and practices which have been generally adopted by the profession and which are applied in the preparation of financial statements, taken together with the requirements of any governing statutes, subject to (f) below. That is, a member shall adhere to:
         (a) generally accepted accounting principles in financial reporting unless departure from these principles is fully disclosed;
         (b) generally accepted auditing standards or general review standards in an attest engagement; (c) accounting and auditing practices recommended by the Association, including those found in:
                  (i) the courses of studies; (ii) seminars offered by the Association; (iii) the CGA-Canada PUBLIC PRACTICE MANUAL; and
                  (iv) the CICA HANDBOOK;
         (d) accounting and auditing practices that differ from those recommended by the Association, provided that there is substantial authoritative support for alternative treatment and the departure from the Association's recommendations is disclosed;
         (e) accounting and auditing practices not specifically dealt with by the Association but which are otherwise generally accepted; and
         (f) requirements of any governing act or regulation, providing, however, in the event that there is a conflict between the accounting and auditing standards of the profession and a specific statutory or regulatory requirement, the member shall make appropriate qualification in the report.
R305 TERMS OF ENGAGEMENT
         (a) A member shall state clearly in writing to a client the nature and scope of services to be rendered under the terms of the engagement.
         (b) Rule 305(a) does not apply if the engagement is solely to prepare and/or file a persons tax return.

R306 SUFFICIENT INFORMATION
         A member shall not permit the firm name or the member's name to be used with any communication or recommendation concerning financial information unless the member has considered all the information required to support such communication or recommendation.

DECEPTIVE INFORMATION
Members shall not be associated with information which the member knows, or ought to know, to be false or misleading, whether by statement or omission.

R401 COMMUNICATION ISSUED IN CONNECTION WITH FINANCIAL INFORMATION
         A member shall not issue a communication on any financial information, whether for publication or not, when the information is prepared in a manner which might tend to be misleading.

R402 ASSOCIATION WITH FINANCIAL INFORMATION
         A member shall not sign or be associated with any letter, report, statement, representation or financial statement which the member knows, or ought to know, is false or misleading, regardless of any disclaimer of responsibility.

R402.1 EMPLOYER/EMPLOYEE CONFLICTS
         It is recognized that, under exceptional circumstances, compliance with Rule R402 may place a member in a difficult position vis-a-vis the member's employer. Nevertheless, it is a breach of professional duty if the member becomes associated with any letter, report, statement, representation or financial statement which the member knows, or ought to know, is false or misleading.

R403 KNOWN OMISSION
         A member shall disclose any fact or information known to the member which is not disclosed in the financial information, the omission of which would make that information misleading.

R404 MATERIAL DISCREPANCY
         A member shall immediately disclose any material discrepancy that becomes known to the member concerning financial information on which the member has issued a communication, or with which the member is associated.

         PROFESSIONAL PRACTICE

Members shall act openly and fairly towards others in the practice of their profession.

R501 BIDDING
         A member shall not engage in bidding practices for professional services which use unfair methods of competition.
R502 IMPAIRMENT OF INCUMBENT ACCOUNTANT
         (a) A member engaged in the practice of public accounting, when not limited or restricted in writing by the terms of the assignment, shall, before commencing any special assignment for a client of another public accountant, first notify such accountant of the assignment.
(b) A member shall not, when accepting a special assignment (whether by referral or otherwise) from a client of an accountant who is continuing in the relationship with that client, take any action which would tend to impair the position of the other accountant in the ongoing work with that client.


R503 SERVICES PROVIDED ON REFERRAL
         A member shall not, when receiving a special assignment for services by referral from another accountant, provide or offer to provide any different services to the referring accountant's client without the consent of the referring accountant. The referring accountant, if a member, shall not unreasonably withhold such consent.
R504 REPLACEMENT
         (a) A member engaged in the practice of public accounting shall, before accepting an appointment to replace another professional  accountant  or firm,  inquire  from  such  other professional accountant or firm in writing whether there is any professional reason why such appointment should not be accepted.
(b) When a member who is a sole proprietor engaged in the practice of public accounting dies, other members should, for a reasonable period of time, continue to consider the clientele as being served by an accountant. It is recognized that some time may be necessary for the estate of the deceased member to arrange for a proper sale of the practice. It is also recognized that, in some cases, clients may require immediate service and may not be able to await the orderly disposal of the practice. Any member who is approached to take over the account of a prospective client who had been served by a deceased member, shall communicate with the Association before agreeing to assume the account.

R505 TAKEOVER
         A member  engaged in the practice of public  accounting  shall  respond promptly to takeover letters received from other professional accountants. There must be readiness to co-operate with the successor, recognizing that the client's interests are paramount. Provided all outstanding billings have been paid, the member shall supply reasonable information to the successor accountant about the work being assumed.

R506 FEES
         A member engaged in the practice of public accounting shall establish a fee structure for services rendered. A member engaged in the practice of public accounting shall not profess that any professional services are performed without charging a fee, except for the provision of services to a charitable or not-for-profit organization.

R507 COMMISSIONS
         A member engaged in the practice of public accounting shall not, directly or indirectly, accept a commission as a fee for work turned over to another person. This does not pertain to the sale of an accounting practice or part thereof.

R508 CONTINGENT FEE
         A member shall not undertake an audit, review, compilation engagement or original tax return preparation for a fee which is contingent on the results of such services.
R509 ADVERTISING AND OTHER FORMS OF SOLICITATION
         A member shall not seek to obtain clients by advertising or other form of solicitation that: (a) is false or deceptive; (b) includes the use of harassing conduct; (c) creates an unjustified expectation of favourable results; or (d) contains self-laudatory statements that are not verifiable.

R509.1 MISLEADING NAME OF FIRM OR STYLE OF PRACTICE
         (a) A member shall not engage in the practice of public accounting under a non-personal title or name either as a principal or partner or as a director, officer or shareholder where the member has control of the ownership or management of a corporation or firm which is engaged in the practice of public accounting.
         (b) A member shall not engage in the practice of public accounting or in the public practice of any function consistent therewith, under a name or style which is misleading as to the nature of the organization (proprietorship, partnership or, where permitted, corporation) or the nature of the functions performed.

R509.2 PREFERRED AREAS OF PRACTICE
         A member shall be permitted to refer to preferred or restricted areas of practice in advertising, on business cards or on letterhead.

R509.3 RESTRICTED PRACTICE
         A member whose practice is restricted to T1 (personal tax returns) preparation services only is required to indicate this restriction in all telephone directory or media advertising, unless the advertisement is placed under a heading which specifies this restriction.

R509.4 ADVERTISING FORMAT
         (a) A member shall be permitted to advertise only in an objective, informative, tasteful and professionally dignified manner in any medium that is generally available to all members and in which such placement does not, in the opinion of the Association, tend to lower public respect for the profession.
         (b) The stationery and advertising of a member engaged in the practice of public accounting should be dignified in form and may include the official shield and logo of the Association.

R510 NAME OF PRACTICE
         (a) Proprietorship or Sole Corporation:
                  (i) A member shall, when engaged in the practice of public accounting as a Certified General Accountant as a sole proprietor, or as a sole corporation, ensure that the firm name consists of the member's own name or the name of the predecessor who had practised as a Certified General Accountant, with or without the addition of "& Co." or a similar term after the name. The member shall make it clearly understood to the public that the practice is not a partnership with one or more persons. In addition, the firm shall be described only as "Certified General Accountant".
                  (ii) A member whose name is legally changed may be permitted to use the former name without being considered in breach of this Rule. (iii) A member shall, when practising as a sole corporation, make it clearly understood to the public that the member is practising as a professional corporation. (iv) A member shall, when practising as a sole corporation, ensure that the corporate name consists of a name allowed for the member's firm name under subsection (a)(i) of this Rule, and the corporate identification as allowed by the B.C. Business Corporations Act.
         (b) Partnership or Multiple Member Corporation:
                  (i) A member shall, when engaged in the practice of public accounting as a Certified General Accountant and when practising the profession as Certified General Accountants in a partnership of members or professional corporations or any combination of members and professional corporations, or in a professional corporation with more than one member holding voting shares, ensure that the firm name consists of one or more names of the partners, former partners, voting shareholders or predecessors who had practised as Certified General Accountants with or without the addition of "& Co." or a similar term after the name. In addition, the firm shall be described only as "Certified General Accountants".
         (ii) A member whose name is legally changed may continue to use the former name in the partnership name without being considered in breach of this Rule.
         (iii)    A member  shall,  when  practising as a  partnership,  clearly identify to the public those partners of the firm, if any, practising as professional corporations.
         (iv) A member shall, when practising as a professional corporation with more than one member holding voting shares, clearly make it understood to the public that the firm is incorporated.
         (v) A member shall, when practising as a multiple member corporation, ensure that the corporate name consists of one or more names of the voting shareholders, former voting shareholders or predecessors who had practised as Certified General Accountants, with or without the addition of "& Co.", and with the addition of the corporate identification as allowed by the B.C. Business Corporations Act.
         (vi) A member shall, when practising as a limited liability partnership, ensure that the firm name consists of the names of the limited liability partners or predecessors who had practised as Certified General Accountants, in accordance with the identification as allowed by Section 6 of the B.C. Partnership Act.

R511 SPECIALIZATION
         A member shall only use the title of "Specialist" in conjunction with their designation, "Certified General Accountant " or "CGA", if all the requirements established by the Association have been satisfied.

R511.1 DISCLOSURE OF SERVICES PROVIDED
         A member engaged in the practice of public accounting may, in conjunction with the designation "Certified General Accountant " or "CGA", use the title or titles describing the particular type of services the member provides, but without holding out that the member is a specialist.

R512 PERSONAL PRACTICE WHEN AN EMPLOYEE
         A member shall not undertake professional services for the member's own benefit without first advising, in writing, the member's employer.

R513 NON-MEMBER PARTNERS
         (a) A member shall practise in a partnership including a limited liability partnership, described as a firm of "Certified General Accountants" only if all the partners, including those practising as a professional corporation, where allowed, are certificated members in good standing with the Association and are registered in public practice.
         (b) A member shall not associate in any way with any firm practising as Certified General Accountants in British Columbia unless: (i) all partners resident in British Columbia are members of the Association or corporations holding a valid "incorporation permit" from the Association; and (ii) at least one partner is a member of the Association or a corporation holding a valid "incorporation permit" from the Association.

R514 REPRESENTATION OF FIRM
         A member engaged in the practice of public accounting shall not represent or imply that the member or the member's firm: (a) has an office in an area where the member or the firm is only represented by another member, where that latter member in addition to representing the first member carries on a practice under a different firm name; or
(b) maintains an office of another firm of public accountants where the member or the member's firm only represents that other firm of public accountants.

R515 MARKETING OF GOODS AND SERVICES
         A member shall not engage in the marketing of goods and services other than professional services for a profit through the member's public practice firm.

R516 REGISTRATION
         A member shall, if engaged in the practice of public accounting part time or full time, register in accordance with the requirements prescribed by the Association. This rule shall also apply to members who own, operate or control a professional corporation or a limited liability partnership engaged in the practice of public accounting.

R517 PRACTICE REVIEW REQUIREMENTS
         A member shall comply with, and adhere to, the practice review requirements of the Association and the standards contained therein.

R518 PROFESSIONAL LIABILITY INSURANCE
         A member engaged in the practice of public accounting shall maintain professional liability insurance as specified, and provide evidence of such insurance as required, by the Association. Upon withdrawing from the practice of public accounting as a proprietor, partner, limited liability partner or professional corporation, a member shall provide evidence to the Association that the member has acquired professional liability insurance described as "insurance in perpetuity" having the minimum policy amount and requirements specified by the Board.

R519 SERVICE BY AN EMPLOYEE
         A member shall not permit an employee to perform professional services which the member is not permitted to perform unless the employee has been granted a licence to perform such professional services.

R520 RELATIONS WITH CLIENTS OR EMPLOYERS
         Subject to Rule R204.1:
         (a) A member shall not, when acting on behalf of a client or employer, bargain for the member's own use any fee, remuneration, or benefit from a third party without the client's or employer's written consent.
         (b) A member shall not accept commission or other remuneration from investment dealers or insurance brokers for the trading of securities or placement of insurance for clients.

R521 RIGHT TO TAKE COGNIZANCE
         A member shall respect the right of any client, providing that the member's professional fees have been paid, to have reasonable access to the documents in any financial record made by the member concerning the client, and to obtain copies of those documents.

R522 STUDENTS IN PUBLIC PRACTICE
         A student shall not engage in the practice of public accounting independently or in association with others. This Rule shall not restrict a student from being an employee of a public practice firm.

R523 EMPLOYMENT OFFER
         A member shall inform another member of the member's intention to offer employment to an employee of that member. This restriction does not apply if employees approach a member on their own initiative or in response to a public advertisement.

RESPONSIBILITIES TO THE PROFESSION
Members shall always act in accordance with the duties and responsibilities associated with being members of the profession, and shall carry on work in a manner which will enhance the image of the profession and the Association.


R601 COMPLIANCE
         A member shall comply with the Bylaws and the Code of the Association as amended from time to time, and with any order or resolution of the Board or its committees under the Bylaws.

R602 DISCIPLINARY ACTION
         A member shall be subject to disciplinary action for any offence which constitutes a breach of professional conduct.
R602.1 JURISDICTION OF DISCIPLINARY ACTION
         A member shall be subject to disciplinary action only through the member's Provincial Association or Ordre Professional. In circumstances where no Provincial Association or Ordre Professional has jurisdiction, the member shall be subject to disciplinary action by the Board of Directors of CGA Canada as provided by its Bylaws.

R603 MEMBERSHIP OBTAINED FRAUDULENTLY
         (a) A member shall not obtain admission to membership by means of fraud or other irregularity. (b) A member shall notify the Association immediately regarding a person who has obtained membership by means of fraud or other irregularity.

R604 ADMITTANCE TO MEMBERSHIP
         (a) A member shall report to the Association a fact known to that member sufficient to affect the admittance as a member of any person whose admission may be detrimental to the Association.
         (b) An individual shall, when applying to become a student or a member, not sign or be associated with any related letter, report, statement or representation which the applicant knew, or ought to have known, was false or misleading.
         (c) A member shall comply at all times with the principles, obligations and responsibilities in t he Oath of Obligation, as follows:
                  I as a member of THE CERTIFIED GENERAL ACCOUNTANTS ASSOCIATION OF BRITISH COLUMBIA acknowledge that as such I have an obligation to the science and art of accountancy. I therefore do most sincerely promise and solemnly swear to discharge actively this obligation and more specifically -

                  To uphold the standards of my profession and continually search for new truths and disseminate my findings.

                  To keep myself fully informed of developments in the field of accountancy and to co-operate with others in the use of our common knowledge.

                  To guard the interests of my principals and employers, whose trust I hold, and to advise them wisely and honestly.

                  To do all in my power to assure the progress and contentment of my fellow workers and at all times to deal with them fairly and openly, sharing of my acquired knowledge and experience freely.

                  To recognize my dual obligation to society, arising through my personal and professional relations in the social and economic life of our nation.

                  To recognize my continuing obligation to my country and to the chosen way of life of my fellow citizens.

                  To conduct myself and my actions in accordance with the spirit and the letter of the law, regulations and CODE OF ETHICAL PRINCIPLES AND RULES OF CONDUCT.

                  All this I do swear without any equivocation, mental evasion or secret reservation.

                  So help me God.

R605 RESPONSIBILITY FOR FIRM
         A member engaged in the practice of public accounting who:
         (a) is associated with a firm or corporation carrying on a business or practice as described in Rule R107.1, whether as principal, partner, director, officer or shareholder; and
         (b) has a significant influence on the ownership or management of such firm or corporation, shall be responsible to the Association for any failure of such firm or corporation to abide by the Code of the Association.

R605.1 USE OF NORMAL BUSINESS METHODS
         A firm or corporation carrying on a business or practice as described in Rule R107.1 may use normal business methods to solicit business for its own functions, but such methods may not be used, or appear to be used, for the solicitation of clients for the public practice with which the member is associated.

R606 DETRIMENTAL ACTIONS
         (a) A member shall not participate in any action which is detrimental to the Association or the profession.
         (b) A member shall, subject to Rules R201 and R514, report to the Association any situation of which the member has sufficient personal knowledge and which the member thinks may be detrimental to the Association or the profession.

R607 EVIDENCE OF PROFESSIONAL MISCONDUCT
         A member who has been found guilty or granted an absolute or conditional discharge of any criminal or similar offence which may cast doubt as to that member's honesty, integrity or professional competence, shall promptly inform the Association in writing of the conviction, finding of guilt or discharge, as the case may be, when the right of appeal has been exhausted or expired. In such cases, the member may be charged with professional misconduct by the Ethics Committee. In such cases, satisfactory evidence of the conviction, finding of guilt or discharge issued by any competent court shall be sufficient evidence of the conviction and the perpetration of the offence.

R607.1 CRIMINAL AND SIMILAR OFFENCES
         Criminal or similar offences include, but are not limited to, the following offences:
         (a)      fraud, theft, forgery or income tax evasion;
         (b)      violation of the provisions of any securities legislation; or
         (c) any criminal or similar offence for conduct in, or related to, the member's professional capacity, or for conduct in circumstances where there was reliance on the member's membership in, or association with, the Association.

R608 BANKRUPTCY
A member shall immediately notify the Association if the member becomes bankrupt.

R609 PUBLIC STATEMENTS
         A member shall not make public statements or comments which may be interpreted as representing the Association or its views, except when authorized to act as an "official spokesperson" for the Association.

R610 REQUIREMENT TO REPLY IN WRITING
         A member shall promptly reply in writing to any request from the Association in which a written reply is specifically required.

R611     ASSISTANCE TO THE BOARD A member shall, when required:
         (a) comply with the request of the Board or its committees in the exercise of their duties in matters of the appropriate CGA Act, the Bylaws or the Code; and
         (b) produce any documents in the member's possession, custody or control, subject to Rules R201 and R104.2.

R612 PERSON EXPELLED OR SUSPENDED
         A member shall, before knowingly employing a person who has been expelled or who is under suspension from any accounting body, obtain through the Association the facts concerning the expulsion or suspension.

R613 LEGAL ACTION AGAINST A MEMBER
         A member shall, before entering into a legal action against another member which might discredit the profession, give the Association as much notice as is possible of such an intention, outlining the basis of the proposed action.

R614 USE OF CGA REFERENCE BY STUDENTS
         Students shall not make any reference to the Association, its name or its designation on stationery, business cards, business announcements, business directories, office signs or advertising.


DEFINITIONS

"ASSOCIATION"
         The Certified General Accountants Association of British Columbia.

"BOARD"
         The Board of Governors of the Certified General Accountants Association of British Columbia.

"CLIENT"
         The person or entity engaging a member as an independent contractor for the performance of professional services.

"CODE"
         The CODE OF ETHICAL PRINCIPLES AND RULES OF CONDUCT of the Association, as amended from time to time.

"COMMUNICATION"
         Refers to one of three reports prepared for the client:
         (a)      AUDITOR'S REPORT:
                  The report which accompanies financial statements on which the member has performed an audit, and which expresses an opinion on the fairness of those financial statements.
         (b)       REVIEW ENGAGEMENT REPORT:
                  The report accompanying unaudited financial statements in which the member provides a limited degree of assurance about those financial statements.
         (c)      COMPILATION ENGAGEMENT REPORT:
                  A disclaimer signed by or identified with the member clearly stating that neither an audit nor a review has been performed, and that no other attempts to verify the accuracy or completeness of the financial statements have been made.

"FINANCIAL STATEMENTS OR INFORMATION"
         Statements, reports and footnotes related thereto that purport to show an entity's financial position, or results of operations or changes in financial position. This term includes balance sheets, income statements, cash flow statements and statements of retained earnings or statements of changes in owners' equity. In the case of not-for-profit organizations, this term includes statements of financial position, statements of operations, statements of changes in net assets and statements of cash flows. This term does not include incidental financial data included in management advisory or similar reports to support recommendations to a client.

"FIRM"
         A proprietorship, partnership, or professional corporation engaged in the practice of public accounting.

"MEMBER"
         An individual who holds a Certified General Accountants  Association of
         British  Columbia   designation,   and  is  in  good  standing.   Where
         applicable, the term includes duly registered students.

"MEMBER ADVISOR"
         A person or persons appointed by the Association for the specific purpose of providing professional assistance to members, including members engaged in or entering the practice of public accounting. In British Columbia this position is designated to be the Public Practice Advisor.




"PRACTICE OF PUBLIC ACCOUNTING"
         (a) Offering to perform or performing for a client one or more types of professional services involving the use of accounting or auditing skills or the furnishing of tax services. A member who is "employed" in the practice of public accounting is not considered to be "engaged" in the practice of public accounting.
(b) A member would not be considered to be engaged in the practice of public accounting for the purpose of Rules R516, R517 and R518 if the member is solely providing bookkeeping services that do not involve the preparation of financial statements or the member is solely providing tax preparation services without a fee.
(c)
"PROFESSION"
         The profession of accountancy.

"PROFESSIONAL PRACTICE"
         The provision of professional services, as defined.

"PROFESSIONAL SERVICES"
         Any services performed or offered to be performed by a member for a client or employer, where the public or the member's employer is entitled to rely on the member's membership in the Association as giving particular competence.

"PUBLIC ACCOUNTANT"
         Unless otherwise specified by legislation, any person engaged in the practice of public accounting.

"STUDENT"
         An individual who is enrolled in the Association's program of professional studies. A student must observe these Rules except where the wording of any Rule makes it clear that it specifically relates to members or there is a specific exception made in a particular Rule.

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  FORM 10-QSB/A


(Mark One)
              [X] QUARTERLY REPORT UNDER SECTION 13 OR 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                 For the quarterly period ended: March 31, 2005
                                                ---------------

             [ ] TRANSITION REPORT UNDER SECTION 13 OR 15(D) OF THE
                                  EXCHANGE ACT

          For the transition period from ______________to ____________

                        Commission file number 000-27959
                                              ----------

                            GFR Pharmaceuticals Corp.
                           ---------------------------
        (Exact name of small business issuer as specified in its charter)


             Nevada                                            77-0517964
--------------------------------------------------------------------------------
     (State or other jurisdiction                            (IRS Employer
  of incorporation or organization)                         Identification No.)

        Suite 11405 - 201A Street, Maple Ridge, British Columbia V2X 0Y3
                    (Address of principal executive offices)

                                 (604) 460-8440
                            Issuer's telephone number


               (Former name, former address and former fiscal year, if changed since last report.)

                      APPLICABLE ONLY TO CORPORATE ISSUERS

         State the number of shares outstanding of each of the issuer's classes of common equity, as of the latest practical date: March 31, 2005 1,079,940


         Transitional Small Business Disclosure Format (check one).
Yes      ;  No   X
    ----       ----

                                Explanatory Note

We are filing this Amendment No. 1 to our Quarterly Report on Form 10-QSB for the three months ended March 31, 2005 to respond to certain comments received by us from the Staff of the Securities and Exchange Commission ("SEC"). We have restated our balance sheet at March 31, 2005, and statements of income, stockholders' equity and cash flows for the three months ended March 31, 2005. The restatement impacts the three months ended March 31, 2005 and the year ended December 31, 2004, but has no effect on the financial statements issued in prior fiscal years. The restatement corrects an error within the currency translation adjustment, which was erroneously expensed. The impact of the restatement reduced net income by $109,806, net of tax and reduced earnings per share from $0.13 to $0.03 for the three months ended March 31, 2005.

For convenience and ease of reference we are filing this Quarterly Report in its entirety with the applicable changes. Unless otherwise stated, all information contained in this amendment is as of May 16, 2005, the filing date of our Quarterly Report on Form 10-QSB for the three months ended March 31, 2005. Accordingly, this Amendment No. 1 to the Quarterly Report on Form 10-QSB/A should be read in conjunction with our subsequent filings with the SEC.

PART I - FINANCIAL INFORMATION

ITEM 1.  FINANCIAL STATEMENTS

                    GFR PHARMACEUTICALS INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS







                                           (Restated)

                                          (Unaudited)
                                           March 31,          December 31,
                                              2005                2004
                                       ------------------  ------------------
ASSETS
Current Assets:
Cash and Cash Equivalents              $                -  $                -
Accounts Receivable, Net                        1,178,248           1,537,168
Inventory                                       1,720,776           1,502,719
Prepaid expense                                     8,181                   -
                                       ------------------  ------------------

     Total Current Assets                       2,907,205           3,039,887
                                       ------------------  ------------------

Fixed Assets:
Manufacturing Equipment                           615,569             615,409
Office Equipment                                  261,018             262,320
Furniture & Fixtures                                4,915               4,939
Leasehold improvements                             67,347              67,682
Property Held Under Capital Lease                 432,928             432,928
                                       ------------------  ------------------
                                                1,381,777           1,383,278
Less Accumulated Depreciation                    (444,512)           (415,199)
                                       ------------------  ------------------
     Total Fixed Assets                           937,265             968,079
                                       ------------------  ------------------

Deferred Tax Asset                                  5,714                   -
                                       ------------------  ------------------

     TOTAL ASSETS                      $        3,850,184  $        4,007,966
                                       ==================  ==================

                    GFR PHARMACEUTICALS INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                                   (Continued)



                                                               (Restated)

                                                              (Unaudited)
                                                               March 31,          December 31,
                                                                  2005                2004
                                                           ------------------  ------------------
LIABILITIES
Current Liabilities:
Accounts Payable and Accrued Liabilities                   $        1,122,752  $        1,093,235
Bank Overdraft                                                        111,089              24,306
Bank Line                                                             491,898             643,902
Related Party Loans                                                   142,633             139,159
Shareholder Payables                                                  167,447             253,409
Current Portion of Obligations Under Capital Leases                    51,247              57,721
Current Portion Long-Term Debt                                         24,453              34,468
                                                           ------------------  ------------------

     Total Current Liabilities                                      2,111,519           2,246,200
                                                           ------------------  ------------------

Non-Current Liabilities:
Long-Term Debt                                                         27,968              29,653
Lease Obligations                                                     103,354             114,636
Deferred Tax Liability                                                      -             169,986
                                                           ------------------  ------------------

     Total Non-Current Liabilities                                    131,322             314,275
                                                           ------------------  ------------------

     Total Liabilities                                              2,242,841           2,560,475
                                                           ------------------  ------------------

STOCKHOLDERS EQUITY
Common Stock - $0.001 par value, 100,000,000
   shares authorized, 1,079,940 issued and outstanding
   at March 31, 2005 and December 31, 2004                              1,080               1,080
Additional Paid-in Capital                                            698,961             698,961
Currency Translation Adjustment                                       484,209             353,914
Retained Earnings (Deficit)                                           423,093             393,536
                                                           ------------------  ------------------

     Total Stockholders' Equity                                     1,607,343           1,447,491
                                                           ------------------  ------------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                 $        3,850,184  $        4,007,966
                                                           ==================  ==================

   The accompanying notes are an integral part of these financial statements.

                    GFR PHARMACEUTICALS INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (Unaudited)

                                                                               For the Three Months Ended
                                                                                        March 31,
                                                                       -------------------------------------------
                                                                                2005                  2004
                                                                       ---------------------- --------------------

                                                                             (Restated)

REVENUES
Sales                                                                  $            1,374,801 $          1,200,654
Cost of Sales                                                                         917,163              907,280
                                                                       ---------------------- --------------------
Gross Margin                                                                          457,638              293,374
                                                                       ---------------------- --------------------

EXPENSES
   Selling & Marketing                                                                 48,992               82,051
   General & Administrative                                                            95,547              100,849
   Consulting                                                                          18,145               41,643
   Depreciation Expense                                                                29,313               27,068
   Salaries & Wages                                                                   191,261              104,605
                                                                       ---------------------- --------------------
                                                                                      383,258              356,216
                                                                       ---------------------- --------------------

Net Income (Loss) from Operations                                                      74,380              (62,842)

Other Income (Expense)
   Interest, Net                                                                      (23,237)             (12,358)
   Currency Exchange, Net                                                                 367               13,514
                                                                       ---------------------- --------------------

Net Income (Loss) Before Income Taxes                                                  51,510              (61,686)
Income Tax (Expense) Benefit                                                          (21,953)             (38,676)
                                                                       ---------------------- --------------------

NET INCOME (LOSS)                                                      $               29,557 $           (100,362)
                                                                       ====================== ====================

Basic & Diluted Earnings Per Share                                     $                 0.03 $             (0.09)
                                                                       ====================== ====================

Weighted Average Shares Outstanding                                                 1,079,940              1,079,940
                                                                       ====================== ====================





   The accompanying notes are an integral part of these financial statements.

                    GFR PHARMACEUTICALS INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (Unaudited)

                                                                                   For The Three Months Ended
                                                                                            March 31,
                                                                              -------------------------------------
                                                                                    2005                2004
                                                                              -----------------  ------------------

                                                                                 (Restated)

Cash Flows From Operating Activities
   Net income (loss) for the period                                           $          29,557  $         (100,362)
Adjustments to reconcile net loss to net cash
   Provided by operating activities
     Currency Translation Adjustment                                                    109,806             (56,172)
     Depreciation and Amortization                                                       29,313              27,068
     Decrease (Increase) in Receivables                                                 358,995             (43,881)
     Decrease (Increase) in Inventory                                                  (218,057)           (130,397)
     Decrease (Increase) in Prepaid Expense                                              (8,181)                117
     Increase in Accounts Payable & Accrued Liabilities                                  37,520             299,284
     Increase (Decrease) in Bank Overdraft                                               86,783              (1,431)
     Increase (Decrease) in Deferred Tax Liability                                            -              (4,092)
                                                                              -----------------  ------------------
Net Cash Provided by (Used in) Operating Activities                                     425,736              (9,866)
                                                                              -----------------  ------------------

Cash Flows From Investing Activities
   Purchase of Property and Equipment                                                     1,502             (23,841)
                                                                              -----------------  ------------------
Net Cash Used by Investing Activities                                                     1,502             (23,841)
                                                                              -----------------  ------------------

Cash Flows From Financing Activities
   Proceeds/Payments on Bank Line                                                      (152,003)             62,950
   Proceeds (Payments) Shareholder Payables                                            (247,788)                  -
   Proceeds (Payments) Long-term Debt/Capital Lease Obligations                         (27,447)            (29,243)
                                                                              -----------------  ------------------
Net Cash Provided by (Used in) Financing Activities                                    (427,238)             33,707
                                                                              -----------------  ------------------

Increase (Decrease) in Cash                                                                   -                   -
Cash at beginning of period                                                                   -                   -
                                                                              -----------------  ------------------
Cash at End of Period                                                         $               -  $                -
                                                                              =================  ==================


Supplemental Disclosure of Interest and Income Taxes Paid
   Interest paid during the period                                            $          23,237  $           12,358
                                                                              =================  ==================
   Income taxes paid during the period                                        $               -  $                -
                                                                              =================  ==================

Supplemental Disclosure of Non-cash Investing and Financing Activities
   Equipment acquired through Capital Lease                                   $               -  $                -
                                                                              =================  ==================
   Stock issued as payment on short-term notes payable                        $               -  $                -
                                                                              =================  ==================


   The accompanying notes are an integral part of these financial statements.

                    GFR PHARMACEUTICALS INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         This summary of accounting policies for GFR Pharmaceuticals, Inc. and Subsidiaries (Formerly Laredo Investment Corp.) is presented to assist in understanding the Company's financial statements. The accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.


Restatment of Previously Issued Financial Statements for the Three Months Ended March 31, 2005

         We have restated our balance sheet at March 31, 2005, and statements of income, stockholders' equity and cash flows for the three months ended March 31, 2005. The restatement impacts the three months ended March 31, 2005 and the year ended December 31, 2004, but has no effect on the financial statements issued in prior fiscal years. The restatement corrects an error within the currency translation adjustment, which was erroneously expensed. The impact of the restatement reduced net income by $109,806, net of tax and reduced earnings per share from $0.13 to $0.03 for the three months ended March 31, 2005.


Interim Reporting

         The unaudited financial statements as of March 31, 2005, in the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to fairly state the financial position and results of operations for the three months. Operating results for interim periods are not necessarily indicative of the results which can be expected for full years.

Organization and Basis of Presentation

         The Company was incorporated under the laws of the State of Nevada on December 18, 1996. The Company ceased all operating activities during the period from December 18, 1996 to July 9, 1999 and was considered dormant. On July 9, 1999, the Company obtained a Certificate of renewal from the State of Nevada. From July 9, 1999 to January 21, 2000, the Company was in the development stage.

         On January 21, 2000, Laredo entered into an Acquisition Agreement with GFR Pharma, Ltd. (Formerly GFR Nutritionals, Ltd.), a British Columbia corporation, (GFR), Richard Pierce and Lucretia Schanfarber (the GFR Majority Shareholders) to acquire their shares representing 100% of the outstanding common stock of GFR in exchange for 19,000,000 newly issued shares of Laredo's restricted common stock. The transaction was recorded as a reverse acquisition. GFR was incorporated in March 1997 as Helm Developments Ltd. In June 1998, the Company formally changed its name to GFR Nutritionals Ltd. GFR was 100% owned by the President and CEO, Richard Pierce from inception until January 17, 2000, when a 10% interest was acquired by Lucretia Schanfarber. Business operations began in October 1998 after acquiring manufacturing equipment and arranging to manufacture nutritional supplements under a private label contract.

                    GFR PHARMACEUTICALS INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(Continued)

         On June 21, 2000, the Company entered into an Acquisition Agreement with Nutritionals (USA) Direct.Com, a Washington corporation, (NDC), to acquire 100% of the outstanding common stock of NDC in exchange for $1,000. The transaction has been recorded as a purchase. NDC operations were wound down in October 2002 and the company became dormant.

         On November 1, 2000, the Company entered into an Acquisition Agreement with GFR Health, Inc. (Formerly R & L Health, Inc.), a British Columbia corporation, to acquire 100% of the outstanding common stock of GFR Health, Inc. in exchange for $0.01. The transaction was recorded as a purchase.

         On April 5, 2004, GFR Nutritionals Ltd. and R&L Health Inc changed their names to GFR Pharma Ltd. and GFR Health Inc. respectively.

         On August 9, 2004, Laredo Investment Corp. changed its name to GFR Pharmaceuticals, Inc.

Principles of Consolidation

         The consolidated financial statements include the accounts of GFR Pharmaceuticals, Inc. (Formerly Laredo Investment Corp.) and the following wholly owned subsidiaries:

* GFR Pharma Ltd. (Formerly GFR Nutritionals, Ltd.), a British Columbia corporation
*        Nutritionals(USA) Direct.com, a Washington corporation
* GFR Health, Inc. (Formerly R & L Health, Inc.), a British Columbia corporation

         All significant inter-company accounts and transactions have been eliminated.

Nature of Business

         The Company specializes in formulating, blending, encapsulating and packing nutritional products. The Company also distributes products through its GFR Health Inc. subsidiary. The Company's operations are located in the province of British Columbia, Canada.

Cash and Cash Equivalents

         For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents to the extent the funds are not being held for investment purposes.

                    GFR PHARMACEUTICALS INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(Continued)

Inventories

         Raw materials inventory is stated at a lower of weighted average cost and replacement value. Inventories of work in progress is stated at the lower of weighted average cost and net realizable value.

Revenue Recognition

         Revenue is recognized from sales of product at the time of shipment to customers.

Advertising Costs

         Advertising is expensed as incurred.

Depreciation

         Fixed assets are stated at cost. Depreciation and amortization is calculated on a straight-line basis over the estimated useful lives of the assets as follows:


                     Asset                              Rate
------------------------------------------------  -----------------

Manufacturing equipment                                 10-20 years
Furniture and fixtures                                    5-7 years
Office equipment                                          3-5 years
Computer Software                                           4 years
Leasehold improvements                                Term of lease

         Maintenance and repairs are charged to operations; betterments are capitalized. The cost of property sold or otherwise disposed of and the accumulated depreciation thereon are eliminated from the property and related accumulated depreciation accounts, and any resulting gain or loss is credited or charged to income.

         The Company has adopted the Financial Accounting Standards Board SFAS No., 121, "Accounting for the Impairment of Long-lived Assets." SFAS No. 121 addresses the accounting for (i) impairment of long-lived assets, certain identified intangibles and goodwill related to assets to be held and used, and
(ii) long-live lived assets and certain identifiable intangibles to be disposed of. SFAS No. 121 requires that long-lived assets and certain identifiable intangibles be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate

                    GFR PHARMACEUTICALS INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(Continued)

that the carrying amount of an asset may not be recoverable. If the sum of the expected future cash flows from the use of the asset and its eventual disposition (un-discounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized.

Foreign Currency Translation

         The Company's functional currency is the Canadian dollar and the reporting currency is the U.S. Dollar. All elements of financial statements are translated using a current exchange rate. For assets and liabilities, the exchange rate at the balance sheet date is used. Stockholders' Equity is translated using the historical rate. For revenues, expenses, gains and losses the weighted average exchange rate for the period is used. Translation gains and losses are included as a separate component of stockholders' equity. Gains and losses resulting from foreign currency transactions are included in net income.

Pervasiveness of Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles required management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Credit Risk

         The Company has no significant off-balance-sheet concentrations of credit risk such as foreign exchange contracts, options contracts or other foreign hedging arrangements.

Income Taxes

         The Company accounts for income taxes under the provisions of SFAS No. 109, "Accounting for Income Taxes." SFAS No.109 requires recognition of deferred income tax assets and liabilities for the expected future income tax consequences, based on enacted tax laws, of temporary differences between the financial reporting and tax bases of assets and liabilities.

Reclassifications

         Certain   reclassifications  have  been  made  in  the  2004  financial statements to conform with the 2005 presentation.

                    GFR PHARMACEUTICALS INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(Continued)

Earnings (Loss) per Share

         Basic earnings (loss) per share has been computed by dividing the income (loss) for the year applicable to the common stockholders by the weighted average number of common shares outstanding during the years. There were no common equivalent shares outstanding at March 31, 2005 and 2004.

Stock Compensation for Non-Employees

         The Company accounts for the fair value of its stock compensation grants for non-employees in accordance with FASB Statement 123. The fair value of each grant is equal to the market price of the Company's stock on the date of grant if an active market exists or at a value determined in an arms length negotiation between the Company and the non-employee.

NOTE 2 - ACCOUNTS RECEIVABLE

         As of March 31, 2005 and December 31, 2004, accounts receivable consisted of the following:

                                                       March 31,       December 31,
                                                          2005               2004
                                                   ------------------  -----------------

Accounts Receivable                                $        1,262,423  $       1,630,830
Less: Allowance for Doubtful Accounts                         (84,175)           (93,662)
                                                   ------------------  -----------------

Total Accounts Receivable                          $        1,178,248  $       1,537,168
                                                   ==================  =================

         The allowance for doubtful accounts is based on management estimate of 75% of receivables over 120 days outstanding.

                    GFR PHARMACEUTICALS INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)

NOTE 3 - INVENTORY

         Inventory is valued at lower of cost or market. As of March 31, 2005 and December 31, 2003, inventory consists of the following:


                                    March 31,          December 31
                                       2005                2004
                                ------------------  ------------------
Raw Materials                   $        1,058,050  $          937,864
Work in Process                            332,300             229,032
Finished Goods                             330,426             335,823
                                ------------------  ------------------

Total Inventory                 $        1,720,776  $        1,502,719
                                ==================  ==================

NOTE 4 - INCOME TAXES

         The provision for income taxes consists of Canadian federal and provincial and territorial income tax. For the three months ended March 31, 2005, income tax expense has been estimated as $21,953. For the same period in 2004, it was estimated as $38,676.

         Deferred taxes result from temporary differences in the recognition of income and expenses for income tax reporting and financial statement reporting purposes. The Company had deferred tax liability (asset) of $(5,714 and $169,986 as of March 31, 2005 and December 31, 2004. The deferred tax liability (asset) is the result of excess depreciation for income tax purposes over the amount for financial reporting purposes.

NOTE 5 - RELATED PARTY TRANSACTIONS

         As of March 31, 2005, a major shareholder of the Company gave the Company an unsecured line of credit of up to $310,125 (375,000 Canadian). As of March 31, 2005, the Company owes $167,447 (202,544) Canadian) against this line of credit.

         Richard Pierce, CEO of Laredo and Lucretia Schanfarber, former Vice President of Sales, hold contracts with GFR Health, Inc. (Formerly R&L Health Inc.) that licenses their names and images for use on certain products. Each are paid a quarterly bonus of 10% of GFR Health, Inc. profits before income taxes, depreciation, and amortization are deducted as expenses. As of March 31, 2005 and 2004, $8,184 and $23,855 were accrued or paid.

         As of April 1, 2004, Ms. Schanfarber is no longer being paid this license fee as her name and image has been removed from all products.

                    GFR PHARMACEUTICALS INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)

NOTE 6 - SHORT-TERM OBLIGATIONS

                                                           March 31,          December 31,
                                                              2005                2004
                                                       ------------------  ------------------
Promissory note, repayable to related parties upon
   demand, including interest at 12%                   $          142,633  $          139,159
                                                       ==================  ==================

         The Company has a line of credit with a bank with a total amount owing of $491,898 and $643,902 as of March 31, 2005 and December 31, 2004,
respectively. This line carries an interest rate of prime plus 1.5 and a total available credit of $706,350 ($850,000 Canadian) as of December 31, 2004. The line is secured by certain manufacturing equipment of the Company.

NOTE 7 - LONG-TERM DEBT

                                                                                 March 31,          December 31,
                                                                                    2005                2004
                                                                             ------------------  ------------------
TDBank Small Business  loan,  repayable in monthly  installments  $2,515 ($3,973
Canadian), including interest at 10.15%, maturing September 15, 2005, secured by
certain manufacturing equipment of the Company                               $           24,453  $           26,959

Business Development Bank of Canada Loan, repayable in
monthly installments $657 ($830 Canadian), including interest
at prime plus 1%, maturing August 23, 2009                                               27,968              37,162

Less current portion of long-term debt                                                  (24,453)            (34,468)
                                                                             ------------------  ------------------

                                                                             $           27,968  $           29,653
                                                                             ==================  ==================

         Principal payments due on long-term debt for each of the five years subsequent to December 31, 2004 and thereafter are as follows:


       Year ending:                Amount
---------------------------  ------------------

           2005              $           34,468
           2006                           7,936
           2007                           8,468
           2008                           9,035
           2009                           4,214
                             ------------------
        Thereafter
           Total             $           64,121
                             ==================

                    GFR PHARMACEUTICALS INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)

NOTE 8 - ECONOMIC DEPENDENCE


         The Company sells a substantial portion of its product to one customer, Prairie Naturals, Inc. During the first quarter of 2005 and 2004, sales to that customer aggregated 53% and 50%, respectively. As of March 31, 2005 and December 31, 2004, amounts due from that customer included in accounts receivable were 41% and 17%, respectively. Future operations of the Company depend on continuation of the manufacturing arrangement with that customer.


NOTE 9 - COMMITMENTS

         The Company has entered into a lease agreements for its manufacturing and office facilities and certain manufacturing equipment with the Company's major shareholder and other parties. The rental charges are approximately $86,250 ($115,000 Canadian) per year for real property and $81,675 ($108,900 Canadian) per year for equipment. The real property lease expired December 31, 2004, and the equipment lease expires June 2005 through December 2008.

         The assets and liabilities under capital leases are recorded at the fair value of the asset. The assets are depreciated over the lower of their estimated productive lives. Depreciation of assets under capital leases is included in depreciation expense for 2005 and 2004.

         Following is a summary of property held under capital leases:


                                             March 31,          December 31,
                                                2005                2004
                                         ------------------  ------------------
Manufacturing Equipment                  $          432,928  $          432,928
Less: Accumulated Depreciation                      (63,052)            (57,640)
                                         ------------------  ------------------

Net Assets Held Under Capital Lease      $          369,876  $          375,288
                                         ==================  ==================

         The minimum future lease payments under these leases for the next five years are:

    Ending December 31:                                          Real Property         Equipment
----------------------------                                   ------------------  -----------------
      2005                                                     $                -  $          67,097
      2006                                                                      -             50,338
      2007                                                                      -             50,338
      2008                                                                      -             19,508
      2009                                                                      -                  -
                                                               ------------------  -----------------
      Net Minimum Lease Payments                                                -            187,281
      Less: Amount Representing Interest                                        -            (97,404)
                                                               ------------------  -----------------
      Present Value of Net Minimum Lease Payment               $                -  $          89,877
                                                               ==================  =================

                    GFR PHARMACEUTICALS INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)

NOTE 9 - COMMITMENTS (Continued)

         The leases generally provides that insurance, maintenance and tax expenses are obligations of the Company. It is expected that in the normal course of business, leases that expire will be renewed or replaced by leases on other properties.

         During 2002, the Company entered into a lease agreement for warehouse space. The lease is month to month with a six month notice of termination clause. Under the terms of the lease agreement, the monthly rent charge is approximately $4,600 ($5,500 Canadian).

NOTE 10 - STOCK INCENTIVE PLAN

         The Board of Directors has authorized and the Company has established the 2000 Incentive and Non-qualified Stock Option Plan. Under the plan the Company is authorized to issue up to 6,000,000 shares of the Company's common stock with such exercise price and vesting periods as the Board of Directors deems to be in the best interest of the Company. As of March 31, 2005, no options have been granted.

NOTE 11 - STOCK SPLIT

         On August 9, 2004, the Company changed its name from Laredo Investment Corp. To GFR Pharmaceuticals, Inc. In addition, a retroactive 30:1 reverse stock split was approved by shareholders. All references to stock in the accompanying financial statements reflect this stock split.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.


We have restated our balance sheet at March 31, 2005, and statements of income, stockholders' equity and cash flows for the three months ended March 31, 2005. The restatement impacts the three months ended March 31, 2005 and the year ended December 31, 2004, but has no effect on the financial statements issued in prior fiscal years. The restatement corrects an error within the currency translation adjustment, which was erroneously expensed. The impact of the restatement reduced net income by $109,806, net of tax and reduced earnings per share from $0.13 to $0.03 for the three months ended March 31, 2005.


Plan of Operations

The Company is currently working on securing additional private label manufacturing contracts. The key target for private label sales are wholesale
distributors   of  health  food  nutrition   products.   GFR  is  also  pursuing
opportunities for direct sales to consumers through the Internet. GFR has entered into the OTC (Over the Counter) drug market with the introduction of Acetaminophen and A.S.A. products but has no signed contracts at this time.

Liquidity and Capital Resources

GFR's working capital ratio was 1.50 at March 31, 2005 compared to 1.35 at December 31, 2004. Current liabilities include a $142,633 promissory note payable to a party related to the major shareholder, which bears interest at 12% annually. These funds are repayable on demand, however the request for repayment occurring at this time is not expected.

GFR has a small business loan outstanding with a balance of $24,453 as at March 31, 2005. This loan bears interest at 10.15% and matures on September 15, 2005. The Company has a second business loan with an outstanding balance of $27,968 as of March 31, 2005. This loan bears interest at prime plus 1 percent, maturing August 23, 2009.

GFR acquired an additional $160 of manufacturing equipment in the first quarter of 2005. An additional $125,000 of manufacturing equipment is expected to be purchased in 2005 in order to meet demands for new private label sales.

Results of Operations



                                               For the Three Months Ended
                                                       March 31,
                                          ------------------------------------
                                                2005               2004
                                          -----------------  -----------------
Sales                                             1,374,801          1,200,654
Cost of Sales                                       917,163            907,280
                                          -----------------  -----------------
Gross Margin                                        457,638            293,374
Gross Profit Percentage                              33.29%             24.43%

                                               For the Three Months Ended

Selling and Marketing Expenses                       48,992             82,051
Selling Expense as a % of Sales                       3.56%              6.83%

Admin. and Other Expenses                           334,266            274,165
Admin Expenses as a % of Sales                       24.31%             22.83%


For the three months ended March 31, 2005, sales were $174,147 higher than 2004 and are expected to continue to grow during 2005.

During the first quarter of 2005 and 2004 sales to Prairie Naturals Inc. were 53% and 50% respectively. GFR has a verbal arrangement to manufacture, on an as-ordered basis, private label products that Prairie Naturals Inc. and distributes under the Prairie Naturals Inc. name. GFR also has an exclusive written contract to manufacture one product that Prairie Naturals Inc. distributes for a third party private label.

Operating margins for the three months ending March 31, 2005 and 2004 were 33.29% and 24.43% of sales revenue. Cost of Sales includes the cost of raw materials used in manufacturing, production labor costs and an applicable share of overhead expenses. Operating margins for the quarter are higher than the same period for 2004 in part because of the decrease in costs associated with initial runs of new products and the completion of jobs with lower margins in general.

General and administrative expenses for the three months ended March 31, 2005 and 2004 were 24.31% and 22.83% of sales. GFR anticipates realizing economies of scale as production volumes increase. This will be reflected favorably in the future by decreasing the percentage of sales for these expenses.


Foreign Currency Gains and Loses

Foreign currency gains and losses are the result of fluctuations in the exchange rate between Canada and our Foreign customers and vendors. Our foreign currency gains and losses result primarily due to the our purchasing of raw materials in foreign currencies from both inside and outside Canada. During March 31, 2005 we purchased approximately 53% of our raw materials in U.S. dollars compared to 43% for December 31, 2004. We also have sales to foreign countries amounting to approximately 1% of our total sales for 2005 and 2004. Foreign currency gains decreased by $13,147 to $367 for the three months ended March 31, 2005 and from $13,514 for the three months ended March 31, 2004. We expect or purchases and sales in foreign currencies to remain relatively constant over the next twelve months. Because exchange rates are outside our control, however, exchange gains and losses are unpredictable.

Effect of Inflation

GFR does not anticipate any financial impact, whether beneficial or detrimental, as a result of inflation.

ITEM 3. CONTROLS AND PROCEDURES


RESTATEMENT

On September 23, 2005, our independent auditors, Robison, Hill & Co., informed us that they had discovered an error in our financial statements for the year ended December 31, 2004.

The error relates to the translation of our financial statements from Canadian dollars to U.S. dollars for reporting purposes. The error impacts the three months ended March 31, 2005 and the six months ended June 30, 2005 and the year ended December 31, 2004, but has no effect on the financial statements issued in prior fiscal years. The restatement corrects an error within the currency translation adjustment, which should be reported in the equity section of the balance sheet, but was reported in error in the income statement. The impact of the restatement reduced net income by $109,806, net of tax and reduced earnings per share from $0.13 to $0.0310 for the three months ended March 31, 2005.

Following our discussion with Robison, Hill & Co., we determined that the March 31, 2005 and June 30, 2005 financial statements should be restated to reflect the correction of this error. We have restated our balance sheet at March 31, 2005 and June 30, 2005, and statements of income, stockholders' equity and cash flows for the three months ended March 31, 2005 and the six months ended June 30, 2005.

In connection with the restatement, the principal executive officer and principal financial officer of GFR Pharmaceuticals, Inc. have reevaluated GFR Pharmaceuticals, Inc.'s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) and identified the a material weakness in internal controls over financial reporting with respect to a failure to ensure correct reporting of foreign currency translation adjustments.

Solely as a result of this material weakness, we conclude that our disclosure controls and procedures were not effective as of December 31, 2004, March 31, 2005, or June 30, 2005.

REMEDIATION OF MATERIAL WEAKNESS IN INTERNAL CONTROL

We are confident that, as of this filing, we have fully remediated the material weakness in our internal control over financial reporting with respect to accounting for foreign currency translation adjustments. The remedial actions included changes to our software properly position the translation adjustments in the equity section of the balance sheet, improved training, education and accounting reviews designed to ensure that all relevant personnel involved in foreign currency translation adjustments understand and apply proper reporting of currency translation adjustments.

In connection with this amended Form 10-QSB, the principal executive officer and principal financial officer of GFR Pharmaceuticals, Inc. have reevaluated our disclosure controls and procedures as currently in effect, including the remedial actions discussed above, and have concluded that, as of this date, our disclosure controls and procedures are effective.

As previously reported, there were no significant changes in GFR Pharmaceuticals, Inc. internal control over financial reporting during the Company's fourth fiscal quarter of 2004 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting. However, subsequent to June 30, 2005, we took remedial actions described above.


PART II- OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS

         None.

ITEM 2. CHANGES IN SECURITIES

            None.

ITEM 3. DEFAULTS UPON SENIOR SECURITIES

         None.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

         None.

ITEM 5. OTHER INFORMATION

         None.

ITEM 6. EXHIBITS AND REPORTS ON FORM 8-K

         The Company did not file a report on Form 8-K during the past quarter.

                                   SIGNATURES

         In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             GFR Pharmaceuticals, Inc.
                                                   (Registrant)

DATE: November 18, 2005                      By: /s/ Richard Pierce
      -----------------                      --------------------------------
                                             Richard Pierce
                                             President, C.E.O., Director
                                             (Principal Executive Officer)

DATE: November 18, 2005                      By: /s/  Marc Casavant
      -----------------                      --------------------------------
                                             Marc Casavant
                                             C.F.O., Director
                                             (Principal Accounting Officer)

EXHIBIT 31.1
                           SECTION 302 CERTIFICATIONS
I, Richard Pierce, certify that:

         1. I have reviewed this quarterly report on form 10-QSB of GFR Pharmaceuticals, Inc.

         2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

         3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report.

         4. The small business issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in exchange act rules 13a-15(e) and 15d-15(e) for the small business issuer and have:

         a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

         b) evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report on such evaluation; and

         c) disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

         5. The small business issuer's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of small business issuer's board of directors (or persons performing the equivalent functions):

         a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

         b) any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.


Date November 18, 2005

By: /s/ Richard Pierce
Richard Pierce
CEO, Director
(Principal Executive Officer)

EXHIBIT 31.2

                           SECTION 302 CERTIFICATIONS
I, Marc Casavant, certify that:

         1. I have reviewed this quarterly report on form 10-QSB of GFR Pharmaceuticals, Inc.

         2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

         3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report.

         4. The small business issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in exchange act rules 13a-15(e) and 15d-15(e) for the small business issuer and have:

         a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

         b) evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report on such evaluation; and

         c) disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

         5. The small business issuer's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of small business issuer's board of directors (or persons performing the equivalent functions):

         a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

         b) any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

Date: November 18, 2005

By: /s/ Marc Casavant
Marc Casavant
CFO, Director
(Principal Accounting Officer)

EXHIBIT 32.1

                            CERTIFICATION PURSUANT TO
                             18 U.S.C. SECTION 1350,
                             AS ADOPTED PURSUANT BY
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002


In connection with the Quarterly Report of GFR Pharmaceuticals, Inc. on Form 10-QSB for the period ending March 31, 2005, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Richard Pierce, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge and belief:

         (1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

         (2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.



By: /s/ Richard Pierce
Richard Pierce
CEO, Director
(Principal Executive Officer)

Date: November 18, 2005

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 32.2

                            CERTIFICATION PURSUANT TO
                             18 U.S.C. SECTION 1350,
                             AS ADOPTED PURSUANT BY
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002


In connection with the Quarterly Report of GFR Pharmaceuticals, Inc. on Form 10-QSB for the period ending March 31, 2005, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Marc Casavant, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge and belief:

         (1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

         (2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.



By: /s/ Marc Casavant
Marc Casavant
CFO, Director
(Principal Accounting Officer)

Date: November 18, 2005

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  FORM 10-QSB/A


(Mark One)
              [X] QUARTERLY REPORT UNDER SECTION 13 OR 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                  For the quarterly period ended: June 30, 2005
                                                 --------------

             [ ] TRANSITION REPORT UNDER SECTION 13 OR 15(D) OF THE
                                  EXCHANGE ACT

          For the transition period from ______________to ____________

                        Commission file number 000-27959

                            GFR Pharmaceuticals Corp.
                           ---------------------------
        (Exact name of small business issuer as specified in its charter)


             Nevada                                             77-0517964
--------------------------------------------------------------------------------
     (State or other jurisdiction                              (IRS Employer
  of incorporation or organization)                         Identification No.)

        Suite 11405 - 201A Street, Maple Ridge, British Columbia V2X 0Y3
                    (Address of principal executive offices)

                                 (604) 460-8440
                            Issuer's telephone number


         (Former name, former address and former fiscal year, if changed since last report.)

                      APPLICABLE ONLY TO CORPORATE ISSUERS

         State the number of shares outstanding of each of the issuer's classes of common equity, as of the latest practical date: August 11, 2005 1,079,940


         Transitional Small Business Disclosure Format (check one).
Yes      ;  No   X
    ----       ----

                                Explanatory Note

We are filing this Amendment No. 1 to our Quarterly Report on Form 10-QSB for the three and six months ended June 30, 2005 to respond to certain comments received by us from the Staff of the Securities and Exchange Commission ("SEC"). We have restated our balance sheet at June 30, 2005, and statements of income, stockholders' equity and cash flows for the three and six months ended June 30, 2005. The restatement impacts the three and six months ended June 30, 2005 and the year ended December 31, 2004, but has no effect on the financial statements issued in prior fiscal years. The restatement corrects an error within the currency translation adjustment, which was erroneously expensed. The impact of the restatement reduced net income by $93,104, net of tax and reduced earnings per share from $0.12 to $0.03 for the three and six months ended June 30, 2005.

For convenience and ease of reference we are filing this Quarterly Report in its entirety with the applicable changes. Unless otherwise stated, all information contained in this amendment is as of August 22, 2005, the filing date of our Quarterly Report on Form 10-QSB for the three and six months ended June 30, 2005. Accordingly, this Amendment No. 1 to the Quarterly Report on Form 10-QSB/A should be read in conjunction with our subsequent filings with the SEC.

PART I - FINANCIAL INFORMATION

ITEM 1.  FINANCIAL STATEMENTS

                    GFR PHARMACEUTICALS INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS







                                            (Restated)
                                           (Unaudited)

                                             June 30,          December 31,
                                               2005                2004
                                        ------------------  ------------------
ASSETS
Current Assets:
Cash and Cash Equivalents               $                -  $                -
Accounts Receivable, Net                         1,275,470           1,537,168
Inventory                                        1,640,250           1,502,719
Prepaid expense                                     18,993                   -
                                        ------------------  ------------------

     Total Current Assets                        2,934,713           3,039,887
                                        ------------------  ------------------

Fixed Assets:
Manufacturing Equipment                            676,342             615,409
Office Equipment                                   257,634             262,320
Furniture & Fixtures                                 4,851               4,939
Leasehold improvements                              66,474              67,682
Property Held Under Capital Lease                  353,269             432,928
                                        ------------------  ------------------
                                                 1,358,570           1,383,278
Less Accumulated Depreciation                     (469,483)           (415,199)
                                        ------------------  ------------------
     Total Fixed Assets                            889,087             968,079
                                        ------------------  ------------------

     TOTAL ASSETS                       $        3,823,800  $        4,007,966
                                        ==================  ==================

                    GFR PHARMACEUTICALS INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                                   (Continued)



                                                            (Restated)
                                                           (Unaudited)

                                                             June 30,          December 31,
                                                               2005                2004
                                                        ------------------  ------------------
LIABILITIES
Current Liabilities:
Accounts Payable and Accrued Liabilities                $        1,092,306  $        1,093,235
Bank Overdraft                                                     106,910              24,306
Bank Line                                                          330,480             643,902
Related Party Loans                                                146,431             139,159
Shareholder Payables                                               275,245             253,409
Current Portion of Obligations Under Capital Leases                 38,136              57,721
Current Portion Long-Term Debt                                      11,780              34,468
                                                        ------------------  ------------------

     Total Current Liabilities                                   2,001,288           2,246,200
                                                        ------------------  ------------------

Non-Current Liabilities:
Long-Term Debt                                                      25,737              29,653
Lease Obligations                                                   94,843             114,636
Deferred Tax Liability                                              58,143             169,986
                                                        ------------------  ------------------

     Total Non-Current Liabilities                                 178,723             314,275
                                                        ------------------  ------------------

     Total Liabilities                                           2,180,011           2,560,475
                                                        ------------------  ------------------

STOCKHOLDERS EQUITY
Common Stock - $0.001 par value, 100,000,000
   shares authorized, 1,079,940 issued and outstanding
   at June 30, 2005 and December 31, 2004                            1,080               1,080
Additional Paid-in Capital                                         698,961             698,961
Currency Translation Adjustment                                    517,832             353,914
Retained Earnings (Deficit)                                        425,916             393,536
                                                        ------------------  ------------------

     Total Stockholders' Equity                                  1,643,789           1,447,491
                                                        ------------------  ------------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY              $        3,823,800  $        4,007,966
                                                        ==================  ==================



   The accompanying notes are an integral part of these financial statements.

                    GFR PHARMACEUTICALS INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (Unaudited)

                                                     For the Three Months Ended         For the Six Months Ended
                                                              June 30,                          June 30,
                                                 ---------------------------------- ---------------------------------
                                                       2005              2004             2005             2004
                                                 -----------------  --------------- ----------------  ---------------

                                                    (Restated)                          (Restated)

REVENUES
Sales                                            $       1,561,874  $     1,643,059 $      2,936,675  $     2,843,713
Cost of Sales                                              812,209        1,084,225        1,729,372        1,991,505
                                                 -----------------  --------------- ----------------  ---------------
Gross Margin                                               749,665          558,834        1,207,303          852,208
                                                 -----------------  --------------- ----------------  ---------------

EXPENSES
   Selling & Marketing                                      66,171           47,145          115,163          129,196
   General & Administrative                                445,154          140,302          540,701          241,151
   Consulting                                               20,111           38,551           38,256           80,194
   Depreciation Expense                                     31,353           30,732           60,666           57,800
   Salaries & Wages                                        167,529           94,603          358,790          199,208
                                                 -----------------  --------------- ----------------  ---------------
                                                           730,318          351,333        1,113,576          707,549
                                                 -----------------  --------------- ----------------  ---------------

Net Income (Loss) from Operations                           19,347          207,501           93,727          144,659
                                                 -----------------  --------------- ----------------  ---------------

Other Income (Expense)
   Interest, Net                                           (23,192)         (14,965)         (46,429)         (27,323)
   Currency Exchange, Net                                       (6)         (13,367)             361              147
                                                 -----------------  --------------- ----------------  ---------------

Net Income (Loss) Before Income Taxes                       (3,851)         179,169           47,659          117,483
Income Tax (Expense) Benefit                                 6,674          (23,542)         (15,279)         (62,218)
                                                 -----------------  --------------- ----------------  ---------------

NET INCOME (LOSS)                                $           2,823  $       155,627 $         32,380  $        55,265
                                                 =================  =============== ================  ===============

Basic & Diluted Earnings Per Share               $          (0.10)  $          0.14 $           0.03  $          0.05
                                                 =================  =============== ================  ===============

Weighted Average Shares Outstanding                      1,079,940        1,079,940        1,079,940        1,079,940
                                                 =================  =============== ================  ===============






   The accompanying notes are an integral part of these financial statements.

                    GFR PHARMACEUTICALS INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (Unaudited)

                                                                                    For The Six Months Ended
                                                                                            June 30,
                                                                              -------------------------------------
                                                                                    2005                2004
                                                                              -----------------  ------------------

                                                                                 (Restated)

Cash Flows From Operating Activities
   Net income (loss) for the period                                           $          32,380  $           55,265
Adjustments to reconcile net loss to net cash
   Provided by operating activities
     Currency Translation Adjustment                                                     50,129              69,363
     Depreciation and Amortization                                                       54,266              72,798
     Decrease (Increase) in Receivables                                                 334,569            (357,937)
     Decrease (Increase) in Inventory                                                  (137,384)           (162,591)
     Decrease (Increase) in Prepaid Expense                                             (18,991)             (5,607)
     Increase in Accounts Payable & Accrued Liabilities                                 (68,692)            266,036
     Increase (Decrease) in Bank Overdraft                                               82,597              69,241
     Increase (Decrease) in Deferred Tax Liability                                            -              (4,901)
                                                                              -----------------  ------------------
Net Cash Provided by (Used in) Operating Activities                                     328,874               1,667
                                                                              -----------------  ------------------

Cash Flows From Investing Activities
   Purchase of Property and Equipment                                                    24,830            (137,850)
                                                                              -----------------  ------------------
Net Cash Used by Investing Activities                                                    24,830            (137,850)
                                                                              -----------------  ------------------

Cash Flows From Financing Activities
   Proceeds/Payments on Bank Line                                                      (313,452)            189,284
   Proceeds (Payments) Shareholder Payables                                              21,811                   -
   Proceeds (Payments) Long-term Debt/Capital Lease Obligations                         (62,063)            (53,101)
                                                                              -----------------  ------------------
Net Cash Provided by (Used in) Financing Activities                                    (353,704)            136,183
                                                                              -----------------  ------------------

Increase (Decrease) in Cash                                                                   -                   -
Cash at beginning of period                                                                   -                   -
                                                                              -----------------  ------------------
Cash at End of Period                                                         $               -  $                -
                                                                              =================  ==================


Supplemental Disclosure of Interest and Income Taxes Paid
   Interest paid during the period                                            $          38,683  $           27,323
                                                                              =================  ==================
   Income taxes paid during the period                                        $               -  $           15,200
                                                                              =================  ==================

Supplemental Disclosure of Non-cash Investing and Financing Activities
   None

   The accompanying notes are an integral part of these financial statements.

                    GFR PHARMACEUTICALS INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         This summary of accounting policies for GFR Pharmaceuticals, Inc. and Subsidiaries (Formerly Laredo Investment Corp.) is presented to assist in understanding the Company's financial statements. The accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.


Restatment of Previously Issued Financial Statements for the Three and Six Months Ended June 30, 2005

         We have restated our balance sheet at June 30, 2005, and statements of income, stockholders' equity and cash flows for the three and six months ended June 30, 2005. The restatement impacts the three and six months ended June 30, 2005 and the year ended December 31, 2004, but has no effect on the financial statements issued in prior fiscal years. The restatement corrects an error within the currency translation adjustment, which was erroneously expensed. The impact of the restatement reduced net income by $93,104, net of tax and reduced earnings per share from $0.12 to $0.03 for the three and six months ended June 30, 2005.


Interim Reporting

         The unaudited financial statements as of June 30, 2005,and for the three and six months then ended, reflect, in the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to fairly state the financial position and results of operations for the three and six months. Operating results for interim periods are not necessarily indicative of the results which can be expected for full years.

Organization and Basis of Presentation

         The Company was incorporated under the laws of the State of Nevada on December 18, 1996. The Company ceased all operating activities during the period from December 18, 1996 to July 9, 1999 and was considered dormant. On July 9, 1999, the Company obtained a Certificate of renewal from the State of Nevada. From July 9, 1999 to January 21, 2000, the Company was in the development stage.

         On January 21, 2000, Laredo entered into an Acquisition Agreement with GFR Pharma, Ltd. (Formerly GFR Nutritionals, Ltd.), a British Columbia corporation, (GFR), Richard Pierce and Lucretia Schanfarber (the GFR Majority Shareholders) to acquire their shares representing 100% of the outstanding common stock of GFR in exchange for 19,000,000 newly issued shares of Laredo's restricted common stock. The transaction was recorded as a reverse acquisition. GFR was incorporated in March 1997 as Helm Developments Ltd. In June 1998, the Company formally

                    GFR PHARMACEUTICALS INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(Continued)

changed its name to GFR Nutritionals Ltd. GFR was 100% owned by the President and CEO, Richard Pierce from inception until January 17, 2000, when a 10%
interest was acquired by Lucretia Schanfarber. Business operations began in October 1998 after acquiring manufacturing equipment and arranging to manufacture nutritional supplements under a private label contract.

         On June 21, 2000, the Company entered into an Acquisition Agreement with Nutritionals (USA) Direct.Com, a Washington corporation, (NDC), to acquire 100% of the outstanding common stock of NDC in exchange for $1,000. The transaction has been recorded as a purchase. NDC operations were wound down in October 2002 and the company became dormant.

         On November 1, 2000, the Company entered into an Acquisition Agreement with GFR Health, Inc. (Formerly R & L Health, Inc.), a British Columbia corporation, to acquire 100% of the outstanding common stock of GFR Health, Inc. in exchange for $0.01. The transaction was recorded as a purchase.

         On April 5, 2004, GFR Nutritionals Ltd. and R&L Health Inc changed their names to GFR Pharma Ltd. and GFR Health Inc. respectively.

         On August 9, 2004, Laredo Investment Corp. changed its name to GFR Pharmaceuticals, Inc.

Principles of Consolidation

         The consolidated financial statements include the accounts of GFR Pharmaceuticals, Inc. (Formerly Laredo Investment Corp.) and the following wholly owned subsidiaries:

* GFR Pharma Ltd. (Formerly GFR Nutritionals, Ltd.), a British Columbia corporation
*        Nutritionals(USA) Direct.com, a Washington corporation
* GFR Health, Inc. (Formerly R & L Health, Inc.), a British Columbia corporation

         The results of subsidiaries acquired or sold during the year are consolidated from their effective dates of acquisition through their effective dates of disposition.

         All significant inter-company accounts and transactions have been eliminated.

                    GFR PHARMACEUTICALS INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(Continued)

Nature of Business

         The Company specializes in formulating, blending, encapsulating and packing nutritional products. The Company also distributes products through its GFR Health Inc. subsidiary. The Company's operations are located in the province of British Columbia, Canada.

Cash and Cash Equivalents

         For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents to the extent the funds are not being held for investment purposes.

Inventories

         Raw materials inventory is stated at a lower of weighted average cost and replacement value. Inventories of work in progress is stated at the lower of weighted average cost and net realizable value.

Revenue Recognition

         Revenue is recognized from sales of product at the time of shipment to customers.

Advertising Costs

         Advertising is expensed as incurred.

                    GFR PHARMACEUTICALS INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(Continued)

Depreciation

         Fixed assets are stated at cost. Depreciation and amortization is calculated on a straight-line basis over the estimated useful lives of the assets as follows:


                     Asset                              Rate
------------------------------------------------  -----------------

Manufacturing equipment                                 10-20 years
Furniture and fixtures                                    5-7 years
Office equipment                                          3-5 years
Computer Software                                           4 years
Leasehold improvements                                Term of lease

         Maintenance and repairs are charged to operations; betterments are capitalized. The cost of property sold or otherwise disposed of and the accumulated depreciation thereon are eliminated from the property and related accumulated depreciation accounts, and any resulting gain or loss is credited or charged to income.

         The Company has adopted the Financial Accounting Standards Board SFAS No., 121, "Accounting for the Impairment of Long-lived Assets." SFAS No. 121 addresses the accounting for (i) impairment of long-lived assets, certain identified intangibles and goodwill related to assets to be held and used, and
(ii) long-live lived assets and certain identifiable intangibles to be disposed of. SFAS No. 121 requires that long-lived assets and certain identifiable intangibles be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the expected future cash flows from the use of the asset and its eventual disposition (un-discounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized.

Foreign Currency Translation

         The Company's functional currency is the Canadian dollar and the reporting currency is the U.S. Dollar. All elements of financial statements are translated using a current exchange rate. For assets and liabilities, the exchange rate at the balance sheet date is used. Stockholders' Equity is translated using the historical rate. For revenues, expenses, gains and losses the weighted average exchange rate for the period is used. Translation gains and losses are included as a separate component of stockholders' equity. Gains and losses resulting from foreign currency transactions are included in net income.

                    GFR PHARMACEUTICALS INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(Continued)

Pervasiveness of Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles required management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Credit Risk

         The Company has no significant off-balance-sheet concentrations of credit risk such as foreign exchange contracts, options contracts or other foreign hedging arrangements.

Income Taxes

         The Company accounts for income taxes under the provisions of SFAS No. 109, "Accounting for Income Taxes." SFAS No.109 requires recognition of deferred income tax assets and liabilities for the expected future income tax consequences, based on enacted tax laws, of temporary differences between the financial reporting and tax bases of assets and liabilities.

Reclassifications

         Certain   reclassifications  have  been  made  in  the  2004  financial statements to conform with the 2005 presentation.

Earnings (Loss) per Share

         Basic earnings (loss) per share has been computed by dividing the income (loss) for the year applicable to the common stockholders by the weighted average number of common shares outstanding during the years. There were no common equivalent shares outstanding at June 30, 2005 and 2004.

Stock Compensation for Non-Employees

         The Company accounts for the fair value of its stock compensation grants for non-employees in accordance with FASB Statement 123. The fair value of each grant is equal to the market price of the Company's stock on the date of grant if an active market exists or at a value determined in an arms length negotiation between the Company and the non-employee.

                    GFR PHARMACEUTICALS INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)

NOTE 2 - ACCOUNTS RECEIVABLE

         As of June 30, 2005 and December 31, 2004, accounts receivable consisted of the following:


                                            June 30,       December 31,
                                              2005               2004
                                       ------------------  -----------------

Accounts Receivable                    $        1,355,261  $       1,630,830
Less: Allowance for Doubtful Accounts             (79,791)           (93,662)
                                       ------------------  -----------------

Total Accounts Receivable              $        1,275,470  $       1,537,168
                                       ==================  =================

         The allowance for doubtful accounts is based on management estimate of 75% of receivables over 120 days outstanding.

NOTE 3 - INVENTORY

         Inventory is valued at lower of cost or market. As of June 30, 2005 and December 31, 2004, inventory consists of the following:


                                      June 30,          December 31
                                        2005                2004
                                 ------------------  ------------------
Raw materials                    $        1,034,811  $          937,864
Work in process                             312,408             229,032
Finished Goods                              293,031             335,823
                                 ------------------  ------------------

Total Inventory                  $        1,640,250  $        1,502,719
                                 ==================  ==================


NOTE 4 - INCOME TAXES

         The provision for income taxes consists of Canadian federal and provincial and territorial income tax. For the three and six months ended June 30, 2005, income tax benefit (expense) has been estimated as $6,674 and ($15,279), respectively. For the same periods in 2004, it was estimated as ($23,542) and ($62,218).

         Deferred taxes result from temporary differences in the recognition of income and expenses for income tax reporting and financial statement reporting purposes. The Company had deferred tax liability of $58,143 and $169,986 as of June 30, 2005 and December 31, 2004. The deferred tax liability is the result of excess depreciation for income tax purposes over the amount for financial reporting purposes.

                    GFR PHARMACEUTICALS INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)

NOTE 5 - RELATED PARTY TRANSACTIONS

         As of June 30, 2005, a major shareholder of the Company gave the Company an unsecured line of credit of up to $310,125 (375,000 Canadian). As of June 30, 2005, the Company owes $275,220 (337,310 Canadian) against this line of credit.

         Richard Pierce, CEO of Laredo and Lucretia Schanfarber, former Vice President of Sales, hold contracts with GFR Health, Inc. (Formerly R&L Health Inc.) that licenses their names and images for use on certain products. Each are paid a quarterly bonus of 10% of GFR Health, Inc. profits before income taxes, depreciation, and amortization are deducted as expenses. As of June 30, 2005 and 2004, $8,184 and $23,855 were accrued or paid.

         As of April 1, 2004, Ms. Schanfarber is no longer being paid this license fee as her name and image has been removed from all products.

NOTE 6 - SHORT-TERM OBLIGATIONS

                                                            June 30,          December 31,
                                                              2005                2004
                                                       ------------------  ------------------
Promissory note, repayable to related parties upon
   demand, including interest at 12%                   $          146,431  $          139,159
                                                       ==================  ==================

         The Company has a line of credit with a bank with a total amount owing of $330,480 and $643,902 as of June 30, 2005 and December 31, 2004,
respectively. This line carries an interest rate of prime plus 1.5 and a total available credit of $693,600 ($850,000 Canadian) as of December 31, 2004. The line is secured by certain manufacturing equipment of the Company.

                    GFR PHARMACEUTICALS INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)

NOTE 7 - LONG-TERM DEBT

                                                                                  June 30,          December 31,
                                                                                    2005                2004
                                                                             ------------------  ------------------
TDBank Small Business  loan,  repayable in monthly  installments  $2,515 ($3,973
Canadian), including interest at 10.15%, maturing September 15, 2005, secured by
certain manufacturing equipment of the Company                               $           11,780  $           26,959

Business Development Bank of Canada Loan, repayable in
monthly installments $657 ($830 Canadian), including interest
at prime plus 1%, maturing August 23, 2009                                               25,737              37,162

Less current portion of long-term debt                                                  (11,780)            (34,468)
                                                                             ------------------  ------------------

                                                                             $           25,737  $           29,653
                                                                             ==================  ==================

         Principal payments due on long-term debt for each of the five years subsequent to December 31, 2004 and thereafter are as follows:


       Year ending:                Amount
---------------------------  ------------------
           2005              $            6,945
           2006                           7,551
           2007                           8,117
           2008                           8,726
           2009                           6,178
                             ------------------
        Thereafter
           Total             $           37,517
                             ==================

NOTE 8 - ECONOMIC DEPENDENCE


         The Company sells a substantial portion of its product to one customer, Prairie Naturals, Inc. During the first quarter of 2005 and 2004, sales to that customer aggregated 49% and 52%, respectively. As of June 30, 2005 and December 31, 2004, amounts due from that customer included in accounts receivable were 41% and 17%, respectively. Future operations of the Company depend on continuation of the manufacturing arrangement with that customer.

                    GFR PHARMACEUTICALS INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)

NOTE 9 - COMMITMENTS

         The Company has entered into lease agreements for its manufacturing and office facilities and certain manufacturing equipment with the Company's major shareholder and other parties. The rental charges are approximately $83,840 ($115,000 Canadian) per year for real property and $88,862 ($108,900 Canadian) per year for equipment. The real property lease expired December 31, 2004, and the equipment lease expires June 2005 through December 2008.

         The assets and liabilities under capital leases are recorded at the fair value of the asset. The assets are depreciated over the lower of their estimated productive lives. Depreciation of assets under capital leases is included in depreciation expense for 2005 and 2004.

         Following is a summary of property held under capital leases:


                                             June 30,          December 31,
                                               2005                2004
                                        ------------------  ------------------
Manufacturing Equipment                 $          353,269  $          432,928
Less: Accumulated Depreciation                     (55,867)            (57,640)
                                        ------------------  ------------------

Net Assets Held Under Capital Lease     $          297,402  $          375,288
                                        ==================  ==================

         The minimum future lease payments under these leases for the next five years are:

    Ending December 31:                             Real Property         Equipment
----------------------------                      ------------------  -----------------
      2005                                        $                -  $          67,097
      2006                                                         -             50,338
      2007                                                         -             50,338
      2008                                                         -             19,508
      2009                                                         -                  -
                                                  ------------------  -----------------
      Net Minimum Lease Payments                                   -            187,281
      Less: Amount Representing Interest                           -            (97,404)
                                                  ------------------  -----------------
      Present Value of Net Minimum Lease Payment  $                -  $          89,877
                                                  ==================  =================

         The leases generally provides that insurance, maintenance and tax expenses are obligations of the Company. It is expected that in the normal course of business, leases that expire will be renewed or replaced by leases on other properties.

                    GFR PHARMACEUTICALS INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)

NOTE 9 - COMMITMENTS (Continued)

         During 2002, the Company entered into a lease agreement for warehouse space. The lease is month to month with a six month notice of termination clause. Under the terms of the lease agreement, the monthly rent charge is approximately $4,488 ($5,500 Canadian).

NOTE 10 - STOCK INCENTIVE PLAN

         The Board of Directors has authorized and the Company has established the 2000 Incentive and Non-qualified Stock Option Plan. Under the plan the Company is authorized to issue up to 6,000,000 shares of the Company's common stock with such exercise price and vesting periods as the Board of Directors deems to be in the best interest of the Company. As of June 30, 2005, no options have been granted.

NOTE 11 - STOCK SPLIT

         On August 9, 2004, the Company changed its name from Laredo Investment Corp. to GFR Pharmaceuticals, Inc. In addition, a retroactive 30:1 reverse stock split was approved by shareholders. All references to stock in the accompanying financial statements reflect this stock split.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.


We have restated our balance sheet at June 30, 2005, and statements of income, stockholders' equity and cash flows for the three and six months ended June 30, 2005. The restatement impacts the three and six months ended June 30, 2005 and the year ended December 31, 2004, but has no effect on the financial statements issued in prior fiscal years. The restatement corrects an error within the currency translation adjustment, which was erroneously expensed. The impact of the restatement reduced net income by $93,104, net of tax and reduced earnings per share from $0.12 to $0.03 for the three and six months ended June 30, 2005.


Plan of Operations

The Company is currently working on securing additional private label manufacturing contracts. The key target for private label sales are wholesale
distributors   of  health  food  nutrition   products.   GFR  is  also  pursuing
opportunities for direct sales to consumers through the Internet. GFR has entered into the OTC (Over the Counter) drug market with the introduction of Acetaminophen and A.S.A. products but has no signed contracts at this time.

Liquidity and Capital Resources

GFR's working capital ratio was 1.47 at June 30, 2005 compared to 1.35 at December 31, 2004. Current liabilities include a $146,431 promissory note payable to a party related to the major shareholder, which bears interest at 12% annually. These funds are repayable on demand, however the request for repayment occurring at this time is not expected.

GFR has a small business loan outstanding with a balance of $11,780 as of June 30, 2005. This loan bears interest at 10.15% and matures on September 15, 2005. The Company has a second business loan with an outstanding balance of $25,737 as of June 30, 2005. This loan bears interest at prime plus 1 percent, maturing August 23, 2009.

GFR did not acquired any manufacturing equipment in the second quarter of 2005. An additional $125,000 of manufacturing equipment is expected to be purchased in 2005 in order to meet demands for new private label sales.

Results of Operations

                                             For the Three Months Ended            For the Six Months Ended
                                                      June 30,                             June 30,
                                         -----------------------------------  ----------------------------------
                                                2005              2004              2005              2004
                                         ------------------ ----------------  ----------------- ----------------
Sales                                    $        1,561,874 $      1,643,059  $       2,936,675 $      2,843,713
Cost of Sales                                       812,209        1,084,225          1,729,372        1,991,505
                                         ------------------ ----------------  ----------------- ----------------
Gross Margin                                        749,665          558,834          1,207,303          852,208
Gross Profit Percentage                              48.00%           34.02%             41.12%           29.97%


                                             For the Three Months Ended            For the Six Months Ended
                                                      June 30,                             June 30,
                                         -----------------------------------  ----------------------------------
                                                2005              2004              2005              2004
                                         ------------------ ----------------  ----------------- ----------------
Selling and Marketing Expenses                       66,171           47,145            115,163          129,196
Selling Expense as a % of Sales                       4.24%            2.87%              3.93%            4.55%

Admin. and Other Expenses                           664,147          304,188            998,413          578,353
Admin Expenses as a % of Sales                       42.53%           18.52%             34.00%           20.34%

For the six months ended June 30, 2005, sales were $92,962 higher than 2004 and are expected to continue to grow during 2005.

During the second quarter of 2005 and 2004 sales to Prairie Naturals Inc. were 49% and 52% respectively. GFR has a verbal arrangement to manufacture, on an as-ordered basis, private label products that Prairie Naturals Inc. and distributes under the Prairie Naturals Inc. name. GFR also has an exclusive written contract to manufacture one product that Prairie Naturals Inc. distributes for a third party private label.

Operating margins for the three and six months ending June 30, 2005 were 48.00% and 41.12% and for the same periods in 2004 34.02% and 29.97% of sales revenue. Cost of Sales includes the cost of raw materials used in manufacturing, production labor costs and an applicable share of overhead expenses. Operating margins for the quarter are higher than the same period for 2004 in part because of the decrease in costs associated with initial runs of new products and the completion of jobs with higher margins in general.

General and administrative expenses for the three and six months ended June 30, 2005 were 42.53% and 34.00% of sales and for the same periods in 2004 were 18.52% and 20.34%. GFR anticipates realizing economies of scale as production volumes increase. This will be reflected favorably in the future by decreasing the percentage of sales for these expenses.


Foreign Currency Gains and Loses

Foreign currency gains and losses are the result of fluctuations in the exchange rate between Canada and our Foreign customers and vendors. Our foreign currency gains and losses result primarily due to the our purchasing of raw materials in foreign currencies from both inside and outside Canada. During the three months ended June 30, 2005, we purchased approximately 56% of our raw materials in U.S. dollars compared to 43% for the three months ended June 30, 2004. We also have sales to foreign countries amounting to approximately 1% of our total sales for the three months ended June 30, 2005 and none for the three months ended June 30, 2005. Foreign currency gains increased by $214 to $361 for the six months ended June 30, 2005 from $147 for the six months ended June 30, 2004. We expect or purchases and sales in foreign currencies to remain relatively constant over the next twelve months. Because exchange rates are outside our control, however, exchange gains and losses are unpredictable.

Effect of Inflation

GFR does not anticipate any financial impact, whether beneficial or detrimental, as a result of inflation.

ITEM 3. CONTROLS AND PROCEDURES


RESTATEMENT

On September 23, 2005, our independent auditors, Robison, Hill & Co., informed us that they had discovered an error in our financial statements for the year ended December 31, 2004.

The error relates to the translation of our financial statements from Canadian dollars to U.S. dollars for reporting purposes. The error impacts the three and six months ended June 30, 2005 and the year ended December 31, 2004, but has no effect on the financial statements issued in prior fiscal years. The restatement corrects an error within the currency translation adjustment, which should be reported in the equity section of the balance sheet, but was reported in error in the income statement. The impact of the restatement reduced net income by $93,104, net of tax and reduced earnings per share from $0.12 to $0.03 for the three and six months ended June 30, 2005.

Following our discussion with Robison, Hill & Co., we determined that the March 31, 2005 and June 30, 2005 financial statements should be restated to reflect the correction of this error. We have restated our balance sheet at March 31, 2005 and June 30, 2005, and statements of income, stockholders' equity and cash flows for the three months ended March 31, 2005 and six months ended June 30, 2005.

In connection with the restatement, the principal executive officer and principal financial officer of GFR Pharmaceuticals, Inc. have reevaluated GFR Pharmaceuticals, Inc.'s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) and identified the a material weakness in internal controls over financial reporting with respect to a failure to ensure correct reporting of foreign currency translation adjustments.

Solely as a result of this material weakness, we conclude that our disclosure controls and procedures were not effective as of December 31, 2004, March 31, 2005, or June 30, 2005.

REMEDIATION OF MATERIAL WEAKNESS IN INTERNAL CONTROL

We are confident that, as of this filing, we have fully remediated the material weakness in our internal control over financial reporting with respect to accounting for foreign currency translation adjustments. The remedial actions included changes to our software properly position the translation adjustments in the equity section of the balance sheet, improved training, education and accounting reviews designed to ensure that all relevant personnel involved in foreign currency translation adjustments understand and apply proper reporting of currency translation adjustments.

In connection with this amended Form 10-QSB, the principal executive officer and principal financial officer of GFR Pharmaceuticals, Inc. have reevaluated our disclosure controls and procedures as currently in effect, including the remedial actions discussed above, and have concluded that, as of this date, our disclosure controls and procedures are effective.

As previously reported, there were no significant changes in GFR
Pharmaceuticals, Inc.  internal
control over financial reporting during the Company's fourth fiscal quarter of 2004 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting. However, subsequent to June 30, 2005, we took remedial actions described above.


PART II- OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS

         None.

ITEM 2. CHANGES IN SECURITIES

         None.

ITEM 3. DEFAULTS UPON SENIOR SECURITIES

         None.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

         None.

ITEM 5. OTHER INFORMATION

         None.

ITEM 6. EXHIBITS AND REPORTS ON FORM 8-K

         The Company did not file a report on Form 8-K during the past quarter.

                                   SIGNATURES

         In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             GFR Pharmaceuticals, Inc.
                                                   (Registrant)

DATE: November 18, 2005                      By: /s/ Richard Pierce
      -----------------                      -----------------------------------
                                             Richard Pierce
                                             President, C.E.O., Director
                                             (Principal Executive Officer)

DATE: November 18, 2005                      By: /s/  Marc Casavant
      -----------------                      -----------------------------------
                                             Marc Casavant
                                             C.F.O., Director
                                             (Principal Accounting Officer)

EXHIBIT 31.1
                           SECTION 302 CERTIFICATIONS
I, Richard Pierce, certify that:

         1. I have reviewed this quarterly report on form 10-QSB of GFR Pharmaceuticals, Inc.

         2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

         3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report.

         4. The small business issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in exchange act rules 13a-15(e) and 15d-15(e) for the small business issuer and have:

         a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

         b) evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report on such evaluation; and

         c) disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

         5. The small business issuer's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of small business issuer's board of directors (or persons performing the equivalent functions):

         a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

         b) any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

Date November 18, 2005

By: /s/ Richard Pierce
Richard Pierce
CEO, Director
(Principal Executive Officer)

EXHIBIT 31.2
                           SECTION 302 CERTIFICATIONS
I, Marc Casavant, certify that:

         1. I have reviewed this quarterly report on form 10-QSB of GFR Pharmaceuticals, Inc.

         2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

         3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report.

         4. The small business issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in exchange act rules 13a-15(e) and 15d-15(e) for the small business issuer and have:

         a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

         b) evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report on such evaluation; and

         c) disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

         5. The small business issuer's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of small business issuer's board of directors (or persons performing the equivalent functions):

         a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

         b) any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

Date: November 18, 2005

By: /s/ Marc Casavant
Marc Casavant
CFO, Director
(Principal Accounting Officer)

EXHIBIT 32.1

                            CERTIFICATION PURSUANT TO
                             18 U.S.C. SECTION 1350,
                             AS ADOPTED PURSUANT BY
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002


In connection with the Quarterly Report of GFR Pharmaceuticals, Inc. on Form 10-QSB for the period ending June 30, 2005, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Richard Pierce, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge and belief:

         (1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

         (2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.



By: /s/ Richard Pierce
Richard Pierce
CEO, Director
(Principal Executive Officer)

Date: November 18, 2005

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 32.2

                            CERTIFICATION PURSUANT TO
                             18 U.S.C. SECTION 1350,
                             AS ADOPTED PURSUANT BY
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002


In connection with the Quarterly Report of GFR Pharmaceuticals, Inc. on Form 10-QSB for the period ending June 30, 2005, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Marc Casavant, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge and belief:

         (1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

         (2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.



By: /s/ Marc Casavant
Marc Casavant
CFO, Director
(Principal Accounting Officer)

Date: November 18, 2005

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.